UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004.

Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  ___       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____May 31, 2004_______________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

April 21, 2004

Item 3: Press Release

A Press release dated and issued April 21, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Anglo Platinum Approves Additional $3 Million Exploration Budget for 2004.

Item 5: Full Description of Material Change

See attached News Release

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___April 30, 2004______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Anglo Platinum Approves Additional $3 Million Exploration Budget for 2004

River Valley PGM Project, Sudbury, Ontario

 Pacific North West Capital Corp. (PFN: TSX) is pleased to report that a Phase 7  $3 million budget for the balance of 2004 has been approved for the River Valley PGM Project near Sudbury, Ontario by Joint Venture Partner Anglo American Platinum Corporation Limited (Anglo Platinum) the world's largest producer of platinum.

Highlights of Phase 6 Program to Date:

  Highest grade Mineralized Intersection Reported to date: - 47 metres @ 5.02 g/t Pd + Pt  (3.81 g/t Pd + 1.21 g/t Pt)

  New Mineralized Zone Defined at Varley:  Hole VA-01 intersected 73 metres (239 ft) of 1.52 g/t PGM  (1.03 g/t Pd + 0.41 g/t Pt + .068 g/t Au)  including 23 metres (75 ft) of 2.2 g/t PGM. (1.78 g/t Pd + 0.65 g/t Pt +0.094 g/t Au)

  PGM mineralization confirmed to extend over 9km with new discovery at Razor Zone.  This extends the area of potential economic mineralization. by 4km. Includes Varley, Razor, Azen. Jackson's Flats and MacDonald Areas (see map inset)

  Spectrem Airborne Geophysical Survey Flown. New targets identified.

  Anglo Platinum has expended in excess of $12.8 million to date

  3rd Mineral Resource Estimate in Progress

The drilling program resumed in early March after a brief hiatus to allow for the compilation and review of the more than 40,000 metres drilled last year.

The new program (Phase 7) will be comprised of approximately 15,000 additional metres of drilling with the objective of expanding the known resources as well as completing further infilling drilling along the southern contact, in particular in the Varley, Jackson's Flats and Azen Creek areas Surface work and mapping will be carried out which will further investigate the geophysical targets identified from the Spectrem Airborne geophysical survey flown last fall.

Pacific North West Capital Corp. NEWS RELEASE April 21,2004     Page 2 of 2

Anglo Platinum Approves Additional $3 Million Exploration Budget for 2004

River Valley PGM Project, Sudbury, Ontario

The results from River Valley continue to be extremely encouraging. Exploration and drilling over the last year, have intersected platinum-palladium mineralization in marginal breccias, confirming the presence of a multiple enriched zones of  a mineralized PGM bearing breccia unit over a 9km strike length. Initial mineral resource estimates have been concentrated only in the Dana Lake and Lismer's Ridge area, a 4 km area.  The Qualified Person for this release is Peter Dasler, P.Geo, VP Business Development.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited "Anglo Platinum", the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum.  Anglo Platinum is has committed over $12.8 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  In Alaska, PFN has a Joint Venture Agreement with Lonmin PLC, the world's third largest primary underground platinum group metals producer. In 2003 Lonmin funded a US $920,000 exploration program.  Exploration by the Joint Venture in 2003 confirmed that Union Bay has potential to host significant accumulations of PGE mineralization.. PFN is the operator of all three projects

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

April 26, 2004

Item 3: Press Release

A Press release dated and issued April 26, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Anglo Platinum Approves Additional $3 Million Exploration Budget for 2004.

Item 5: Full Description of Material Change

Pacific North West Capital Corp. (the "Company") wishes to announce the closing of the non-brokered private placement of 2,500,000 units for gross proceeds of $2,000,000.  Each unit consisted of one common share of the Company at a purchase price of $0.80 per unit and one-half of one non-transferable share purchase warrant (the "Warrant"), with each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of eighteen (18) months at a purchase price of $1.00 per Warrant Share.

Of the $2,000,000 gross proceeds, $200,000 has been completed as flow-through units consisting of one flow-through common share of the Company at a purchase price of $0.80 and one-half of one non-flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non-flow-through common share of the Company for a period of eighteen (18) months at a purchase price of $1.00 per Warrant Share.  A finder's fee of 7% may be paid in cash or shares. The foregoing is subject to regulatory approval.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company's mineral properties and for general working capital.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___April 30, 2004______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

NON-BROKERED $2,000,000 FINANCING COMPLETED

Pacific North West Capital Corp. (the "Company") wishes to announce the closing of the non-brokered private placement of 2,500,000 units for gross proceeds of $2,000,000.  Each unit consisted of one common share of the Company at a purchase price of $0.80 per unit and one-half of one non-transferable share purchase warrant (the "Warrant"), with each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of eighteen (18) months at a purchase price of $1.00 per Warrant Share.

Of the $2,000,000 gross proceeds, $200,000 has been completed as flow-through units consisting of one flow-through common share of the Company at a purchase price of $0.80 and one-half of one non-flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non-flow-through common share of the Company for a period of eighteen (18) months at a purchase price of $1.00 per Warrant Share.  A finder's fee of 7% may be paid in cash or shares. The foregoing is subject to regulatory approval.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company's mineral properties and for general working capital.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. Pacific North West Capital Corp. is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited "Anglo Platinum", the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum.  Anglo Platinum is currently funding a $5.3 million phase 6 drilling program on River Valley and has recently approved a $3 million exploration budget for the remainder of 2004.  Anglo Platinum may earn a 65% interest by funding it through to production.  In Alaska, PFN has a Joint Venture Agreement with Lonmin PLC, the world's third largest primary underground platinum group metals producer. In 2003 Lonmin funded US $900,000 exploration program on the Union Bay Project, Alaska, U.S.A.  PFN is the operator of all three projects.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

CONSENT OF AUTHOR

To:

BC Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Securities & Exchange Commission

I, Curtis Freeman, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "EXECUTIVE SUMMARY REPORT FOR THE UNION BAY PROJECT, KETCHIKAN MINING DISTRICT, ALASKA" and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure of Freegold Ventures Limited to be filed with regulatory agencies.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosures of Freegold Ventures Limited contains any misrepresentation of the information contained in the Technical Report.

GEOLOGIC REPORT UB04EXE1

EXECUTIVE SUMMARY REPORT

FOR THE UNION BAY PGE PROPERTY,

KETCHIKAN MINING DISTRICT,

ALASKA

prepared for

Pacific North West Capital Corp.

and

Freegold Ventures Limited

2303 West 41st Ave.

Vancouver, B.C. V6M 2A3

prepared by

Avalon Development Corp.

P.O. Box 80268

Fairbanks, AK  99708

April 6, 2004

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

TABLE OF CONTENTS

Cover Sheet

Table of Contents

List of Figures

3

List of Tables

3

List of Appendices

3

Summary

4

Introduction and Terms of Reference

5

Disclaimer

6

Property Description and Location

6

Access and Infrastructure

8

History

8

Geologic Setting

10

Deposit Types

14

Mineralization

15

2003 Exploration

16

Drilling

38

Sample Method and Approach

48

Sample Preparation, Analysis and Security

49

Data Verification

50

Adjacent Properties

54

Mineral Processing and Metallurgical Testing

54

Mineral Resource and Mineral Reserve Estimates

55

Other Relevant Data and Information

55

Interpretations and Conclusions

55

Recommendations

56

References Cited

58

Statement of Qualifications

62

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

LIST OF FIGURES

Figure 1: Location of the Union Bay project

Figure 2: Land status map for the Union Bay project

Figure 3: Prospect location map for the Union Bay project

Figure 4: Tectonic terrane map of southern Southeast Alaska

Figure 5: Geology of the Union Bay ultramafic complex

Figure 6: Structures and Pt thematics for the Continental zone

Figure 7: Air photo view of structures on the Continental zone

Figure 8: Air photo view of structures on the Chevelle zone

LIST OF TABLES

Table 1: Summary of exploration work at Union Bay, 2000 through 2003

Table 2: Significant 2000 rock sample geochemistry from the North zone

Table 3: Significant 2001 rock sample geochemistry from the North zone

Table 4: Significant saw channel sample geochemistry from the North zone

Table 5: Significant rock sample geochemistry from the Jaguar zone

Table 6: Significant saw channel geochemistry from the Jaguar zone

Table 7: Lithologic classification used in mapping at Continental zone

Table 8: Significant (+ 1 gpt Pt) grab rock samples from 2003 at the Continental zone

Table 9: Significant saw channel sample geochemistry, Continental zone

Table 10: Significant PGE mineralization at the Chevelle prospect

Table 11: Rock geochemistry from the Cannery Creek zone

Table 12: Significant grab rock geochemistry from the Lexus zone

Table 13: Significant grab rock geochemistry from the Mt. Burnett South prospect

Table 14: Stream sediment results from South Mt. area

Table 15: Significant North zone drill hole intercepts from 2001 and 2003 Union Bay drilling

Table 16: Significant Jaguar zone drill hole intercepts from 2003 Union Bay drilling

Table 17: Significant Mt. Burnett zone drill hole intercepts from 2001 Union Bay drilling

Table 18: Comparison of blind standard sample assays for the 2003 Union Bay standards

Table 19: Comparison of Pt and Pd rerun values from rock samples submitted for check assay

Table 20: Comparison of Pt and Pd rerun values from channel samples submitted for check assay

Table 21: Six element PGE analyses from the 2000 and 2001 Union Bay project

LIST OF APPENDICES

Appendix A: Union Bay project legal description

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

SUMMARY

The Union Bay project is a platinum group element exploration target hosted in a Ural - Alaska complex that intrude Gravina Belt assemblage rocks of the Alexander Platinum Belt of southern Southeast Alaska.  PGE mineralization was discovered on the 15,000 acre Union Bay project in 2000 with follow-up discoveries and limited drilling in 2001.  Additional discoveries of highly anomalous PGE mineralization occurred in 2003. Platinum group element mineralization at Union Bay appears to be genetically related to late-stage magnetite mineralization hosted in pyroxenite and wehrlite units stretching from the North zone on the eastern end of the property to at least the Continental zone on the west, a distance in excess of 6 kilometers.  The highest PGE values are associated with irregular magnetite veins in a mixed pyroxenite - wehrlite unit although elevated PGE values have been encountered in pyroxenite and hornblende pyroxenite.  The PGE mineralization is genetically associated with Al-Cr-Ti spinels which are referred to as magnetite in the field.  Other physical forms of magnetite, ranging from euhedral disseminated magnetite to massive podiform magnetite also occur on the project but normally have considerably lower PGE values.  Mineralized magnetite veins contain Pt:Pd ratios around 10:1 while ratios approach parity in the host rocks immediately adjacent to the veins.  Elevated Cr, Ti and V values often are associated with PGE mineralization and sporadic As, Sb, Bi and Cu are present locally. Cu-enriched PGE mineralization with Pt:Pd ratios closer to parity has been identified in two areas of the property and suggests metal zonation may have occurred during PGE deposition.  Subsequent structural dissection has resulted in juxtaposition of primitive ultramafic units with more evolved mafic - ultramafic units. A significant portion of the property has yet to be explored on a reconnaissance basis and only three of the eight known PGE-enriched zones have received drilling.  The Union Bay property has potential to host significant accumulations of PGE mineralization and warrants additional work including creating a detailed digital topographic map, completion of an airborne magnetic and electromagnetic survey, pre-drilling reconnaissance mapping and sampling along the trace of the favorable wehrlite - pyroxenite unit, diamond drilling in the Continental zone and reconnaissance sampling and mapping on other parts of the property not previously evaluated.  Total cost for the above recommend programs is approximately US$1,740,000.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

INTRODUCTION AND TERMS OF REFERENCE

The following report was commissioned by Pacific North West Capital Corporation USA. and its parent Pacific North West Capital Corporation (Pacific NW) and its Joint Venture partners, Lonmin PLC (Lonmin) and Freegold Recovery Inc. USA and its parent Freegold Ventures Limited (collectively Freegold) to summarize the results of field work completed between 2000 and 2003 on the Union Bay platinum group element prospect in southeast Alaska (Figure 1).  In 2000 Avalon Development Corp. (Avalon) identified several geologically promising PGE exploration targets in Alaska that prompted Freegold to acquire an interest in the Union Bay project. Subsequent field exploration was completed in that year with follow up work in 2001 and 2003 (Avalon, 2000; Avalon, 2001; Avalon, 2003). This report summarizes those efforts and presents recommendations for future work on the project.

FIGURE 1

ARCTIC OCEAN
BEAUFORT SEA
Prudhoe Bay
RUSSIA
RUSSIA ALASKA
Anarraaq
Red Dog
Nolan Creek
Bornite
NORTHWEST TERRITORIES
Arctic Circle
CANADA
Mt. Distin
Big Hurrah
Rock Creek
Nome
Kaiyah
RUSSIA UNITED STATES
Illinois Cr.
Nixon Fork
Flat
Donlin Cr.
Yukon River
Currey
Dolphin
True North
Fort Knox
Gil
Pogo
Fairbanks
Rob
Liberty Bell
Nikolai
Rainbow Hill
Golden Zone
Napoleon
White Gold
Longline
Tonsina
Anchorage
YUKON TERRITORY
Brewery Cr
Dublin Gulch
Dawson
Whitehorse
BRITISH COLUMBIA
Tulsequah Chief
Kensington
AJ
Juneau
Greens Creek
Woewodski Is.
Union Bay
Salt Chuck
Duke Island
GULF OF ALASKA
BERING SEA
Shotgun
Pebble
Goodnews Bay
PACIFIC OCEAN

FIGURE 1: Location map for the Union Bay project, southeast Alaska. Project located at 55°45'N, 132°00'W. Data from Avalon Development, 2003.

For purposes of this report, the acronym "PGE" (platinum group element) will be used when referring to a specific group of elements, namely platinum (Pt), palladium (Pd), iridium (Ir), osmium (Os), rhodium (Rh) and ruthenium (Ru).  The acronym "PGM" (platinum group

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

 minerals) will be used when referring to identified mineralogical species containing one or more of the platinum group elements.  Ultramafic rock type nomenclature used in this report follows that of Streckheisen (1973).  For the purpose of this report, the term "pyroxenite" shall mean a rock whose pyroxene composition is greater than 90% clinopyroxene and less than 10% orthopyroxene. For purposes of this report the term "magnetite" shall mean any of the Fe-Ti-Cr-Al-Mg-bearing spinel group oxide family of minerals with physical characteristics similar to pure magnetite (Fe3O4). Unless otherwise noted, all costs contained in this report are denominated in United States dollars (US$1.00 = CDN$1.30).

DISCLAIMER

This report has been prepared by Avalon using public documents acquired by the authors and private documents created by Avalon or created by other parties and provided to Avalon for the purpose of writing this report.  While reasonable care has been taken in preparing this report, Avalon can not guarantee the accuracy or completeness of all supporting documentation.  In particular, Avalon did not attempt to determine the veracity of geochemical data reported by third parties, nor did Avalon attempt to conduct duplicate sampling for comparison with the geochemical results provided by other parties.  Consequently, the use of this report shall be at the user's sole risk and Avalon hereby disclaims any and all liabilities arising out of the use or distribution of this report or reliance by any party on the data herein.  The interpretive views expressed herein are those of Avalon and may or may not reflect the views of Pacific North West or Freegold.

PROPERTY DESCRIPTION AND LOCATION

The Union Bay PGE prospect is located in Southeast Alaska about 35 miles north-northwest of Ketchikan on the northern end of the Cleveland Peninsula (Figure 1).  The property is bounded on the north and east by Vixen Inlet, on the south by Bear Creek and on the west by Union Bay.  The property is located in the Craig C1 1:63,360 quadrangle in Township 70 South, Ranges 86 and 87 East, Copper River Meridian.

The Union Bay project consists of 711 unpatented federal lode and 6 state mining claims covering 14,220 and 240 acres, respectively (Figure 2). The claims are located in Township 70 South, Ranges 86 and 87 East, Copper River Meridian and are recorded in the Ketchikan Recording District and at the Alaska Division of Lands and the U.S. Bureau of Land Management (see legal description, Appendix 1).  In this part of Alaska, mineral rights are administered by the State of Alaska and the U.S. Forest Service.  The Union Bay project is located within the Tongass National Forest on multiple-use lands open to mineral development. Annual rental payments on Federal mining claims are due on or before each August 31 and total $100 per claim per year.  Annual rentals are paid in lieu of work on Federal ground. For State claims annual rents are $25 per claim and work on the ground in the amount of $100 per claim per year is required.  All claims in the Union Bay property currently are in good standing through August 1, 2004. The claims have not been surveyed by a registered land surveyor and there is no State or federal law or regulation requiring such surveying.  There are no known environmental liabilities attached to the property and permits for future work will be acquired from the U.S. Forest Service and the Alaska Department of Natural Resources on an as-needed basis.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

FIGURE 2

In April 2001 Quaterra Resources acquired the right to earn a 50% interest in the Union Bay project by spending US$ 1.0 million on exploration and development and by making staged cash payments to Freegold totaling US$100,000 over four years. Quaterra would also issue Freegold up to 200,000 shares of its common stock over the next year. Quaterra was the operator during the earn-in period, with fieldwork directed by its Alaskan-based consultant Avalon Development Corporation. Expenditures by Quaterra at Union Bay through December 2001 totaled approximately $550,000.  Quaterra conducted no fieldwork in 2002 and in August 2002 Quaterra withdrew from the joint venture due to economic considerations.  The property reverted 100% to Freegold which announced in October 2002 that it had signed a joint venture agreement on the property with Pacific Northwest Capital Corporation whereby the latter could earn up to 50% interest in the project by completing exploration expenditures totaling $1 million, issuing 60,000 shares, and making cash payments of $100,000 over 4 years.  Pacific North West did not conduct fieldwork on the project in 2002.

In May 2003 Lonmin PLC entered into a joint venture agreement with Pacific North West and Freegold for further exploration and development on the project.  Under terms of the agreement Lonmin must fund a minimum US$815,000 exploration program in 2003.  This obligation has been met.  Lonmin has the further option to continue to fund the Union Bay project by expending a minimum of US$1 million per year in 2004, 2005, and 2006 and US

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

$750,000 for each year thereafter. Pacific North West is the Operator of the project during the exploration phase. Under the terms of the agreement, Lonmin may earn up to 70% interest in the project by delivering a full feasibility study. Upon the decision of the joint venture management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties. Following commencement of commercial production, Pacific North West and Freegold will each repay their share of capital construction costs and contribute pro rata to operating costs. The three-party joint venture conducted exploration on Union Bay in 2003 (see History and Exploration).

ACCESS AND INFRASTRUCTURE

The Union Bay project is accessible via boat or barge, floatplane and helicopter.  There is tidewater access to the west of the property at the abandoned cannery on Cannery Creek and at Vixen Harbor on the north end of the property (Figure 2).  Numerous areas of the property are accessible with a helicopter.  Elevations on the property range from sea level to 3,018 feet at the peak of South Mt.  Topography ranges from relatively flat outwash plains on the north to rugged vegetation-free peaks in the center of the property.  Temperate wet weather conditions prevail in this part of Alaska and allow a snow-free working season in most years from May through November.  Average annual precipitation in this part of Alaska is approximately 115 inches mostly in the form of rain.

The city of Ketchikan (population 14,000) is located 35 miles to the south-southeast and is the regional commercial hub for this part of southeast Alaska.  The city hosts an all-season deep water ice-free port, international airport, commercial fixed wing and helicopter services, heavy and light ocean-going barge services and most of the support industry required for mineral exploration.  Cellular telephone grids cover the Union Bay area.  A high capacity hydroelectric power line linking Ketchikan with the cities of Wrangell and Petersburg currently is under construction.  This project, known as the Four Dam Pool project, would bring low cost commercial hydroelectric power to within a few miles of the eastern border of the Union Bay project.

HISTORY

In 1938, J.C. Roehm of the Alaska Territorial Department of Mines discovered chromite in the Dunite Peak area of the Union Bay complex (Figure 3).  Following Roehm's discovery, the area was investigated by local prospectors through 1942 (Maas and others, 1995).  In 1941, Reed and Gates of the U. S. Geological Survey (USGS) performed a cursory examination of the geology and took representative samples of the ultramafic rocks (Maas and others, 1995).  In 1943, the first comprehensive geologic mapping was conducted in the area (Kennedy and Walton, 1946).  By 1954, Columbia Iron Mining Company, a subsidiary of U.S. Steel Corp., staked claims on the west side of the Cleveland Peninsula and conducted extensive drilling on magnetite mineralization.  Columbia Iron acquired patent to 18 claims and continued extensive surface and subsurface investigations through 1970. Drill-indicated iron ore resources at Union Bay were estimated at 900 million tons grading 18-20% Fe and 2% Ti (Maas and others, 1995).  In 1959, two former Columbia Iron geologists published a geologic map of the area and completed detailed petrographic investigations of the complex (Ruckmick and Noble, 1959). A

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portion of the drill core from this program was stored in a warehouse near the mouth of Cannery Creek but this facility was destroyed by fire leaving the core in a homogenized state that makes it unusable for PGE sampling.  The remainder of the drill core was apparently donated by US Steel to the state of Minnesota where it was eventually discarded because of lack of space at its public core storage facility (T. Gin, oral comm., 2001).

FIGURE 3

Alaskite Nose
Vixen Inlet
Union Point
Vixen Harbor
2003 Exploration Camp
Chevelle
Mt. Burnett North
Lexus
North
Jaguar
Mt. Burnett South
Cobra
Continental
Cannery
Dunite Peak
South Mountain
Black Bear Creek
N
W
E
S
0
Miles
2

FIGURE 3: Prospect location map for the Union Bay project. Active federal and state claims of the project are shown in red. See Figure 2 for other land designations. Data from Avalon Development, 2004.

In 1964, a small gold prospect known as the Alaskite Nose prospect was staked near the shoreline along Vixen Inlet.  In 1992, the area was examined by U.S. Bureau of Mines (USBM) geologists and a 4 meter deep shaft was found behind beach outcrops of mineralized alaskite that contained anomalous base-metal sulfides and silver (Maas and others, 1995). This prospect was examined briefly in 2003 (see 2003 Exploration).

As part of a study of various Alaskan ultramafic complexes, Clark and Greenwood (1972) performed limited sampling of the Union Bay complex.  Examination and assay of magnetic and non-magnetic mineral separates indicates that most of the PGE values are associated with the magnetic fraction (Clark and Greenwood, 1972).  Metallurgical work performed on dunite by the USBM in 1979 (Dahlin and others, 1981) and geochemical rock sampling completed in 1989 (Foley, 1990) support the magnetite rich pyroxenite - PGE association observed by Clark and Greenwood.  Further work performed by USBM returned

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values up to 19.44 ppm Pt from pan concentrate samples on the eastern side of the Union Bay property (Maas and others, 1995). The source of these anomalies was not investigated by the USBM but was the reason initial exploration conducted for Freegold in 2000 was targeted at the ridges above of the drainages from which these anomalous PGE values were derived.

In 2000, Avalon Development Corp. conducted reconnaissance scale fieldwork at Union Bay for Freegold.  Work included claim staking, reconnaissance geologic mapping, grab rock sampling and chip rock sampling. Field observations suggested that PGE mineralization is associated with magnetite in veins, clots and disseminations hosted primarily by wehrlite and olivine pyroxenite. Three principal zones of PGE mineralization were identified during the 2000 field program: North Zone, South Zone and Core Zone.  Total 2000 acquisition and field expenditures for the Union Bay project were approximately $67,000. The results of this work are presented in Avalon (2000).

In 2001 Quaterra Resources acquired an interest in the project and funded reconnaissance mapping, geochemical sampling and drilling during the period March through September (Avalon, 2001).  Additional claims were staked over the Union Bay complex in March and April 2001.  No geological work was completed during this period.  Initial field efforts conducted in June and July concentrated on the North Zone and on reconnaissance work which resulted in discovery of the Jaguar, East and West Cobra, Lexus and Mt. Burnett zones (Figure 3).  In September four NQ size diamond drill holes were completed, two each on the North and Mt. Burnett zones using a LF-71 model diamond drill for a total of 1,168.2 feet.  Total 2001 acquisition and field expenditures for the Union Bay project were approximately $550,000. The results of this work are presented in Avalon (2001).

No field work was conducted at Union Bay in 2002.  Detailed petrographic work, analytical work and microprobe analyses were completed in 2002 by MS-candidate Chris Van Treeck of the University of Alaska.  Interim results of this work are presented in Van Treeck and others (2003).

Fieldwork at Union Bay in 2003 consisted of staking of 394 additional federal lode claims in March followed by diamond drilling at the North and Jaguar zones in June and July.  A total of 4,490 feet of NQ diamond drilling was completed in 11 holes (8 and North, 3 at Jaguar zone) during 2003.  In addition, reconnaissance exploration work was completed on several other areas of the property during the period June through September.  These efforts resulted in the discovery of significant PGE values at the Continental and Chevelle zones and PGE-bearing sulfides at the Cannery Creek zone.  Additional 6-element analyses, check assays and microprobe work were completed in September and October. Acquisition and field expenditures for the Union Bay project through year-end 2003 totaled $945,000.

GEOLOGIC SETTING

The Union Bay project is situated within a narrow tectonic belt of Upper Jurassic to mid-Cretaceous rocks known as the Gravina Belt (Figure 4, Himmelberg and Loney, 1995).  Rocks of the Gravina Belt include marine argillite and graywacke, interbedded andesitic to basaltic volcanics and volcaniclastics and lesser conglomerate and intrusive rocks ranging from quartz diorite to dunite and peridotite.  Gravina Belt rocks are tectonically bounded by the Alexander

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Terrane to the west and have an uncertain but possibly overlapping relationship with rocks of the Taku Terrane to the east (Figure 4, Gehrels and Berg, 1994).  Deformation of the Gravina Belt occurred in mid-Cretaceous time as a result of eastward migration and accretion of the previously sutured Alexander and Wrangellia terranes.  Regional greenschist to amphibolite facies metamorphism and subduction related intrusive activity accompanied accretion of the Alexander Terrane.  This same crustal shortening may have resulted in westward overthrusting of the Taku Terrane onto the Gravina Belt.  A series of mafic-ultramafic bodies such as the Union Bay complex and known as Ural - Alaska complexes, intrude the Alexander Terrane or the Gravina Belt/Taku Terrane assemblage over a distance of 350 miles through the Alexander Platinum Belt of southeast Alaska (Himmelberg and Loney, 1995).  Age dates from these complexes cluster between 100 and 110 Ma and these complexes are believed to be temporally if not genetically related to accretion of the Chugach Terrane to the western margin of the previously accreted Alexander and Wrangellia Terranes (Foley and others, 1997).  Accretion of the Chugach Terrane coincides with a marked change in the regional stress regime of southeastern Alaska, from an east-west compressional regime to a right-lateral transpressional stress regime.  This relative relaxation of stress may have fostered emplacement of the Ural - Alaska complexes in the Alexander Platinum Belt.

FIGURE 4

The Union Bay complex is a zoned mafic-ultramafic complex ranging from dunite in the core on the southeastern side of the complex through wehrlite and olivine clinopyroxenite to hornblendite and gabbro on the margins (Figure 5).  Magnetite is widespread within the complex

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but is most common in wehrlite, pyroxenite and hornblendite. Jurassic age flysch/turbidite rocks of the Gravina Belt make up the country rocks in the area and consist of thinly bedded mudstone, siltstone, sandstone, grit, conglomerate and minor limestone (Gehrels and Berg, 1988).  Previous investigators (Ruckmick and Noble, 1959) indicated that sedimentary units surrounding the complex are hornfelsed for up to one-quarter mile from their contact with ultramafic rocks.  Field observations made in 2001 and 2003 do not support this conclusion.

FIGURE 5

Previous investigations suggest the Union Bay complex is a pipe and lopolith complex (Himmelberg and Loney, 1995) however field work completed in 2003 suggests the possibility of more than one dunite pipe within and beneath the complex.  Rubin and Saleeby (1992) have assigned the complex a mid-Cretaceous age of 102 Ma based on a U-Pb zircon age from gabbroic pods within hornblendite.  A reliable 40Ar/39Ar age date was derived from hornblendite in a hornblende pyroxenite from drill core from the Mt Burnett prospect and yielded an age of 101.8 + 1 Ma (C. Van Treeck, written comm., 2003).  While age dates from gabbro and from hornblende pyroxenite within the Union Bay complex suggest mafic and ultramafic lithologies are contemporaneous, where mafic and ultramafic rock contacts are visible in the field, gabbro intrudes (post-dates) the ultramafic rocks.  The best examples of this age relationship are outcrops immediately east of the Continental zone where feldspar-bearing leucogabbro dikes intrude hornblende pyroxenite units.  These outcrops clearly indicate that gabbro is younger than the ultramafic rocks and probably constitutes the last phase of intrusive activity at Union Bay. High-altitude airborne magnetic surveys reveal a strong magnetic signature over the Union Bay complex probably as a result of magnetite-bearing pyroxenite and hornblendite (USGS, 1977; Ruckmick and Noble, 1959).  This survey does not provide sufficient detail to distinguish

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between individual rock units within the Union Bay complex but does suggest that strongly magnetic rocks equivalent to the ultramafic rocks on the north side of the complex probably underlie the gabbro of the South Mt. area on the southern side of the complex.

The most detailed geological summary of the Union Bay complex is that of Ruckmick and Noble (1959, Figure 5).  Much of the following geologic descriptions was extracted from their work and modified by subsequent field observations from 2000 - 2003.  The Union Bay ultramafic complex is comprised of a central core of late (final stage) dunite, generally centered on Dunite Peak (elev. 2535) on the southeastern edge of the Union Bay project (Figure 3).  Magnetite and chromite veins and pods occur locally within the late stage dunite.  This dunite core is surrounded by progressively less magnesium-rich shells of wehrlite, pyroxenite, hornblendite and gabbro (Figure 5). The rock unit mapped as "peridotite" by Ruckmick and Noble (1959) is in fact a mappable unit containing complexly mixed wehrlite and pyroxenite.  In some areas, such as the North and Jaguar zones, late stage diopside veins ranging from 1 cm to 10 cm thick crosscut compositional layers of earlier stage wehrlite and pyroxenite. Such veins are less common in PGE-bearing areas farther west on the property. Magnetite lenses, stringers and clots crosscut all other rock types except gabbro. Although difficult to recognize in weathered pyroxenite, chromite stringers also are associated with the late stage crosscutting pyroxenite veins and at times accompany magnetite veinlets. Chromite also occurs as thin (1-5 cm) stringers that are parallel or subparallel to younger dunite-rich compositional layers (Ruckmick and Noble, 1959) and as pods and irregular veins up to 50 cm thick on Dunite Peak (Avalon, 2001).

Magnetite occurs in both primary and secondary forms and spans a wide range of temperatures of formation (Van Treeck and others, 2003). Secondary magnetite occurs as disseminated magnetite grains formed as a result of serpentinization of olivine.  Primary magnetite is present in all igneous rocks of the Union Bay complex and may be divided into four types on the basis of textural relationships with the rocks:

1)

fine-grained euhedral magnetite constituting minor amounts of the dunite core.

2)

regular, closely-spaced parallel bands in hornblendite and pyroxenite.

3)

large, irregular clots and discontinuous veins up to several feet long in wehrlite and pyroxenite.

4)

disseminated fine- to coarse-grained anhedral to euhedral magnetite interstitial to diopside in clinopyroxenite and hornblende pyroxenite and commonly evenly distributed throughout the rock.

Rocks with type 1 magnetite were observed in the dunite core near Dunite Peak.  Samples containing this type of magnetite do not normally contain significant amounts of PGE.  Types 2 magnetite where found mostly in pyroxenite and hornblende pyroxenite in the Mt Burnett South area.  Type 3 magnetite was found within wehrlite of the North Zone, Jaguar, Lexus, Mt. Burnett North, Chevelle, and Continental zones and have returned multi-gram Pt + Pd values from all of these zones.  Type 4 magnetite is most abundant over the western end of the Union Bay project area and occurs most commonly in pyroxenite and hornblende pyroxenite units which host the iron-ore resources outlined by Columbia Iron (Maas and others, 1995).

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DEPOSIT TYPES

The Union Bay prospect has been historically described as a classic zoned Ural - Alaska type mafic - ultramafic complex (Taylor, 1979; Himmelberg and Loney, 1995). Remarkably similar complexes are found in Russia, Ethiopia, Columbia, Australia and Canada as well as several other places in Alaska (Elliot and Martin, 1991, Malich, 1991; Taylor, 1979; Moegessie and others, 1999; Nixon and others, 1990; Tistl, 1994; Zohan, 2002). On a worldwide basis, each of the ultramafic rock types within an individual complex and within a given belt is remarkably uniform chemically and mineralogically. More deeply eroded Ural - Alaska belts and complexes often are associated with alluvial PtFe alloy accumulations and are hosted in large volumes of more regionally extensive gabbroic rocks which coincide with the orientation of the host Ural-Alaska belt (Taylor, 1979; Tolstykh and others, 2000). Pyroxenes are almost exclusively clinopyroxenes (diopsidic augite) with orthopyroxenes being extremely rare. Plagioclase is nearly absent in most Ural - Alaska complexes, olivine is highly magnesian and magnetite contents average 15-20% by volume and commonly are titaniferous (Taylor, 1979; Himmelberg and Loney, 1995).  Chromite is a common trace mineral in Ural - Alaska complexes but its statistical and paragenetic relationship to PGE mineralization is inconsistent within an individual belt as well as within an individual complex (Foley and others, 1997).  Other than the Duke Island complex, located 65 miles south of Union Bay, copper and nickel contents in most Ural - Alaska complexes are lower than in most other PGE-bearing complexes and neither element is strongly correlated with PGEs. Platinum is the primary PGE recovered from Ural-Alaska deposits and forms coarse placer occurrences in the deeply weathered Ural Mountains, in Columbia, in the Goodnews Bay area of southwestern Alaska and in the Tulameen complex of southern British Columbia (Mertie, 1969; Van der Poel and Hinderman, 2001; Nixon and others, 1990; Tistl, 1994).  Lode accumulations of platinum have been identified in several locations in Russia, including the Nishniy-Tagil District and at Galmeonsky on the Kamchatka Peninsula (Dodin and others, 2000).

There are 19 known Ural-Alaska type occurrences in the Alexander Platinum Belt of Southeast Alaska.  The Union Bay complex sits near the southern end of this belt which stretches over 350 miles north-south by 20 to 30 miles east-west. A number of these complexes were explored in the 1950s through the 1970s for their iron ore potential due to their high magnetite and ilmenite contents. The Ural-Alaska complexes of the Alexander Platinum Belt are thought to be genetically related to eastward convergence of the Chugach Terrane with the previously emplaced Wrangellia and Alexander Terranes between 90 and 110 Ma (Foley and others, 1997).  The zoned complexes were emplaced above the subduction zone and within rocks of the Wrangellia, Alexander and Taku terranes and the overlying Gravina belt.  The linear nature of the Alexander Platinum Belt and the striking similarity between the individual complexes which make up the belt suggest their emplacement may be related to the same tectonic event, in this case the change from strongly compressional tectonics to oblique transpressional tectonics about 110 to 115 Ma.  This event, caused by subduction of the Farallon plate beneath the North American plate and docking of the Chugach terrane with the Alexander and Wrangellia superterrane , may have allowed deep-seated plutonic bodies to rise rapidly into the upper crust along major terrane sutures or inter-terrane structures (Foley and others, 1997).

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MINERALIZATION

Clark and Greenwood (1972) conducted PGE analyses on 50 pyroxenite and dunite rock samples from the Union Bay complex.  Results from these samples ranged up to 1.60 ppm Pt, 0.20 ppm Pd, 0.06 ppm Rh and 0.22 ppm Ir.  A magnetic and a non-magnetic fraction were extracted from one of these samples and analyzed for Pt content.  Results from this sampling showed 30 ppm Pt from the magnetic fraction and 0.040 ppm Pt from the olivine fraction, indicating a strong partitioning of Pt in the magnetic fraction.  Pan concentrate and stream sediment samples collected by the USBM (Maas and others, 1995) and during the 2001 field program (Avalon, 2001) show that high chromite-bearing stream sediment samples immediately below the dunite core did not contain significant PGE mineralization whereas pan concentrates collected from streams draining magnetite-rich wehrlite and pyroxenite returned Pt values up to 19.44 ppm.

The USBM conducted electron microprobe analysis of PGM species in crushed separates from two of their pan concentrate samples (Maas and others, 1995).  Mineral species identified include PtFe alloy, native osmium, osmium-iridium and hollingworthite (RhAsS). Minor pyrite, chalcopyrite, pyrrhotite, and marcasite occur around the periphery of the ultramafic body (Ruckmick and Noble, 1959).  Most of the sulfides are within heterolithic breccias composed primarily of olivine pyroxenite however minor concentrations occur locally in saussuritized gabbro (2003 Exploration).  Some of the sulfide minerals are intimately associated with magnetite.  The only other sulfides recognized in the area are associated with felsic intrusive rocks of the Alaskite Nose prospect at Vixen Inlet.

Following the 2000 field season limited scanning electron microscope (SEM) and electron microprobe analyses were conducted on North zone samples (King, 2000).  This work indicated the PtFe alloy grains ranged in size from 10 to 30 microns and were hosted primarily in magnetite.  Associated minor mineral phases included chalcopyrite, bornite, pentlandite, sperrylite(?) and chromite.  Palladium was noted in some samples and was associated with antimony, copper, iron and tin.  Subsequent microprobe work completed at Brussels University revealed that Pt was associated with a distinctive chromian titanomagnetite containing about 15 weight percent Cr2O3 (Jedwab, 2001).  Pure magnetite (no Cr) did not contain PGMs. Minerals observed under the microprobe included PtFe and PtSb alloys. As in the SEM study, most of the PGMs occur at grain interfaces within magnetite. Only OsS2 and Pt-Ir alloy were found within Ca-Fe-Mg silicate (pyroxenite?) phases.  Microprobe analyses from one sample also indicated that PGMs were concentrated in 14 separate horizons within a 10 mm band of magnetite.  Gold without PGMs occurred within two horizons in this same 10 mm section.

Master's thesis research conducted on the Union Bay project in 2001-2003 indicates that PGE mineralization is hosted in magnetite veins and pods which cut magmatic layering and have an irregular morphology at both the outcrop and thin section scale (Van Treeck, 2004).  Fe-Ti oxide geothermometry suggests that this mineralization took place between ~700-400oC.  Ilmenite and Mg-Al spinel exsolution decrease with temperature.  Magnetite veins with a formation temperature of <575oC are surrounded by an alteration envelope of hydrous silicates that vary with temperature and contain appreciable amounts of chlorine.  Conclusions drawn

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from this work suggest interaction of a PGE-Fe-Cl rich fluid with clinopyroxene which resulted in increased fluid pH and decreased PGE and Fe solubility.  The result was deposition of PGE-enriched magnetite within clinopyroxenite and wehrlite or at the contact between wehrlite and clinopyroxenite.

A limited number of 6 element nickel-sulfide PGE analyses were completed on samples collected in 2000 and 2001 (Avalon, 2003). These samples indicate that PGE mineralization at Union Bay is significantly depleted in Ir relative to chondrite normalized Ir values from other Ural Alaska type complexes around the world (Van Treeck, written comm., 2003).  Given that Ir is relatively immobile during hydrothermal alteration processes, the depleted IR values at Union Bay suggest PGEs were not deposited in a magmatic setting but rather were concentrated during a later hydrothermal event.

EXPLORATION

Background: Field exploration at the Union Bay project has taken place during 6 separate phases, two each in 2000, 2001 and 2003 (Avalon, 2000; Avalon 2001; Avalon, 2003).  A summary of geochemical sampling and associated work is presented in Table 1.

Table 1: Summary of geochemical sampling from 2000 to 2003.

Year	Sample Type	Zone/Creek	# Samples	Comments
2000	Grab rock samples	North, South, Core	152	Phase 1
2000	Comp 5' Chips	North, South	40	Phase 1
2000	Comp 10' Chips	North, South	19	Phase 1
2000	Resampling	North	11	Phase 2
2000	Grab rock samples	North, South, Core	13	Phase 2
2001	Grab rock samples	East Cobra	15	Recon
2001	Grab rock samples	West Cobra	13	Recon
2001	Grab rock samples	Jaguar	75	Recon
2001	Grab rock samples	Lexus	7	Recon
2001	Grab rock samples	Mt Burnett	50	Recon
2001	Grab rock samples	North	84	Recon
2001	Grab rock samples	Others	62	Recon
2001	Saw Channels	North	66	4 channels
2001	Drill core	North	780	4 holes, 1,168.2 feet
2001	Pan concentrates	Akron Creek	16	Standard pans
2001	Pan concentrates	Cannery Creek	7	Standard pans
2001	Pan concentrates	Cincinnati Creek	3	Standard pans
2001	Pan concentrates	Columbus Creek	27	Standard pans
2001	Pan concentrates	Dayton Creek	4	Standard pans
2001	Pan concentrates	Toledo Creek	2	Standard pans
2001	Pan concentrates	Youngstown Creek	3	Standard pans

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2001	Soil samples	North flats	6	Placer auger samples
2001	Soil samples	North Flats	1	6 ft placer prospect hole
2001	Soil samples	Jaguar	17	Grid shovel samples
2001	Blanks	All	60	Browns Hill Basalt
2003	Grab rock samples	North	12	Recon
2003	Grab rock samples	Jaguar	63	Recon
2003	Grab rock samples	Lexus	30	Recon
2003	Grab rock samples	Mt Burnett North	5	Recon
2003	Grab rock samples	Mt Burnett South	29	Recon
2003	Grab rock samples	Continental	154	Recon
2003	Grab rock samples	Chevelle	51	Recon
2003	Grab rock samples	Cannery	34	Recon
2003	Grab rock samples	East End	6	Recon
2003	Grab rock samples	Recon	13	Recon
2003	Grab rock samples	Zoning	105	Recon
2003	Saw Channels	Jaguar	85	15.3 meters
2003	Saw Channels	Mt. Burnett	49	49 meters
2003	Saw Channels	Continental	201	184.2 meters
2003	Drill Core	North Zone	828	8 holes, 3,086 feet
2003	Drill Core	Jaguar zone	386	3 holes, 1,404 feet
2003	Stream Silts	South Mt	20	Standard silts
2003	Soil samples	Lexus	84	Grid shovel samples
2003	Blanks	All	127	Browns Hill Basalt
2003	Standards	Continental	10	Project standard
		TOTAL	3,825

Initial work at Union Bay on 2000 consisted of claim staking in March followed by reconnaissance sampling and additional claim staking in September and October.  Fieldwork included reconnaissance geologic mapping, grab rock sampling and chip rock sampling on the ridges above known Pt-bearing creeks.  This work resulted in discovery of the North zone (Avalon, 2000).

Field work conducted at Union Bay in 2001 consisted of reconnaissance rock, soil and pan concentrate geochemical sampling in June and July followed by diamond drilling at the North and Mt. Burnett zones in September.  Fieldwork in June and July was support from a mobile tent camp with weekly helicopter support.  Diamond drilling was completed from a tent camp on Vixen Harbor with full time helicopter support.  This work revealed five new PGE-enriched zones (Jaguar, Lexus, East Cobra, West Cobra and Mt. Burnett) over a three-mile east-west distance on the north limb of the Union Bay complex.  Diamond core drilling was completed at the North and Jaguar zone in September (see Drilling).

2003 fieldwork at Union Bay commenced immediately following signing of the joint venture between Pacific North West, Freegold and Lonmin in late May 2003.  All work was

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 conducted from a helicopter base camp adjacent to Vixen Harbor.  Work programs entailed drilling at North and Jaguar zone saw channel sampling at Jaguar, Mt. Burnett and Continental zones, soil and rock sampling at Lexus, stream silt sampling on South Mt., structural and lithologic mapping at Continental and reconnaissance geochemical sampling on the eastern, southern and western limits of the Union Bay complex.  These efforts resulted in discovery of three new PGE-enriched zones, the Continental, Chevelle and Cannery Creek zones (Avalon, 2003).

A summary of the significant exploration findings from each of the major mineralized zones explored in 2000 through 2003 follows.  Unless otherwise noted, these summaries were excerpted from Avalon, 2000, Avalon, 2001 and Avalon, 2003.

North Zone: The North zone was discovered during reconnaissance rock sampling conducted in 2000 (Avalon, 2000).  Initial rock and saw channel sampling completed in 2001 suggests PGE mineralization is contemporaneous with late stage magnetite veins, clots and disseminations hosted primarily by wehrlite, pyroxenite and olivine pyroxenite.  Disseminated magnetite occurs locally within the pyroxenite as well. Magnetite in the late dunite (centered around hill 2535) appears mostly in irregular veins and lenses of 0.5 to 30 cm wide Variable amounts of disseminated magnetite (up to 20%) also occurs throughout the gabbro located on top of hill 2310.  Samples collected during 2001 returned values up to 18,397 ppb Pt + Pd (Table 2).

Table 2: Significant North zone geochemistry from the 2000 Union Bay program.  Sample values denoted as "-9999" indicate an element that was not analyzed for in a given sample.

Sample #	Pt (ppb)	Pd (ppb)	Pt+Pd (ppb)	Cr (ppm)	Cu (ppm)	Ni (ppm)	Sample Description
493471	17,490	907	18,397	-9999	-9999	-9999	Wehrlite with semi-massive magnetite clots.
493349	15,910	1,397	17,307	8,398	12	538	Wehrlite with <0.5' pyroxene veins and <0.5' magnetite pods.
493462	5,344	2,346	7,690	-9999	-9999	-9999	Wehrlite with a 0.5 foot magnetite vein.
493327	3,961	2,895	6,856	15,492	52	346	Wehrlite with 0.5 foot magnetite lenses.
493465	3,841	2,807	6,648	-9999	-9999	-9999	Wehrlite with a 0.5 foot magnetite vein.
493469	6,265	213	6,478	-9999	-9999	-9999	Wehrlite with 0.5 foot magnetite clots.
493347	4,223	1,802	6,025	2,659	23	563	Wehrlite and pyroxene with 3-5 mm magnetite veinlets.
493464	3,409	1,913	5,322	-9999	-9999	-9999	Wehrlite with a 0.5 foot magnetite vein.
493371	5,030	284	5,314	7,057	5	434	Pyroxenite with 5% chromite stringers.
493470	3,750	519	4,269	-9999	-9999	-9999	Wehrlite with semi-massive magnetite, 30%.
493466	2,864	1,052	3,916	-9999	-9999	-9999	Wehrlite with a magnetite vein.
493348	3,037	412	3,449	4,802	9	611	Wehrlite with <0.5' pyroxene veins and <0.5' magnetite pods.
493364	2,448	92	2,540	936	3	654	Pyroxenite and wehrlite with 0.5 cm magnetite stringers and clots.
493369	1,373	551	1,924	3,165	36	675	Pyroxenite, wehrlite with magnetite stringers.
493366	1,690	188	1,878	7,969	36	485	Pyroxenite, wehrlite with 30% massive magnetite.
493328	1,052	95	1,147	3,910	3	534	Wehrlite with 0.5 foot magnetite lenses.
493463	1,072	70	1,142	-9999	-9999	-9999	Wehrlite with 1-2 mm magnetite veinlets and disseminations.

Initial fieldwork in 2001 was concentrated around high grade samples from the North zone.  Rock grab sample value ranged up 17,910 ppb Pt + Pd (Table 3).  A total of 10 samples from channels 1, 3 and 4 had values higher than 100 ppb Pt + Pd with two contiguous samples from channel 1 returning values of 10,872 and 4,927 ppb Pt + Pd (Table 4).  A detailed map of the North zone was completed during 2001 fieldwork.

Table 3: Significant North zone rock geochemical results from the 2001 Union Bay program. Sample values denoted as "-9999" indicate an element that was not analyzed for in a given sample.

Sample #	Rock Unit	Pt_ppb	Pd_ppb	Cr_ppm	Cu_ppm	Fe_%	Mg_%	Mn_ppm	Ni_ppm
493471	Wehrlite	17490	907	-9999	-9999	-9999	-9999	-9999	-9999
493349	Wehrlite	15910	1397	8398	12	10	9.69	975	538
468857	Wehrlite	14610	3300	17147	21	10	3.7	845	372
468870	Wehrlite	8875	567	6522	-1	10	10	1543	666
464822	Wehrlite	6990	731	18195	8	10	8.32	1735	884
493469	Wehrlite	6265	213	-9999	-9999	-9999	-9999	-9999	-9999
467814	Wehrlite	5600	1876	4103	71	10	10	1561	1015
493462	Wehrlite	5344	2346	-9999	-9999	-9999	-9999	-9999	-9999
493371	Pyroxenite	5030	284	7057	5	10	8.2	1131	434
493347	Wehrlite	4223	1802	2659	23	8.14	10	1052	563
493327	Wehrlite	3961	2895	15492	52	10	3.18	809	346
493465	Wehrlite	3841	2807	-9999	-9999	-9999	-9999	-9999	-9999
493470	Wehrlite	3750	519	-9999	-9999	-9999	-9999	-9999	-9999
493464	Wehrlite	3409	1913	-9999	-9999	-9999	-9999	-9999	-9999
493348	Wehrlite	3037	412	4802	9	10	10	1074	611
493466	Wehrlite	2864	1052	-9999	-9999	-9999	-9999	-9999	-9999
468805	Wehrlite	2687	102	9460	10	10	10	1854	948
493364	Pyroxenite	2448	92	936	3	7.49	10	1148	654
467805	Wehrlite	1828	1295	6817	43	10	10	1811	577
493366	Pyroxenite	1690	188	7969	36	10	10	1447	485
493369	Pyroxenite	1373	551	3165	36	8.73	10	1085	675
493463	Wehrlite	1072	70	-9999	-9999	-9999	-9999	-9999	-9999
493328	Wehrlite	1052	95	3910	3	9.87	10	1193	534

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Table 4: Significant North zone saw channel geochemical results from the 2001 Union Bay program. Sample values denoted as "-9999" indicate an element that was not analyzed for in a given sample.

Channel	From ft	To ft	Int ft	RockUnit	Pt_ppb	Pd_ppb	Cr_ppm	Cu_ppm	Fe_%	Mg_%	Ni_ppm
UBCH0101	21	22	1	Wehrlite	58	5	1007	7	9.17	10	831
UBCH0101	22	23	1	Wehrlite	10150	722	8070	9	10	9.21	492
UBCH0101	23	24	1	Wehrlite	4576	351	4886	6	9.43	10	467
UBCH0101	24	25	1	Wehrlite	51	5	185	8	7.9	10	834
UBCH0101	25	26	1	Wehrlite	7	2	145	7	8.73	10	1058
UBCH0101	26	27	1	Wehrlite	15	6	208	7	8.67	10	888
UBCH0101	27	28	1	Wehrlite	2669	2346	16211	57	10	10	895
UBCH0101	28	29	1	Wehrlite	19	8	137	7	8.72	10	941
UBCH0101	29	30	1	Wehrlite	273	36	1097	10	10	10	656
UBCH0101	30	31	1	Pyroxenite	232	22	1549	7	9.67	10	578
UBCH0103	4.8	6.4	1.6	Pyroxenite	8	1	166	5	6.38	10	653
UBCH0103	6.4	8	1.6	Wehr-Pyrox	462	13	284	11	8.34	10	836
UBCH0103	8	9.6	1.6	Wehrlite	44	2	190	7	9.7	10	920
UBCH0103	9.6	11.2	1.6	Wehr-Pyrox	859	25	619	10	8.19	10	704
UBCH0104	12.8	14.4	1.6	Pyroxenite	-5	-1	196	6	8.18	10	891
UBCH0104	14.4	16	1.6	Pyroxenite	394	15	605	11	9.97	10	951

Field observations suggest that PGE mineralization in the North zone is associated with magnetite but not all magnetite contains PGE mineralization.  The magnetite occurs in variably oriented veins up to 15 cm wide and a meter long within or cutting late stage clinopyroxene veins crosscutting the magmatic compositional layering.  In most cases the magnetite mimics the orientation of the late stage clinopyroxene veins or is discordant to but within fractures cutting across the veins, indicating a late magmatic source for that type of magnetite.  Disseminated magnetite also occurs in wehrlite to olivine pyroxenite but does not appear to be associated with significant PGE accumulations. Disseminated chromite and irregular chromite veinlets <2 cm wide often are contemporaneous with the magnetite, but are difficult to distinguish when the two occur together.  Discontinuous chromite stringers 1-5 mm wide occur in the more olivine-rich zones and are usually parallel or subparallel to compositional layering and often show signs of deformation.  Field observations indicate that chromite stringers formed prior to the PGE-bearing magnetite because chromite stringers are often cut by magnetite-bearing clinopyroxenite veins.

The mineralized envelope in the North zone consists of PGE-enriched magnetite in wehrlite to olivine pyroxenite cut by late pyroxene veins.  The trend of magmatic layering and PGE mineralization trends north-northwest into a steep ravine where outcrops disappear under vegetation and alluvium.  This ravine flows to the northwest and intersects Columbus Creek just upstream from the 19.44 ppm Pt pan concentrate sample and other highly anomalous Pt samples that were collected by the USBM.  The mixed wehrlite - pyroxenite rock unit containing the clinopyroxenite veins which host the North zone mineralization weathers a distinctive orange color and exhibits moderate to intense shearing manifest by thin serpentinite selvages.  The PGE-favorable unit is easily distinguished from other rock units in the area and forms a predictable magmatic sequence extending to the west and southwest from the North zone. Similar rock types host elevated PGE mineralization at Mt. Burnett, Chevelle and Continental.

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Multi-element analyses of 2001 samples were conducted using a two-acid (aqua regia) digestion process.  As a result, trace element data from 2001 should be considered minimum values because of incomplete digestion of the host rocks.  Given these limitations, clear multi-element patterns can be recognized from the 2001 data at North Zone.  Rock samples have elevated Ni values in comparison to the other PGE-enriched zones discovered at Union Bay (avg. 801 ppm, max. 1,305 ppm).  They also contain high Fe (to +10%), Mg (to +10%) and Mn (to 1,854 ppm).  The grab samples show lower Ti (avg. 0.06%) and V (avg. 54 ppm) in the North Zone than anywhere else on the property. The Ni-enriched geochemistry of the North zone samples is thought to be caused by the relative abundance of olivine-rich wehrlite compared to more pyroxene-rich rocks which host most of the other PGE zones on the property.  This conclusion is supported by examination of the geochemical results from samples collected from the dunite core of the Union Bay complex.  These samples show strong enrichment in Ni, Co and Mn all of which are probably tied up within the crystal lattice of olivine.  A similar partitioning of Ni and Co into dunites has been noted in other ultramafic complexes (Goles, 1969; Irvine, 1974).

Limited surface sampling was completed on the North zone in 2003 however, mapping conducted in 2003 clarified the relationships between rock types.  Lithologies originally mapped by Ruckmick and Noble (1959) as peridotite and olivine pyroxenite have been combined into a mixed clinopyroxenite and wehrlite unit similar to that associated with PGE mineralization at the Continental zone. Paragenetic relationships observed in the field indicate that late diopside veins cut all other rock units and represent a younger alteration event.  The geometry of local clinopyroxenite bodies within the wehrlite have been interpreted as an effect of plastic deformation that occurred during cooling.  Mapping conducted during the 2003 field season negates the hypothesis that the diopside veining seen in the North zone is controlling the PGE enriched magnetite mineralization.  It is now believed that PGE enriched magnetite is related to the contact area between wehrlite and clinopyroxenite in the mixed clinopyroxenite wehrlite zones, a conclusion also drawn for the Continental, Chevelle and Mt. Burnett North zones (see below).  Magnetite mineralization is spatially associated with the diopside veining in both the North and Jaguar zones but assays from the majority of the vein diopside were not anomalous with respect to Pt.  In both the North and Jaguar zones the high-grade samples are not common in diopside veins, but occur as discontinuous veins and pods which pre-date diopside veins.  The results of drilling completed at North zone in 2003 are presented under "Drilling".

Jaguar: The Jaguar zone is located 400 meters southwest of the North Zone on the same ridge (Figure 3).  The zone was discovered in 2001 during reconnaissance mapping and sampling.  Follow-up saw channel sampling and diamond drilling were conducted in 2003.  Significant grab rock sample geochemistry is shown in Table 5, significant saw channel rock geochemistry is presented in Table 6.

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Table 5: Significant grab rock sample geochemistry from the Jaguar zone.

Sample #	Year	RockUnit	Pt_ppb	Pd_ppb	Cr_ppm	Cu_ppm	Fe_%	Mg_%	Ni_ppm
394749	2003	Pyroxenite, Wehrlite	8380	103	3190	13	10.3	14.05	408
464834	2001	Wehrlite	3290	52	5333	9	9.65	10	422
394700	2003	Magnetite Vein	2280	54	3900	-1	7.69	13.4	295
464874	2001	Ol pyrox	1010	34	1885	3	8.03	10	463
464881	2001	Wehrlite	988	40	13945	-1	10	4.17	277
393953	2003	Magnetite Vein	636	19	5530	7	21.9	7.75	250
468864	2001	Wehrlite	522	13	10124	-1	7.96	2.24	195
464878	2001	Pyroxenite	504	27	12968	-1	10	2.12	293
394746	2003	Magnetite Vein	415	9	9030	8	16.6	14.85	482
394728	2003	Magnetite Vein	411	4	10000	5	24.5	12.2	575
467860	2001	Ol pyrox, Wehrlite	410	5	15505	5	10	1.84	278

Table 6: Significant saw channel sample geochemical results from the Jaguar zone

Sample #	Type	From_ft	To_ft	Pt_ppb	Pd_ppb	Bi_ppm	Cr_ppm	Fe_%	Mg_%	S_%
394749	Spot			8380	103	-2	3190	10.3	14.05	0.01
394700	Spot			2280	54	-2	3900	7.69	13.4	-0.01
394652	UBCH0301	0.5	1	1070	32	-2	3770	9.31	15	0.01
393953	Spot			636	19	4	5530	21.9	7.75	-0.01
394746	Spot			415	9	-2	9030	16.6	14.85	-0.01
394728	Spot			411	4	6	10000	24.5	12.2	-0.01
393978	Spot			329	8	-2	5970	13.3	10	-0.01
393991	UBCH0306	0	0.8	221	13	-2	5260	7.84	15	0.01
393974	Spot			207	7	-2	1380	6.17	15	0.01
393979	Spot			188	4	-2	896	4.69	10.05	0.01
394000	Spot			154	3	-2	7290	21.4	7.43	0.01
394701	Spot			120	2	4	10000	25	3.8	-0.01

Mineralization at Jaguar is hosted in shallowly dipping magnetite veins which appear to be sub-horizontal to the host wehrlite and pyroxenite country rock.  Magnetite veins often are associated with pyroxene veins, a spatial relationship observed in the nearby North zone.  Channel sampling conducted in 2003 confirmed that the diopside veining is not controlling the distribution or grade of PGE-bearing magnetite mineralization at Jaguar and that the occurrence of PGE bearing magnetite with a diopside vein is coincidental.  The fluids that deposited both the diopside and the magnetite veins could have exploited the same structural conduits but there does not appear to be any cause - effect relationship between diopside veins and PGE mineralization.  Channels cut through veins that returned 3,910 ppb Pt (sample 464834) showed no PGE enrichment in other areas of the same vein.  If these veins were controlling the PGE enriched magnetite deposition, PGE enrichment should be present in other parts of the vein.  Results from channel UBCH0301 indicate that the first 6 inches of the channel have background Pt values (45 ppb).  The next 6 inches of the channel that incorporated the magnetite pod from sample 464834 returned a value of 1,070 ppb Pt and the adjacent 6 inches of magnetite-free rock also contains background levels of Pt (16 ppb).  Based on these results it appears that that is no genetic correlation between the diopside veining and the PGE enriched magnetite in the Jaguar zone. The results of drilling completed at Jaguar zone in 2003 are presented under "Drilling".

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It is possible that the Jaguar zone is related to the North Zone.  Both zones are mostly composed of wehrlite with lesser pyroxenite.  In both areas, magnetite is included in or closely associated with clinopyroxenite veins cutting wehrlite. However, orientation of the major geologic features is different in the two zones.  The layering and the pyroxene veins are sub-horizontal to shallowly dipping towards the east at the Jaguar Zone while they are steeply east dipping at the North Zone.  This could be caused by late deformation of the ultramafic complex.  The Jaguar zone is open to expansion and could extend to the southeast and west but these areas were not furthermore investigated during the reconnaissance phase because of soil and vegetation cover to the southeast and a steep cliff to the west.

Continental Zone: The Continental zone was discovered during claim staking in March 2003.  A grab sample collected during this work returned 595 ppb Pt and prompted follow-up fieldwork conducted in June, July and September 2003.  The Continental zone is located on the western end of the Union Bay complex on a mesa at an elevation of 2000 feet (Figure 3).  Host rocks at Continental are composed of variable proportions of wehrlite and clinopyroxenite.  Wehrlite bodies often exhibit an elongate east-west "tubular" geometry reminiscent of boudins.  These tubular features are oriented at right angles to a crude magmatic "bedding" or stratification which strikes 000o-020o and consistently dips 17o-35o east.  This stratification is best exposed in wehrlite-rich cliff faces along the western and southern margins of the Continental plateau.  Abundant cross-cutting features indicate the wehrlite is younger than and intrudes the pyroxenite.  PGE-bearing magnetite is preferentially hosted at or near the contact between clinopyroxenite and wehrlite.

Magmatic layering in the Continental zone is disrupted by at least three ages of faulting which can be documented in the field: north-northwest (345-360o), northwest (300-325o), and northeast (030-040o, Figure 6).  These structures form marked topographic depressions reaching up to 25 meters in depth and 30 meters across.  Structures are remarkably persistent along strike with the longest measured fault, the Eden fault, reaching at least 750 meters in length before dropping out of sight in heavy vegetation to the north and south of the upland mesa on which Continental is located. Rocks to the east of the Eden fault are predominantly hornblende pyroxenite locally intruded by gabbro dikes up to 1 meter thick.  Outcrops in this structural block clearly prove that gabbro units, while probably co-magmatic with the main ultramafic complex, are younger than the ultramafic rocks.

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FIGURE 6

1500
2000
East Block
hbd pyrox>pyroxenite>>wehrlite
Middle Block
pyroxenite>=wehrlite
West Block
wehrlite>>pyroxenite
Kahuna fault
Eden fault
High Center
Zone
N
S
W
E
0
Meters
200

FIGURE 6: Thematic map for Pt at Continental zone, showing faults and lithologic blocks from 2003 mapping program. Data from Avalon Development, 2003.

The magnitude and direction of movement on faults at Continental are unknown however relative ages of motion are evident.  Northeast trending structures show truncation and less continuous linear geometries and are thought to be the oldest structures identified at Continental.  Northwest trending structures are the next youngest in relative age since they appear to truncate northeast trending structures but are themselves offset by north-northwest trending structures like the Kahuna and Eden faults.  North-northwest trending structures cut the Continental zone into three distinct lithologic blocks - a western block where wehrlite>>pyroxenite (west of Kahuna fault), a middle block where pyroxenite>=wehrlite (between Kahuna and Eden faults) and an eastern block where hornblende pyroxenite>pyroxenite>>wehrlite (east of Eden fault).  While faults such as the Kahuna and Eden faults clearly post-date mineralization in their most recent form, there is little evidence available relating to whether or not these structures were long-lived enough to have influenced magmatic emplacement and/or PGE mineralization.

Based on limited field data it appears that rocks to the east of the Eden fault have been down-dropped relative to those to the west of the fault.  This relative motion has resulted in preservation of hornblende-bearing rocks and gabbro which are thought to be higher or more

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distal portions of the Union Bay complex.  This conclusion is supported by the nearly identical ages derived from gabbro (U-Pb age 102 Ma) and hornblendite (40Ar/39Ar age 101.8+1 Ma).

Outcrop geologic mapping of the Continental area revealed extreme variations in rock types over short distances.  This variability is caused by highly variable amounts of wehrlite and pyroxenite present in individual outcrops.  A given outcrop may vary from pure pyroxenite (+90% pyroxenite) to nearly pure wehrlite (+90% wehrlite) over distances as small as 1 to 3 meters.  Mapping was modified to allow for a wider compositional range that is compatible with the structural patterns present on the property.  The lithologic mapping completed followed the classifications outlined in Table 7.  In general this mapping indicated that wehrlite-rich rocks were more common west of the Kahuna fault, pyroxenite-rich rocks dominate in the area between the Kahuna and Eden faults and hornblende-rich, olivine-poor rocks are restricted to the area east of the Eden fault.  Rocks located immediately west of the Eden fault are dominated by featureless massive coarse grained pyroxenite which becomes progressively more wehrlite-rich to the west.

Table 7: Lithologic classification used in mapping at Continental zone.

Rock Type	Description
Wehrlite	Rock contains >90% wehrlite by volume, most common west of Kahuna fault
Pyroxenite	Rock contains >90% pyroxenite by volume, most common between Kahuna and Eden faults
W%P%	Variable wehrlite-pyroxenite outcrops, e.g., W40P60 is 40% wehrlite, 60% pyroxenite
Dunite	Rock is >90% olivine, rare at Continental
Hornblende pyroxenite	Ranges to hornblendite, only seen east of Eden fault
Gabbro	Hornblende and plagioclase content variable, only seen east of Eden fault
Overburden	All forms of cover including alluvium, glacial debris, etc.

The other significant feature mapped at Continental in 2003 relates to the volume and physical form of magnetite present on the prospect.  Magnetite is present to varying degrees in all rock types and structural blocks at Continental.  The highest concentrations of PGE-enriched magnetite occur in the structural block between the Kahuna and Eden faults. Subsidiary northwest and northeast trending faults tend to blur the relationship between PGE-enriched magnetite and rock lithologies but highly PGE enriched magnetite does appear to be structurally bounded by the various structures at Continental (Figure 7).  PGE grades are highest in three structurally isolated blocks surrounded by structural blocks with lower-level PGE anomalies.  Rock types within these favorable blocks are dominated by sub-equal pyroxenite and wehrlite indicating a possible litho-magmatic control of PGE enriched magnetite.

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FIGURE 7

Magnetite has several distinctive forms or physical habits at Continental that can be summarized as follows (in their relative order of most to least PGE favorable):

a). Frothy magnetite - highly irregular, jagged or "splattered" textures like hot slag dropped on a cold surface. This type of magnetite is broadly vein-like, has clearly discordant geometries relative to wehrlite and pyroxenite and has very irregular selvages and strike directions.  This magnetite is normally dull black on weathered and fresh surfaces. It is most common in mixed pyroxenite-wehrlite rocks and forms preferentially within the wehrlite or at the boundary between wehrlite and pyroxenite.  The highest grades at Continental (+14 gpt) came from rocks with this style of magnetite.

b). Orbicular magnetite - similar irregular boundaries as frothy magnetite but forms diagnostic concentric rings or nested shells in wehrlite rich rocks west of Kahuna fault.  It is normally dull black on weathered surfaces but exhibits a highly lustrous, gun-metal bluish color on fresh surfaces.  Anomalous PGE values were recovered from these rocks at Continental but values seldom exceed 1 gpt Pt.

c). Massive magnetite - This type of magnetite has a fine to medium grain size and has a massive to blocky or podiform habit.  This magnetite is dull black on weathered

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surfaces and is lustrous silver to blue-silver on fresh surfaces. It is most common in hornblende pyroxenite where phlogopite micas may occur along magnetite selvages. Can also form in mono-lithologic massive pyroxenite but phlogopite is normally not present with magnetite in anhydrous magmatic units.  This type of magnetite is most common east of the Eden fault but has been observed in all structural blocks at Continental. PGE values in rocks with this style of magnetite at Continental seldom exceed 0.5 gpt Pt.

d). Disseminated magnetite - This type of magnetite forms in octahedral grains to 0.5 cm, can make up to 25% of the rock by volume and is shiny black on weathered surfaces and lustrous blue-black on fresh surfaces.  It is most common in hornblende-rich rocks west of and 1,000 to 1,500 feet below Continental zone (old iron-ore deposit). PGE values in rocks with this style of magnetite at Continental seldom exceed 0.25 gpt Pt.

In addition to recon-scale sampling conducted during structural and lithologic mapping, three generally north-south lines of rock samples were collected on approximately 25-meter centers for zoning purposes.  These samples (55 in all) were collected without regard for magnetite content in an attempt to determine whether or not lateral zoning of PGE fluids and related PGE depletion or enrichment could be identified at Continental.  Recent data from Russian exploration efforts in similar zoned complexes indicate that PGEs can be mobilized in fluids derived from or driven outward by dunite plugs injected in to the complex, often as the youngest phase of the magmatic cycle (T. Evans, Oral Comm., 2003).  PGEs are pushed outwards from the complexes until P-T-X conditions are favorable for their precipitation, mostly as Fe-Pt alloys.  If that model is applied to Union Bay PGE enrichment and depletion haloes should be detectable.  Evaluation of these sample data indicates no discernable enrichment or depletion patterns but this may be due in large part to the limited area covered by the samples.

Understanding the relative age and direction of motion on the Kahuna and Eden faults is critical to targeting future exploration at Continental.  If the wehrlite-rich rocks west of the Kahuna fault are part of an upthrown block then the lower Pt grade mineralization encountered in the western-most structural block would indicate that the Continental zone has a floor which consists of lower grade mineralization (Figure 6).  If the wehrlite-rich rocks to the west of the Kahuna are part of a downthrown block then the possibility exists that higher grade PGE mineralization occurs at depth below current erosional levels west of the Kahuna fault.  Further complicating the structural control of mineralization at Continental are the older, less well documented northeast and northwest trending faults which dissect rocks west of the Eden fault.  Certain blocks are more mineralized than adjacent blocks, suggesting that both vertical and horizontal movement has taken place on these faults.

Grab samples collected at Continental in 2003 contained a consistent Pt:Pd ratio and trace element assemblage that is similar in some respects to PGE and trace element values seen at the North and Jaguar zones (Table 8).  Pt:Pd ratios for rock samples collected at Continental range from 28 to 1 to less than 2 to 1 and average about 10 to 1.  Simple scatter plots (bi-variate correlation analysis) indicate that elevated Pt values are strongly correlated to Pd but otherwise have no clear relationship with other relevant trace elements such as As, Bi, Hg, Sb, Cu, Cr, Ni, Mg or Fe.  However, these simple statistics are misleading since factor analysis (multivariate correlation matrices) clearly indicates that Pt and Pd are strongly associated with Al, Fe, Cr, Mn, Ti, and V and strongly but negatively associated with Mg.  This factor group is indicative of magnetite while two other factor groups are indicative of dunite and pyroxenite, both of which are unassociated with Pt or Pd.  While similar conclusions were drawn from the 2001 field

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program (Avalon, 2001) and by Van Treeck and others (2003), the more accurate analytical techniques utilized in 2003 make these conclusions more certain.

Table 8: Significant (+ 1 gpt Pt) grab rock samples from 2003 at the Continental zone. Note: upper detections limits were Cr = 10,000 ppm, Fe = 25% and Mg = 15%.

Sample #	RockUnit	Pt_ppb	Pd_ppb	Cr_ppm	Cu_ppm	Fe_perc	Mg_perc	Ni_ppm
390478	Magnetite vein	14950	940	10000	26	25	8.2	415
394581	Magnetite vein	14200	900	10000	28	25	9.51	462
394503	Magnetite vein	6660	237	8390	10	25	9.94	461
390479	Pyrox - Wehr	6420	575	8450	147	25	8.6	326
393857	Wehrlite	5530	542	10000	17	25	5.49	444
492940	Magnetite vein	4430	433	10000	59	22	12.85	403
394513	Wehrlite	4340	168	9270	11	25	10.8	509
394504	Wehrlite	4180	212	10000	21	25	5.7	451
393895	Pyrox - Wehr	3990	545	3850	58	24	15	400
394516	Pyrox - Wehr	3880	322	6290	13	18.3	11.65	295
393855	Wehrlite	3820	364	7330	19	22.5	11.65	334
393867	Pyroxenite	3820	375	7250	8	23.2	8.91	263
393852	Wehrlite	3160	209	9700	11	25	5.04	477
393860	Wehrlite	2970	238	5150	10	23.2	11.1	334
394789	Wehrlite	2670	386	4580	27	23.7	12.45	357
390482	Wehrlite	2560	169	5420	7	21.9	15	427
394515	Wehrlite	2460	161	10000	11	25	8.27	453
394505	Magnetite vein	2080	183	9640	15	25	3.59	413
393853	Wehrlite	2010	169	1830	5	16.05	11.6	228
393859	Wehrlite	1675	146	6940	12	25	15	478
393864	Wehrlite	1675	154	2170	7	19.85	15	506
394316	Wehrlite	1655	469	6060	14	25	14.45	451
390481	Wehrlite	1625	108	8790	10	25	12.5	443
466376	Magnetite vein	1565	64	1945	7	16.75	14.8	361
394526	Wehrlite	1560	89	5310	7	22.7	15	421
394514	Pyrox - Wehr	1445	60	10000	13	25	12.1	427
394797	Wehrlite	1435	206	10000	10	25	10.8	454
394786	Wehrlite	1315	93	9150	12	25	7.04	493
394312	Wehrlite	1290	215	10000	10	25	5.26	465
390462	Wehrlite	1280	68	2160	6	18.3	15	425
394506	Wehrlite	1270	97	9470	14	25	3.63	408
394527	Pyrox - Wehr	1205	87	10000	23	25	11	423
394518	Pyrox - Wehr	1180	76	10000	33	25	8.14	448
394501	Wehrlite	1175	73	5940	9	25	6.03	297
390480	Wehrlite	1165	146	10000	26	25	4.47	432
394347	Wehrlite	1140	278	5480	14	25	3.64	405
394507	Wehrlite	1125	65	5890	12	25	1.83	455
393856	Wehrlite	1085	148	10000	26	25	10.7	342
394511	Wehrlite	1080	148	8450	16	25	5.11	409
393854	Wehrlite	1050	73	3700	5	23.3	14.05	335

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Results from saw channel sampling conducted in 2003 on outcrops containing visible magnetite support the hypothesis that PGE enrichment occurs only in the spinel-group oxides (magnetite) which post-date but are spatially associated with mixed wehrlite - clinopyroxenite rock units.  Pt:Pd ratios for channel samples collected at Continental range from 33 to 1 to less than 1 to 1 and average about 12 to 1.  The correlation between magnetite and elevated PGEs is easily seen in channel samples since both magnetite-bearing and magnetite-free rocks were sampled along a given channel.  Channel 14 from the Continental zone illustrates the close association between magnetite and PGEs (Table 9).  This channel is 11 meters in length and orientated roughly N-S, perpendicular to the surface expression of wehrlite tubes in Continental.  This channel crosses two distinct areas of magnetite veining with a section that contains wehrlite with no magnetite in between.  The Pt values associated with the meter long samples which contain magnetite range from 169-6240 ppb, while the samples that do not contain magnetite have a range of 10-18 ppb.  The presence of magnetite is correlative with an order of magnitude jump in Pt concentrations between magnetite bearing and non magnetite bearing rocks. Similar relationships are present in other channel samples collected at Continental.

Table 9: Significant saw channel sample geochemistry, Continental zone.

Sample #	Channel	From ft	To ft	Int ft	RockUnit	Pt_ppb	Pd_ppb	Pt/Pd	Cr_ppm	Fe_perc
394412	3	0	3.3	3.3	Pyrox-Wehr-Mgt	639	71	9.0	2370	17.15
394413	3	3.3	6.6	3.3	Pyrox-Wehr	436	36	12.1	976	8.38
394414	3	6.6	9.8	3.2	Pyrox-Wehr-Mgt	499	69	7.2	1810	10.5
394415	4	0	3.3	3.3	Pyrox-Wehr-Mgt	14	2	7.0	565	6.89
394416	4	3.3	6.6	3.3	Pyrox-Wehr-Mgt	2960	129	22.9	610	7.46
394417	4	6.6	9.8	3.2	Pyrox-Wehr-Mgt	696	51	13.6	1455	10.9
394643	9	0	3.3	3.3	Pyrox-Wehr-Mgt	1250	73	17.1	1750	15.1
394644	9	3.3	6.6	3.3	Pyrox-Wehr-Mgt	45	5	9.0	1055	8.12
394645	9	6.6	8.2	1.6	Pyrox-Wehr-Mgt	21	2	10.5	503	7.22
394646	10	0	3.3	3.3	Pyrox-Wehr-Mgt	1065	63	16.9	1260	13.8
394647	10	3.3	6.6	3.3	Pyrox-Wehr-Mgt	276	23	12.0	814	12.3
394648	10	6.6	9.8	3.2	Pyrox-Wehr-Mgt	167	14	11.9	599	9.57
394649	11	0	3.3	3.3	Pyrox-Wehr-Mgt	1410	69	20.4	1710	10.7
394602	11	3.3	6.6	3.3	Pyrox-Wehr-Mgt	569	30	19.0	1645	11.65
394603	11	6.6	9.8	3.2	Pyrox-Wehr-Mgt	17	3	5.7	962	6.96
394604	11	9.8	13.1	3.3	Pyrox-Wehr-Mgt	18	3	6.0	851	7.36
394605	11	13.1	16.4	3.3	Pyrox-Wehr-Mgt	40	10	4.0	674	8
394606	11	16.4	19.7	3.3	Pyrox-Wehr-Mgt	50	4	12.5	630	8.46
394607	11	19.7	23	3.3	Pyrox-Wehr-Mgt	931	51	18.3	1200	10.8
394610	14	0	3.3	3.3	Pyrox-Wehr-Mgt	1160	57	20.4	923	9.1
394612	14	3.3	6.6	3.3	Pyrox-Wehr-Mgt	169	8	21.1	649	7.14
394613	14	6.6	9.8	3.2	Pyrox-Wehr-Mgt	1490	57	26.1	691	9.7
394614	14	9.8	13.1	3.3	Pyrox-Wehr	18	1	18.0	612	6.11
394615	14	13.1	16.4	3.3	Pyrox-Wehr	15	1	15.0	635	5.79
394538	14	16.4	19.7	3.3	Pyrox-Wehr	10	1	10.0	748	6.6
394539	14	19.7	23	3.3	Pyrox-Wehr	12	1	12.0	689	6.26
394540	14	23	26.2	3.2	Pyrox-Wehr	10	2	5.0	679	6.44

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394541	14	26.2	29.5	3.3	Pyrox-Wehr	10	2	5.0	628	6.31
394542	14	29.5	32.8	3.3	Pyrox-Wehr-Mgt	6240	266	23.5	2690	16.45
394543	14	32.8	36.1	3.3	Pyrox-Wehr-Mgt	773	30	25.8	923	9.99
394544	15	0	3.3	3.3	Pyrox-Wehr-Mgt	3950	149	26.5	1405	10.85
392402	17	0	3.3	3.3	Pyrox-Wehr	340	41	8.3	482	9.47
392403	17	3.3	6.6	3.3	Pyrox-Wehr-Mgt	2590	213	12.2	4150	17.65
392404	17	6.6	8.2	1.6	Pyrox-Wehr-Mgt	2400	200	12.0	2260	11.2
392420	20	0	3.3	3.3	Pyrox-Wehr-Mgt	35	4	8.8	1080	14.75
392421	20	3.3	6.6	3.3	Pyrox-Wehr-Mgt	570	43	13.3	3980	23.5
392422	20	6.6	9.8	3.2	Pyrox-Wehr-Mgt	436	55	7.9	5220	23.8
392423	21	0	3.3	3.3	Pyrox-Wehr-Mgt	1205	93	13.0	2180	17.25
392424	21	3.3	4.9	1.6	Pyrox-Wehr-Mgt	1205	93	13.0	2590	18.4
392426	22	0	3.3	3.3	Pyrox-Wehr-Mgt	1435	55	26.1	1665	16.7
392427	22	3.3	5.7	2.4	Pyrox-Wehr-Mgt	1205	60	20.1	1555	15.2
392502	26	0	3.3	3.3	Pyrox-Wehr-Mgt	609	26	23.4	1995	9.99
392503	26	3.3	6.6	3.3	Pyrox-Wehr-Mgt	1980	78	25.4	3620	15.65
392504	26	6.6	7.4	0.8	Pyrox-Wehr-Mgt	11	1	11.0	1215	6.61
392444	28	0	3.3	3.3	Pyrox-Wehr-Mgt	325	25	13.0	1895	17.55
392445	28	3.3	6.6	3.3	Pyrox-Wehr-Mgt	526	38	13.8	1970	19.8
392446	28	6.6	7.5	0.9	Pyrox-Wehr-Mgt	1870	110	17.0	2220	21
392534	36	0	3.3	3.3	Pyrox-Wehr-Mgt	395	22	18.0	735	8.57
392535	36	6.6	9.8	3.2	Pyrox-Wehr-Mgt	76	4	19.0	610	6.96
392536	36	9.8	13.1	3.3	Pyrox-Wehr-Mgt	3070	116	26.5	1615	13
392537	36	13.1	16.4	3.3	Pyroxenite	9	1	9.0	640	6.13
392538	36	19.7	23	3.3	Pyrox-Wehr-Mgt	2360	85	27.8	1635	12.55
392539	36	23	26.2	3.2	Pyrox-Wehr-Mgt	1440	57	25.3	1630	14.2

This newly discovered prospect has significantly changed the exploration thinking at Union Bay.  Since its discovery it has become clear that the mixed wehrlite and clinopyroxenite rock type is a favorable magmatic host for high grade PGE mineralization.  This mixed-lithology is present and associated with +1 gpt Pt values at the North, Jaguar, Lexus, Mt. Burnett North, Chevelle and Continental zones.  PGE mineralization correlates well with the "peridotite" unit of Ruckmick and Noble (1959) and suggests a genetic link between these two magmatic units and significant PGE mineralization.  The genetic or structural reasons for this association remain unknown.  Some hypotheses include buffering caused by the two rock types, a certain P-T-X environment either as a result of these rocks or characteristic of their formation, or possibly position in the intrusion.  Regardless of the physio-chemical reasons for the elevated PGEs, evaluation of other areas of the property is warranted wherever the pyroxenite - wehrlite lithologies contain abundant spinel group oxides (magnetite).  PGE mineralization remains open to expansion at Continental to the north and east toward the adjacent Chevelle zone and to the south into Cannery Creek.

Chevelle: The Chevelle zone was discovered in 2003 approximately mid-way between the Continental zone and the Mt. Burnett zone along a relatively flat lying mesa underlain by mixed wehrlite and clinopyroxenite (Figure 8).  In the western portion of the prospect magmatic layering strikes 020o and dips 34oE similar to that farther west at Continental.  The eastern part of Chevelle has yet to be mapped.  Magnetite in this area is similar to magnetite seen in the

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Continental, Mt. Burnett North, and Lexus zones.  Magnetite is located in the olivine rich rocks and is associated with coarse-grained diopside veins and pods.  The edges of this zone are cliffs to the north, east, and west and a slope with poor exposure to the south where gabbro tops the ridge.  The cliffs are accessible in some areas but technical climbing expertise will be required to properly sample this area.

FIGURE 8

Sampling at Chevelle was conducted along a cliff face with a vertical exposure of approximately 100 feet.  Magnetite occurs in fairly continuous bands/veins that appear to be tabular in nature and reflect the orientation of the olivine-rich host rock.  The orientation of the layering is consistent with the layering in Continental, but the high angle Eden fault is located between the Chevelle and Continental zones and relative motion along this structure is unknown. Pt values from grab rock samples at Chevelle reach up to 6,080 ppb while Pd values reach 1,845 ppb (Table 10).  Pt:Pd ratios for rock samples collected at Chevelle range from 21 to 1 to less than 1 to 1 and average about 4 to 1.  These ratios differ significantly from those seen at Continental.  Although the sample population from which the Chevelle statistics were derived is small (n = 52), there also appears to be a weak correlation between Pt and Cu at Chevelle suggesting the samples collected at Chevelle in 2003 were derived at least in part from rocks south of the "peridotite" unit of Ruckmick and Noble (1959).  The lower Pt:Pd ratio and the association of geochemically correlative copper is similar to the Mt. Burnett South and Cobra West zones where hornblende pyroxenite is the dominant rock type.  PGE mineralization remains open to expansion at Chevelle.

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Table 10: Significant PGE mineralization at the Chevelle prospect.

Sample #	RockUnit	Pt_ppb	Pd_ppb	Cr_ppm	Cu_ppm	Fe_perc	Mg_perc	Ni_ppm
393918	Pyrox-Wehr-Mgt	6080	1845	3290	9	18.75	13.35	452
492946	Wehr-Mgt	1530	139	5810	13	25	3.98	347
394594	Pyrox-Wehr-Mgt	1030	368	5630	10	19.35	10.4	354
392707	Pyrox-Mgt	684	123	9690	18	25	2.09	430
392716	Pyrox-Mgt	555	117	5920	16	25	3.85	385
394611	Pyrox-Wehr-Mgt	452	82	8940	29	13.55	10.1	251
392708	Pyrox-Mgt	450	93	738	14	25	5.88	235
394571	Pyrox-Wehr-Mgt	449	80	4510	5	11.3	10.85	259
394583	Pyrox-Wehr-Mgt	443	230	6150	16	18.75	10.3	360
390465	Pyrox-Wehr-Mgt	328	111	8770	120	15.5	8.29	256
392706	Pyrox-Mgt	274	29	2880	13	22.4	8.51	231
394578	Wehrlite	263	153	10000	19	25	9.36	440
394586	Pyrox-Wehr-Mgt	211	52	6780	10	20.3	15	540
394593	Pyrox-Wehr-Mgt	172	71	2150	11	12.05	13.6	374
394588	Pyrox-Wehr-Mgt	157	31	980	6	14.2	15	532
394582	Pyrox-Wehr-Mgt	147	51	2180	8	12.55	14.75	412
394585	Wehrlite	111	27	4470	8	17	14.4	436
394591	Pyrox-Wehr-Mgt	103	42	3280	9	12	10.95	345

Cannery Creek: Maps published by Ruckmick and Noble (1959) indicated the presence of sulfides along the beach north of Cannery Creek (Figure 3).  Initial work conducted in this area in 2003 revealed the presence of clinopyroxenite, hornblendite, hornblende clinopyroxenite and gabbro on the north side of Cannery Creek and phyllite on the south side of the creek.  Sulfides (pyrrhotite, chalcopyrite, pyrite) are observed north of Cannery Creek in heterolithic breccias containing hornblende clinopyroxenite and clinopyroxenite extending from the beach into the hills to the east.  Sulfide bearing rocks extend up a waterfall approximately 110 meters up Cannery Creek and over 300 meters into the hills north and east of the beach. The break in rock types along the prominent topographic expression occupied by Cannery Creek is interpreted to be an east-west trending high angle fault.  The north side of the fault apparently has been upthrown relative to the south side bringing ultramafic rocks to the present level of exposure on the north side of the drainage while only gabbro and Jurassic phyllite are exposed south of the creek in the South Mountain area.

Disseminated magnetite is present in clinopyroxenite rich rocks but does not appear to be related to sulfide or PGE-copper mineralization.  Significant Pt values were accompanied by Pd values in excess of the Pt values (Pt:Pd ratio average is 0.97 to 1). Results from the sampling returned values up to 330 ppb Pt with 385 ppb Pd (Table 11).  Copper values were also highly anomalous, averaging 481 and reaching up to 2,050 ppm with sulfur values reaching 3.65%.  Chromium values were anomalously low, reaching a maximum of only 673 ppm and averaging only 151 ppm.  The low Pt:Pd ratio, low chromium and high copper values in hornblende dominated rocks at Cannery Creek are similar to geochemical signatures seen in the Mt. Burnet South zone.  However the high sulfide content of rocks at Cannery Creek is suggestive of a contact-related phase of mineralization not recognized previously at Union Bay.  Sulfide mineralization remains open to expansion at Cannery Creek.

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Table 11: Rock geochemistry from the Cannery Creek zone.

Sample #	Rock Unit	Pt_ppb	Pd_ppb	Pt:Pd	Cr_ppm	Cu_ppm	Fe_perc	Mg_perc	Ni_ppm
393910	Hornblendite	330	385	0.857	154	21	17.05	7.35	98
466366	Hornblendite	234	268	0.873	87	140	9.6	7.17	26
393911	Hornblendite	100	157	0.637	54	199	13.55	6.15	40
393943	Pyrox	62	73	0.849	397	863	10.95	10.3	180
393948	Hornblendite	43	45	0.956	117	121	13.4	5.75	66
393903	Olivine pyrox	42	51	0.824	636	2050	7.86	10.45	570
393945	Olivine pyrox	40	76	0.526	673	706	6.87	11.65	207
393930	Hornblende pyrox	34	66	0.515	122	831	15.05	7.58	59
393928	Hornblende pyrox	30	53	0.566	113	728	15.4	7.22	66
393905	Hornblendite	27	26	1.038	56	29	13.3	5.67	22
393940	e	22	19	1.158	114	274	16.05	6.15	11
393921	Pyrox	19	24	0.792	319	1505	12.6	10	325
393924	Olivine pyrox	17	19	0.895	95	1755	16.9	7.22	104
393879	Gabbro	12	6	2.000	91	142	14.4	5.43	54
393927	Hornblende pyrox	10	31	0.323	96	52	12.65	7.35	38
466367	Gabbro	10	16	0.625	112	88	13.65	2.58	22
393923	Olivine pyrox	9	12	0.750	85	1905	15.8	7.07	96
393909	Hornblendite	8	9	0.889	88	72	13.3	5.23	29
393922	Olivine pyrox	8	9	0.889	108	2020	15.75	7.12	106
393929	Hornblende pyrox	8	7	1.143	87	932	16.6	8.68	64
390453	Pyrox	7	2	3.500	80	269	16.95	5.56	34
393926	Hornblende pyrox	7	13	0.538	563	22	5.85	9.89	96
466363	Hornblendite	6	4	1.500	43	411	13.45	6.51	21
393947	Hornblendite	5	8	0.625	79	172	13.15	6.5	23
393949	Hornblendite	5	5	1.000	95	116	11.9	4.98	27
393904	Hornblendite	-5	1		53	67	10.3	4.3	11
393906	Hornblendite	-5	2		112	60	5.2	1.58	26
393907	Hornblendite	-5	-1		83	56	4.98	1.5	26
393908	Hornblendite	-5	6		38	139	13.55	6.19	13
393944	Pyrox	-5	2		132	174	20	6.52	12
393946	Hornblendite	-5	5		60	321	12.45	6.04	25
466362	Gabbro	-5	-1		63	108	9.55	3.54	2
466364	Hornblendite	-5	2		50	10	13.5	6.59	36
466365	Hornblendite	-5	2		91	7	19.05	5.95	47

Lexus Zone: The Lexus zone was discovered in float samples collected in 2001 and was slated for channel sampling and possible drilling in 2003 (Figure 3).  A total of 30 rock samples and 84 shovel soil samples were collected in the Lexus zone in 2003 (Table 12). Rock types in this mineralized area consist of mixed clinopyroxenite and wehrlite.  Magnetite is associated with the contact area between the clinopyroxenite and wehrlite but outcropping magnetite is rare due to heavy vegetation.  Magnetite occurrences at Lexus are similar to magnetite seen at North, Continental, Chevelle, and Mt. Burnett North. Previous sampling at Lexus returned highly

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anomalous Pt (4,726, 1,315, 1,227 ppb Pt) from magnetite-bearing float boulders (Avalon, 2001).

Table 12: Significant grab rock geochemistry from the Lexus zone

Sample #	Year	RockUnit	Pt_ppb	Pd_ppb	Cr_ppm	Cu_ppm	Fe_perc	Mg_perc	Ni_ppm
464897	2001	Pyrox	4726	288	20000	-1	10	1.02	558
394773	2003	Magnetite	4040	216	10000	14	25	6.1	608
390458	2003	Vein	1315	76	10000	49	25	3.64	495
464906	2001	Ol pyrox	1227	357	11227	141	10	4.32	271
394761	2003	Pyrox	546	425	1290	15	9.31	9.65	162
394764	2003	Wehrlite	437	25	10000	9	25	6.05	482
390457	2003	Ol Pyrox, Pyrox	363	388	205	94	15.25	8.01	119

Due to the sparse outcrop a soil sampling program was conducted at 50 meter centers over the main boulder field where higher grade PGE values were obtained from grab rock samples.  Soil samples returned values ranging from <10 ppb to 818 ppb Pt with the higher values (+50 ppb) concentrated along the side slopes of the ridge making up the Lexus prospect.  Similar soil dynamics have been observed elsewhere in Alaska and suggest significant soil creep caused by the steep topography combined with wet conditions in summer and frost-heaving in winter.  Prospecting completed after receipt of soil results failed to discover an obvious bedrock cause for the higher soil Pt values.  As a result of these inconclusive results, no additional work was completed at Lexus in 2003.

Mt. Burnett North: Based on observations from mapping and sampling in 2003 the Mt. Burnett North zone has been broken out of the old Mt. Burnett zone discovered in 2001 (Avalon, 2001, Figure 3).  The northern part of the old Mt. Burnett zone is composed of mixed clinopyroxenite and wehrlite, the same rocks as those hosting PGE mineralization at Chevelle, Continental and Lexus.  Several prominent north-south trending high angle faults cut this ridge with minimal apparent offset. As at Chevelle, Continental and Lexus, magnetite at Mt. Burnett North occurs as discontinuous veins and pods associated with the contact between clinopyroxenite and wehrlite.  An area of large conspicuous magnetite with and without coarse diopside veins is located near the midpoint of the main east-west ridge forming the prospect.  Several anomalous PGE samples came from this area during 2001 outcrop sampling (332 to 1,098 ppb Pt) however these elevated Pt values could not be duplicated in 2003 outcrop sampling.  Additional sampling, particularly on the slopes to the north of the ridge, will be required to determine the significance of mineralization at Mt. Burnett North and it relationship, if any, to PGE mineralization in similar rocks at Continental and Chevelle.

Mt. Burnett South/Cobra West zones: Exploration conducted in 2003 has confirmed that Mt. Burnett North and Mt. Burnett South are separated from each other by the Sandy fault, a high angle west-northwest trending structure marked by a 20-40 meter wide zone of fine sandy material (fault gouge) with rare magnetite and clinopyroxenite cobbles.  The Cobra West zone, first outlined by PGE-bearing magnetite float boulders in 2001 (Avalon, 2001), is thought to be part of the same structural block and is now included in the Mt. Burnett South zone.

Lithologies present at Mt. Burnett South/Cobra West consists of clinopyroxenite, hornblende clinopyroxenite and hornblendite. Wehrlite is not observed in outcrop.  Magnetite

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 veins and amorphous pods comprise up to 30% of these rocks and are best exposed along the cliff face directly below and south of the 2001 Mt. Burnett drill pads (Avalon, 2001).  Magnetite occurrences are roughly horizontal along the cliff face although individual pods and veins do not exhibit a preferred orientation.  Hornblende rich compositional layering, within the upper portion of the cliff face is sub-vertical and strikes approximately east-west.  A north-south oriented vertical fracture pattern is present throughout the cliff.

Rock samples collected in 2001 from the Sandy fault returned Pt + Pd values up to 11.5 gpt which prompted the drilling conducted in that area in September 2001.  Follow-up rock sampling in 2003 returned values up to 2,360 ppb Pt plus 152 ppb Pd (Table 13).  Pt:Pd ratios from these samples averaged 4.6:1, considerably lower than at North, Jaguar and Continental zones but nearly identical to those at Chevelle.  Perhaps more significant is the fact that chromium values from these samples average only 271 ppm whereas, with the exception of Cannery Creek, most other areas of the property that have been sampled in 2003 (4-acid digestion) returned chromium values well in excess of 1,000 ppm (Appendix 2).  Bismuth values also are slightly elevated at Mt. Burnett South compared to other areas of the property, reaching a high of 22 ppm.  It is unclear what these different Pt:Pd, bismuth and chromium values mean in relation to mineral zoning in the complex.

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Table 13: Significant grab rock geochemistry from the Mt. Burnett South prospect

Sample #	Year	RockUnit	Pt_ppb	Pd_ppb	Cr_ppm	Cu_ppm	Fe_perc	Mg_perc	Ni_ppm
464949	2001	Hornb Pyrox	9910	1605	1398	42	10	0.4	224
467897	2001	Pyrox	2885	781	234	14	10	0.75	183
464923	2001	Magnetite	2717	193	496	12	10	0.52	257
393876	2003	Magnetite	2360	152	1240	19	25	4.34	227
394338	2003	Ol Pyrox	1605	103	371	10	25	4.31	227
464944	2001	Magnetite	1539	121	323	21	10	0.56	188
464947	2001	Ol Pyrox, Pyrox	1324	108	272	13	10	0.78	137
394596	2003	Magnetite	844	101	455	16	25	1.73	250
464946	2001	Ol Pyrox	827	119	371	40	10	0.44	194
394341	2003	Ol Pyrox	812	47	196	9	25	7.15	201
394340	2003	Ol Pyrox	749	64	385	17	25	3.45	242
467898	2001	Pyrox	672	95	218	8	10	0.95	144

Good exposures and lack of previous sampling prompted channel saw sampling of the magnetite-rich hornblende pyroxenite along the cliff face directly below and to the south of the 2001 Mt. Burnett drill holes.  Horizontal and vertical coarse grained hornblende veins, often with associated magnetite, occur in the channeled area.  Phlogopite occurs in the upper 30 feet of this rock package, as well as in the Sandy fault to the north. Pt and Pd values from channel samples averaged only 104 and 143 ppb, respectively and maximum values were only 261 ppb Pt and 338 ppb Pd.  Pt:Pd ratios were anomalously low, at 0.79, compared to most other PGE enriched areas of the project.  In addition, copper values in the Mt. Burnett channels averaged 150 ppm and ranged up to 752 ppm, far higher than copper values seen in previous years' samples or from grab samples collected in 2003.  These values suggest the presence of discrete Cu-bearing minerals, possibly as sulfides.  Chromium values also were anomalously low, averaging 95 ppm and reaching a maximum of only 200 ppm.  Elevated Ba is present in channel samples, probably as a component of phlogopite while lower values of Ni and Co are due to the lower olivine content of these rocks.  The extremely low Pt:Pd ratio, higher Cu and lower Cr, Ni and Co values suggest that the magnetite-bearing rocks sampled by channel sampling are more evolved than those sampled farther north within this same zone which itself is considerably more evolved than PGE-bearing magnetite at North, Jaguar, Continental and Mt. Burnett North.  The results of rock and channel sampling at Mt. Burnett South may prove useful in determining mineral zonation at Union Bay.

East Cobra: The East Cobra zone is located approximately 0.5 km southwest of the Lexus zone and also was discovered in 2001 (Figure 3).  A total of 15 grab rock samples were taken at East Cobra.  This zone occurs on a cliff so sampling was limited to areas that could be reached from the base and along ledges.  All the mineralized samples are associated with magnetite veins and pods in clinopyroxenite to olivine pyroxenite.  Some of those samples exhibit magnetite veins with mica (phlogopite?) selvages.  Orientation of the magnetite veins is sub-parallel to the magmatic layering in the area which generally trends E-W.  One sample from this zone containing micas assayed at 8,853 ppb Pt + Pd.  This mica-bearing unit has been traced for over two miles to the west and may represent a PGE-enrich marker horizon within the Union Bay complex.

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The East Cobra pyroxenite is finer grained than other pyroxenites mapped in the North, Jaguar and Lexus zones. It also differs from the Lexus zone on the basis of geochemistry.  Samples from East Cobra show lower values than Lexus samples for Cr (avg. 234 ppm compared to 5700 ppm), Cu (avg. 10 ppm compared to 59 ppm), Mg (avg. 2.7% compared to 5.8%), Ni (avg. 153 ppm compared to 326 ppm) and Sb (avg. 0.4 ppm compared to 15.2 ppm). Geochemistry from East Cobra also exhibits a distinctive set of elements which link it to West Cobra and Mt. Burnett to the west and set it apart from the Lexus, Jaguar and North zones to the east.  These elements include elevated Nb, K, Na, Sc, Sr, Ti coupled with depleted levels of Mg.

Black Bear Creek: Twenty stream sediment samples were collected from small streams draining into Black Bear Creek from the south side of South Mt. (Figure 3, Table 14).  Analytical results for these samples returned values up to 92 ppb Pt with uniformly low Pd values (<3 ppb).  Copper values were anomalously high, averaging 58 ppm and reaching a high of 101 ppm.  These copper values are in contrast to the universally low copper values in pan concentrates collected in 2001 from the streams draining the predominantly ultramafic hosted North, Jaguar and Lexus zones (average 10 ppm, maximum 41 ppm). Host rocks at South Mt. are primarily unaltered gabbro or metasediments however, exposures within the steep drainages are limited and other rock types are possibly present.  No obviously mineralized rocks were noted during stream sediment sampling however the anomalous Pt and Cu and low Cr and Ni values suggests the presence of sulfide mineralization similar to that seen in the Cannery Creek area.

Table 14: Stream sediment results from South Mt. area.

Sample #	Pt_ppb	Pd_ppb	Cr_ppm	Cu_ppm	Fe_perc	Mg_perc	Ni_ppm
394565	92	2	43	68	5.72	1.94	28
394564	22	3	45	58	6.15	1.74	23
394563	20	2	41	50	6.1	1.76	26
394562	13	3	38	64	5.53	1.68	24
394559	12	2	24	41	3.92	1.1	17
394553	12	1	31	44	4.61	1.21	23
394558	10	4	33	72	5.47	1.32	13
394567	10	3	52	73	6.69	1.86	23
394569	10	3	38	88	5.9	1.87	26
394552	10	2	23	33	3.72	0.96	15
394568	9	3	37	79	5.9	1.62	21
394555	9	2	34	27	5.31	1.22	15
394557	9	2	31	51	4.34	1.17	23
394561	8	3	35	83	6.07	1.94	22
394566	8	3	35	101	6.76	1.9	16
394551	8	1	35	22	5.58	1.32	17
394554	7	1	31	51	4.7	1.13	23
394560	6	2	45	39	6.25	1.85	17
394556	6	1	33	40	4.77	1.2	19
394570	5	3	36	83	6.47	1.92	20

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DRILLING

Drilling Summary: Prior to the drilling conducted by Quaterra in September 2001 there had been no previous drilling conducted on the Union Bay property. The 2001 diamond core drilling program at Union Bay consisted of 4 NQ drill holes totaling 1,168.2 feet (356 meters).  Two holes were drilled at the North Zone and two holes on Mt Burnett South. All 2001 drilling was conducted by Layne Drilling using an LF-70 diamond drill.

The 2003 diamond core drilling program at Union Bay consisted of 11 NQ2drill holes totaling 4,490 feet (1,368 meters).  Of this total, 3,086 feet (941 meters) of drilling was completed in 8 holes at the North zone while the remaining 1,404 feet (427 meters) of drilling was completed in three holes at the Jaguar zone (Table 12). All 2003 drilling was conducted by Connors Drilling using a modified Longyear 38 diamond drill.

All diamond core drilling completed during 2001 and 2003 was supported with a Hughes 500D helicopter supplied by Temsco Helicopters of Ketchikan.  The drill rig and support equipment were barged to Ketchikan and transported to Vixen Harbor via Boyer Towing along with the camp supplies.

Logging and saw cutting of core was conducted onsite by Avalon employees.  Core was sampled on a 3-5 foot nominal interval where geologic breaks (fractures, contacts, faults) did not otherwise dictate the segregation of sample intervals.  Half of the cut core remained for future use and was transported at the end of the field season to Avalon Development's warehouse facilities in Fairbanks.  Core samples from the 2001 drilling was shipped via surface freight to Bondar Clegg's sample preparation facility in Fairbanks.  Core samples from the 2003 drilling was transported from the Vixen Harbor base camp by float plane (DeHaviland Beaver), operated by Island Wings air service of Ketchikan to the Ketchikan International Airport.  The samples were then shipped via Alaska Airlines Air Cargo to Ferndale, Washington for pickup by ALS Chemex of Vancouver.

Summary of Rock Types: Based on experience gained in previous work on the project, a simplified lithologic library has been constructed for the Union Bay project (Avalon, 2003). Rock types mapped in core are based on relative modal percentages of olivine, clinopyroxene and hornblende.  Examination of the multi-element histograms from each hole show very good correlation between drill log lithologic mapping and multi-element geochemistry that clearly shows the chemical differences between each rock type. The major lithologies mapped in core were:

1.

Wehrlite: fine-grained, olivine content 65-85%, clinopyroxene content 15-35%.  Easily recognized in multi-element drill hole histograms because of its high Ni, Co, Mn and Mg content and generally lower Ca, V and Ti content.

2.

Olivine clinopyroxenite: fine-grained, olivine content 40-65%, clinopyroxene content 35-60%.

3.

PxWh: A mixture of wehrlite and clinopyroxenite.  This rock is characterized by an irregular, angular texture referred to as "cookie dough" texture.  Wehrlite chunks

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 appear to be broken up and included in the clinopyroxenite.  Olivine in the wehrlite commonly has undergone heavy serpentinization.

4.

Clinopyroxenite: Medium to coarse-grained, clinopyroxene content 60-90+%, olivine content 0-40%. Easily recognized in multi-element drill hole histograms because of its low Ni, Co, Mn and Mg content and generally higher Ca, V and Ti content.

5.

Hornblende: euhedral brown to black crystals, becoming larger in overall crystal size toward the margins of the Union Bay complex where pegmatitic phases have been observed.

Accessory minerals that occur in variable amounts in association with the above major rock types include:

1.

Serpentine: all the rocks mentioned above have been serpentinized to some degree, either in small micro-veinlets, or in more pervasive form observed mainly within wehrlite.  Serpentine varies in color from dark green and black to white or pastel light green.

2.

Magnetite: Volume, morphology and associated minerals vary throughout the drill holes.  The characteristics of magnetite present will be discussed in the appropriate section on each hole.

3.

Vein Diopside: Coarse-grained, pale colored late stage diopside veins are present in variable amounts in most of the holes drilled.  The extent and characteristics of these veins will be discussed in the appropriate section on each hole.

4.

Phlogopite: Coarse to medium-grained, average flake width of 2 centimeters.  The mica varies little in color from the typical rich dark brown.  Easily recognized in multi-element drill hole histograms because of its high Al, K, Na, Ca, Sr, Ba and Ti.

5.

Calcite: white to light green veins occur as fill on late stage fractures, commonly occurs with serpentine

North Zone Drill Hole Summaries: The following are significant observations from logging and geochemistry from each of the 2001 and 2003 drill holes in the North zone.  A summary of significant North zone geochemistry is presented in Table 15.

Table 14: Significant North zone drill hole intercepts

Drill Hole #	From_ft	To_ft	Interval_ft	Pt_ppb	Pd_ppb
UB01-1	18.2	19.5	1.3	218	14
UB01-1	62.8	64.4	1.6	10590	565
UB01-1	64.4	66	1.6	185	9
UB01-2	164.4	165.5	1.1	299	15
UB01-2	165.5	166.5	1	557	28
UB0301	192.8	196.4	3.6	265	-1
UB0302	99.4	101.4	2	1300	19
UB0302	231.8	235.6	3.8	119	1
UB0306	382.7	386	3.3	1005	11
UB0306	386	389.7	3.7	490	7
UB0307	122	124	2	851	5

UB01-1: Drill hole UB01-1 was drilled to test high grade Pt+Pd in the discovery outcrops of the North Zone.  Examination of raw geochemistry, drill logs and multi-element graphs reveal

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that high grade PGE values found at surface do extend to depth.  Two distinctive rock types occur in hole UB01-1:

1)

Fine grain foliated wehrlite with 75-90% olivine and 10-25% clinopyroxene.

2)

Coarse grain clinopyroxenite veins up to several feet thick, some of them containing magnetite, which cut the wehrlite.

High grade Pt + Pd intercepted in the upper part of hole UB01-1 is correlative with surface grab samples and high grade intervals in channel samples.  The rocks in drill hole UB01-1 contain significant amounts of Ni (to 1282 ppm), Cr (to 2046 ppm), Fe (to + 10%) and Mg (to +10%).  Significant PGE mineralization is spatially associated with clinopyroxenite veins and is accompanied by elevated Cr.  Clinopyroxenite veins, regardless of PGE content, contain lower levels of Ni, Zn, Co, Fe, Mn and Mg than the host wehrlite.  This observation is thought to be primarily a function of silicate geochemistry since Ni, Zn, Co, Mn and Mg are all concentrated in olivine, a mineral species that is distinctly lacking in massive clinopyroxenite dikes.  The mineralized dike from 62.8 to 64.4 feet contains approximately 6% magnetite and contained 10,590 ppb Pt and 565 ppb Pd.  Comparison of this interval with sample 468829 from Channel 1 containing 10,872 ppb Pt + Pd indicate that these values are hosted by the same pyroxenite - magnetite vein swarm.  Pt:Pd ratios in hole UB01-1 range up to 20:1 in mineralized areas consistent with samples collected during surface sampling.  A distinctive coarse grain magmatic(?) breccia unit which is compositionally indistinguishable from wehrlite is present in two intervals of UB01-1 but does not appear to be related to or associated with PGE mineralization.. Serpentinized and highly magnetic fault zones were noted at several intervals in hole UB01-01 however these structures do not appear to be associated with PGE mineralization.

UB01-2: This hole was designed to test for either flat-lying or west-dipping mineralization in the North zone. Examination of raw geochemistry, drill logs and multi-element graphs reveal that mineralization is east-dipping and that surface outcrops of PGE mineralization in Channel 1 were intercepted between 164.4 and 166.5 feet (Table 15). Three distinctive rock types occur in hole UB01-2:

1)

Fine grain foliated wehrlite with 55-80% olivine and 20-45% clinopyroxene.

2)

Pyroxenite to olivine pyroxenite with 60-90% clinopyroxene and 10-40% olivine.

3)

Clinopyroxenite + magnetite veins up to 2.1 feet wide.

Units 1 and 2 have similar geochemistry but are mineralogically slightly different with the olivine pyroxenite containing slightly less chromite.  The hole contains elevated Ni (to 1467 ppm), Cr (to 512 ppm), Fe (to + 10%) and Mg (to +10%).  A thick clinopyroxenite vein was encountered between 164.4 and 166.5 feet.  This interval contains anomalous amounts of Pt (to 557 ppb), no significant Pd (to 28 ppb) and has a Pt:Pd ratio of approximately 20:1.

UB03-01:  Rock types observed include wehrlite, olivine clinopyroxenite, Px/Wh and clinopyroxenite. In UB03-01, magnetite is found only in small widely spaced veins.  Often magnetite is associated with chlorite and together they can appear almost bluish.  It is thought that the mix of fine magnetite veins and chlorite is a late stage event.  Chlorite-magnetite veins do not contain the elevated Pt or Pd grades seen in other types of magnetite. Diopside veins often cut the major rock-types.  These veins can be so numerous that they constitute large percentages of a given sample.  Diopside veins commonly have sharp contacts with the rocks they intrude.  UB03-01 did not intercept significant PGE values however the bottom half of the hole did encounter elevated As, Bi and S values in conjunction with Pt and Pd values normally less than

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 detection limits.  The highest value is a 4-foot interval of wehrlite at 192-196 feet that contained 265 pbb Pt and no appreciable Pd.  The Pt was probably sourced from two stringer veins of magnetite noted near the top of the sample interval.

UB03-02: Rock types observed include wehrlite, Px/Wh and clinopyroxenite.  Clinopyroxenite observed in UB03-02 varies from fine grained to coarse grained.  Pervasive serpentinization locally creates fine grained black rock.  In this hole magnetite is only found in veins that are commonly associated with chlorite.  Because of some low angle to core axis intercepts with magnetite veins, the content can be very high in a given sample (up to 10% of a sample).   Diopside veins are common with variable grain size and morphology (cookie dough texture).  The interval from 99.4 to 101.4 feet intersected 1,300 ppb Pt and 19 pbb Pd.  This intercept did not contain any discernable magnetite but did contain one 2 centimeter wide diopside vein. As in hole UB03-03, this hole intersected anomalous As and Sb in the bottom half of the core.  In contrast to UB03-01, UB03-02 encountered consistently anomalous Bi in the upper half of the hole where PGE grades were the highest.

As might be expected, there is a strong rock type and PGE correlation in the first 250 feet of holes UB03-01 and UB03-02 (Plate 3).  Clinopyroxene content increases below 250 feet while wehrlite content decreases.  The last 40 feet of hole UB03-02 intercepted a massive wehrlite unit that is not found at that same level in UB03-01.  Although PGEs in these two holes are elevated in the top half of each hole, there is no obvious higher grade interval in hole UB03-01 that correlates with the 1,300 ppb Pt interval encountered in UB03-02.  Furthermore, check assays of the 1,300 ppb Pt interval returned only 55 ppb Pt, casting some doubt on the reliability of the original assay.

UB03-03: Easting: Rock types observed include wehrlite, Px/Wh and clinopyroxenite. UB03-03 did not encounter significant magnetite concentrations except for small bluish mixtures of magnetite and chlorite.  There are two intervals where disseminated magnetite is seen in diopside veins that have an alteration halo of chlorite.  There are no appreciable grade Pt or Pd intervals in UB03-03.

UB03-04: Rock types observed include wehrlite, Px/Wh and clinopyroxenite. Coarse diopside crystals occur with mixed clinopyroxenite and wehrlite near the bottom of this hole.  The majority of the magnetite found in this hole is in or very near the mixed clinopyroxenite and wehrlite units.  Magnetite is found in discrete veins associated with chlorite.  There are no appreciable grade Pt or Pd intervals in hole UB03-04.

Correlation is good between rock types in holes UB03-03 and UB03-04 with the upper 200 feet of each hole consisting primarily of massive wehrlite and the bottom 100 feet of each hole containing mixed wehrlite and clinopyroxenite.

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UB03-05: Rock types observed include wehrlite, Px/Wh and clinopyroxenite. Magnetite is more common in the second half of the hole and is often found associated with areas with abundant serpentine. These magnetite veins are often found associated with chlorite or late stage serpentine.  Despite the high quantity of magnetite veins there is no significant Pt or Pd grade in UB03-05.  The drillers reported numerous "clay" seams toward the end of the hole just prior to becoming stuck in the hole.  The hole was abandoned at 280 feet in this "clay" rich zone which is suspected to be serpentinite.

UB03-06: Rock types observed include wehrlite, Px/Wh and clinopyroxenite. The bulk of the magnetite is found within the wehrlite or the mixed Px/Wh units.  Coarse grained clinopyroxenite found in the second half of this hole is very hard and dense.  The interval from 382.7 to 386 feet intersected 1005 ppb Pt followed by 490 ppb Pt from 386 to 389.7 feet.  Both of these samples contain small magnetite veins approximately 1 mm wide.  Check assays of these intervals returned 1,455 and 429 ppb Pt, respectively.

The upper 50 feet of holes UB03-05 and UB03-06 correlate well with respect to lithologies.  After that point neither the lithologies nor the PGE contents correlate well.  UB03-05 was lost short of its target depth and the elevated Pt grades found near the bottom in UB03-06 can not be correlated with intervals in hole UB03-05.

UB03-07: Rock types observed include wehrlite, Px/Wh and clinopyroxenite. Magnetite occurs as blebs or veins in the wehrlite rich rocks.  Blebs are small with sharp contacts against late stage serpentine.  Magnetite veins are normally less than 1 centimeter in width and are associated with chlorite or serpentine.  Diopside veins are conspicuous by their near-absence in this hole. Phlogopite is associated with late-stage serpentine and magnetite and is easily recognized in multi-element histograms.  Hornblende is observed at the 127.8-130.5 level.  The mixed pyroxenite and wehrlite interval at 122 to 124 feet averaged 851 ppb Pt.  This sample interval contained no discernable magnetite.  Check assays of this interval returned only 25 ppb Pt.

UB03-08: Rock types observed include wehrlite, Px/Wh and clinopyroxenite. Most of the pyroxenite samples lack alteration and contain little magnetite.  Magnetite is found mainly in the serpentinized wehrlite units as small-bluish veins associated with chlorite.  Diopside veins are common in serpentinized wehrlite in the first one third of hole UB03-08.  There are no appreciable grade Pt or Pd intervals in hole UB03-08.

North Zone Conclusions: based on the results of the eight drill holes completed at North zone in 2003 the following conclusions are warranted:

1.

Although 2001 drilling suggested continuity of PGE-bearing magnetite with depth, additional drilling suggests PGE mineralization in the North zone is discontinuous and unpredictable.

2.

High grade intercepts do not exhibit megascopic characteristics that separate them from non mineralized intercepts.

3.

The northern holes at the North zone exhibit reasonably consistent lithologic changes down-hole.  Holes UB01-01, UB01-02 and UB03-01 through UB03-06 all collar in wehrlite and are dominated by this lithology, with minor intervals of clinopyroxenite and

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 mixed wehrlite clinopyroxenite to a depth of about 250 feet. Below this level, lithologies are primarily clinopyroxenite and mixed wehrlite clinopyroxenite with minor wehrlite.

4.

With one exception (1,005 ppb at 382.7-386 feet in hole UB03-06) significant Pt intercepts occur in the wehrlite-rich rocks.

5.

There does not appear to be any correlation between PGE grades and the intensity of late diopside veins or diopside replacement alteration.

6.

The presence of the clinopyroxenite below the mixed wehrlite clinopyroxenite and clinopyroxenite veins of the North zone indicates that the coarse grained clinopyroxenite may be the most altered of the rock type encountered in drilling.

7.

A majority of the North zone drill core has Pt values that are below detection limit.  Background concentrations of Pt in the ultramafic rocks of the complex range from 5-35 ppb Pt.  The lack of Pt combined with the replacement textures in both core and outcrop implies that there has been Pt depletion in the North zone and that the PGE have been remobilized to a peripheral area of the system.

8.

High grade Pt intercepts in the North zone may be either remnants of original mineralization or the start of precipitation of the remobilized PGE.  In support of the second hypothesis there is a crude 315o trend in drill holes with Pt values increasing from southeast to northwest.  This trend is not perfectly linear and there appears to be offset between the first 6 North zone holes and holes UB03-07 and UB03-08, possibly along an east-west trending structure separating the two.

9.

The southern two holes (UB03-07 and UB03-08) do not follow the same lithologic correlations as the northern six holes.  Although wehrlite is present in the tops of holes UB03-07 and UB03-08, clinopyroxenite and mixed Px/Wh dominate the bottom half of each hole.  The significant Pt intercept in hole UB03-07 (851 ppb, 122-124 feet) occurs near a contact between mixed Px/Wh and wehrlite.  The lithologic differences between the upper and lower holes at the North zone supports the hypothesis of an east-west structural break between the two areas.

10.

If further drilling in the North zone is conducted then it should be located further north and west of the present collar locations.  New holes should be drilled to the north from the northwestern extension of the ridge, as well as from the valley below.

Jaguar Zone Drill Hole Summaries: Initial drilling at Jaguar was completed in 2003. The following are significant observations from logging and geochemistry from each of the drill holes in the Jaguar zone. A summary of significant geochemistry from the 2003 drilling is presented in Table 16.

Table 16: Significant Jaguar zone drill hole intercepts from 2003 Union Bay drilling

Drill Hole #	From_ft	To_ft	Interval_ft	Pt_ppb	Pd_ppb
UB0309	71.7	75	3.3	411	10
UB0309	86	90.3	4.3	322	4
UB0309	288	291.7	3.7	133	1
UB0310	104	107.8	3.8	803	15
UB0311	124	127.3	3.3	104	1
UB0311	310	313.7	3.7	365	14
UB0311	322	327	5	165	7
UB0311	379.7	383	3.3	131	3
UB0311	383	387	4	307	4

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UB0311	405.9	409.7	3.8	7010	143
UB0311	409.7	413.4	3.7	111	3
UB0311	442	446.4	4.4	934	10
UB0311	487.5	492	4.5	121	7
UB0311	542	545	3	115	1

UB03-09 : Rock types observed include wehrlite and Px/Wh.  The wehrlite samples in this hole contain virtually no serpentine alteration.  Diopside veins are rare in this hole and pyroxenite is completely absent.  Magnetite is found in both rock-types in small bluish veins that are chlorite rich similar to those in the North Zone.  At 184 to 187.3 feet a large pyroxenite vein has a magnetite vein over 10 centimeters thick associated with it.  Phlogopite and magnetite blebs occur at 379.1 to 383 feet down-hole.  PGE grades in this hole are relatively low however more consistent elevated Pt and Pd grades occur in the lower 150 feet of the hole.  These elevated PGE values are not correlative with lithologic variations or with magnetite veins.

UB03-10: Rock types observed include wehrlite, Px/Wh and pyroxenite. Pyroxenite is the dominant lithology observed in hole UB03-10.  Pyroxenite is bluish gray in color and extremely difficult to cut with the core saw.  There is very little magnetite or diopside veining in hole UB03-10.  The interval from 104 to 107.8 feet returned 803 ppb Pt in an area with no discernable magnetite.  Check assays of this interval returned 1,100 ppb Pt.

UB03-11: Rock types observed include wehrlite, Px/Wh and pyroxenite. Phlogopite is found mainly in small lenses or veins.  Magnetite commonly occurs in wehrlite and mixed Px/Wh lithologies except near the hole collar where magnetite is hosted in pyroxenite.  At 259.7 to 263.7 feet there is a large vein of diopside containing magnetite with no significant PGEs.  At 310 to 313.7 feet a similar magnetite-bearing diopside vein returned 365 ppb Pt.  There were ten intercepts of over 100 ppb Pt in hole UB03-11 with four over 300 ppb.  The interval from 405.9 to 409.7 feet returned 7,010 ppb Pt (the check assay returned 9,450 ppb Pt) however, there was no discernable magnetite in this sample interval.  The interval from 442 to 446.4 feet returned 934 ppb Pt also with no associated magnetite.  The check assay from this interval returned only 61 ppb Pt.

Jaguar Conclusions:  Based on the results of the three drill holes completed at Jaguar zone in 2003 the following conclusions are warranted:

1.

Drilling in the Jaguar zone identified the contact between mixed wehrlite - clinopyroxenite and more massive clinopyroxenite and PGE mineralization appears to be associated with this contact.

2.

Mixed Px/Wh zones appear to be the most favorable host for PGE mineralization.

3.

Lithologic patterns seen in holes UB03-09, UB03-10, and UB03-11 suggest that pyroxenite dominated rocks on the east grade into wehrlite and mixed Px/Wh lithologies to the west and at increasing depth.

4.

Pyroxenite intercepted near the bottom of hole UB03-11 is located north of the trace of hole UB03-09 and suggests the contact between mixed Px/Wh and clinopyroxenite is sub-parallel to the drill plane.

5.

Based on the geometry of the drill holes the contact between clinopyroxenite and wehrlite is sub-vertical while the contact between wehrlite and mixed Px/Wh appears to be

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 dipping to the west and possibly pinching out to the east where it intersects hole UB03-10 at about 290 to 310 feet down hole.

6.

Significant PGE intercepts occur in all three holes with the most persistent PGE anomalies occurring in hole UB03-11 from 200 to 602 feet (TD).

7.

Extensive phlogopite - magnetite - diopside alteration observed in hole UB0309 (180 to 390 feet down hole) did not return significant PGE values suggesting this alteration style is not a reliable guide to elevated PGE mineralization.

8.

The extremely low PGE values in pyroxenites and to a lesser degree in wehrlites could imply that the PGEs have been scavenged from these rocks.  If the same PGE remobilization front that is hypothesized for the North zone also affected the Jaguar zone, then future drilling should be concentrated to the northwest of 2003 drill collars.

Mt. Burnett Drill Hole Summaries: Initial drilling at Mt. Burnett was completed in 2001. One vertical hole (UB01-03) and one north directed angle hole (UB01-04) were completed from the same drill pad to test what subsequent work has shown to be the Mt. Burnett South zone near the collar and the Mt. Burnett North zone in the bottom of hole UB01-04.  The following are significant observations from logging and geochemistry from each of the drill holes in the Mt. Burnett zone. A summary of significant geochemistry from the 2003 drilling is presented in Table 17.

Table 17: Significant Mt. Burnett zone drill hole intercepts from 2001 Union Bay drilling

Drill Hole #	From_ft	To_ft	Interval_ft	Pt_ppb	Pd_ppb
UB01-3	2	3.5	1.5	134	102
UB01-3	3.5	5	1.5	149	224
UB01-3	5	7	2	175	182
UB01-3	7	8.5	1.5	200	29
UB01-3	8.5	11	2.5	186	55
UB01-3	11	12.5	1.5	156	162
UB01-3	48	49.5	1.5	113	190
UB01-3	49.5	51	1.5	173	285
UB01-3	55.5	57	1.5	78	156
UB01-3	201.5	203	1.5	137	157
UB01-3	203	204.3	1.3	138	156
UB01-3	204.3	205.5	1.2	53	61
UB01-3	205.5	206.2	0.7	75	83
UB01-3	206.2	207.8	1.6	87	132
UB01-4	3	4.5	1.5	75	167
UB01-4	4.5	6	1.5	178	388
UB01-4	6	8	2	221	390
UB01-4	8	10	2	215	362
UB01-4	10	11.5	1.5	236	393
UB01-4	11.5	13	1.5	108	171
UB01-4	13	14.5	1.5	63	117
UB01-4	14.5	16	1.5	87	150
UB01-4	20	21.5	1.5	113	231
UB01-4	21.5	23	1.5	35	83
UB01-4	23	24.5	1.5	61	116

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UB01-4	24.5	26	1.5	105	165
UB01-4	26	27.5	1.5	90	147
UB01-4	39.5	41	1.5	69	151
UB01-4	41	42.5	1.5	73	147
UB01-4	42.5	44	1.5	52	128
UB01-4	44	45.2	1.2	28	48
UB01-4	45.2	47	1.8	53	117
UB01-4	47	48.7	1.7	70	105
UB01-4	48.7	50	1.3	52	129
UB01-4	93	94	1	1007	155
UB01-4	94	95.5	1.5	92	37
UB01-4	95.5	97	1.5	310	37
UB01-4	135.5	136.3	0.8	281	271

UB01-3: Drill hole UB01-3 was collared in outcrops of hornblende pyroxenite cut by large irregular veins and pods of magnetite (UB2 horizon) which can be traced for several hundred feet to the east of the drill collar. Examination of raw geochemistry, drill logs and multi-element graphs reveal that PGE mineralization is south to southeast dipping and hosted within magnetite-rich stratigraphy in the top 60 feet of the hole (Table 17). Three distinctive rock types occur in hole UB01-3:

1)

From 0 to 64.5 feet the rock is composed of highly magnetic hornblende pyroxenite with 55-85% clinopyroxene, 10-45% hornblende and 5-10% magnetite veins and pods.

2)

From 64.5 to 209.3 feet there is highly magnetic hornblende pyroxenite with 30-60% clinopyroxene, 5-30% hornblende and 25-30% disseminated magnetite interstitial to the diopside crystals.

3)

From 209.3 to 248 feet the hornblende pyroxenite has 45-95% clinopyroxene, 5-35% hornblende, 0-20% magnetite with up to 10% white mica (phlogopite?).

Unit 1 contains significantly higher Pt and Pd values than the following units and are separated from them by a thick clinopyroxenite dike.  This unit hosts two distinct anomalous PGE areas within magnetite veins. The first area from 2 to 14 feet contains slightly more Pt (avg. 153 ppb) than Pd (avg. 126 ppb).  This zone is associated with increased Cr (to 661 ppm) and Fe (to +10%).  The second anomalous area is from 48 to 51 feet and contains less Pt (avg. 143 ppb) than Pd (avg. 238 ppb).  Pt:Pd ratios vary up to 6.9:1 but average less than 1:1.  These ratios are in stark contrast to the Pt-enriched ratios observed at North zone and Jaguar.

The unit extending from 64.5 to 209.3 feet contains significantly less Pt and Pd. It contains large amounts of disseminated magnetite (up to 45%) within clinopyroxenite and hornblende pyroxenite interstitial to diopside crystals.  This interval does not contain significant PGE mineralization although Pt:Pd ratios and associated element geochemistry generally similar to the unit extending from collar to 64.5 feet.

A third anomalous PGE zone begins at approximately 200 feet and extends to approximately 220 feet.  This interval averages  Pt (avg. 79 ppb) and Pd (avg. 85 ppb).  Below this anomalous zone, rock geochemistry changes radically with the interval from 209.3 to 248 containing strongly elevated levels of Cr and Mg and depleted Fe, V and Ti.  This lithology is

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 correlated with surface exposures of the Sandy fault which physically separates the Mt. Burnett North and South zones.  Pt:Pd ratios vary up to 5:1 and show a modest but steady increase down hole beginning at 182.5 feet.  Hole UB01-03 did not penetrate far enough to reach the down-dip projection of the UB1 horizon, a mixed pyroxenite - wehrlite package identical to that seen at the adjacent Chevelle and Continental zones.

UB01-4: Drill hole UB01-4 was collared at the same location as UB01-3 but angled to the north to intercept the UB2 horizon (hornblende rich), Sandy fault and UB1 horizons (Px-Wh rich). Examination of raw geochemistry, drill logs and multi-element graphs reveal that PGE mineralization correlates well with surface mapping and sampling in the area. Four distinctive rock types occur in hole UB01-4:

1)

From 0 to 98.3 feet the rock is composed of highly magnetic hornblende pyroxenite with 55-85% clinopyroxene, 5-30% hornblende and 10-35% disseminated and vein type magnetite.

2)

From 98.3 to 228.6 feet there is weakly magnetic mica bearing hornblende pyroxenite with 65-90% clinopyroxene, 5-50% hornblende, 2-10% mica and 2-10% magnetite.

3)

From 228.6 to 284.6 feet there is highly magnetic hornblende pyroxenite with 40-65% clinopyroxene, 20-30% hornblende and 10-30% magnetite in veins and pods.

4)

From 284.6 to 405 feet there is an alternating mixture of wehrlite and pyroxenite similar to that seen in surface outcrops at Continental and Chevelle.

The upper-most mappable unit contains higher Pt and Pd values than the rest of the hole and correlates with the highly magnetic UB2 horizon encountered in hole UB01-3.  It contains two anomalous PGE zones within magnetite veins.  The first zone is located from 3 to 13 feet.  It contains comparatively less Pt (avg. 172 ppb) than Pd (avg. 312 ppb).  The second zone is from 93 to 97 feet and contains significantly more Pt (avg. 470 ppb) than Pd (avg. 76 ppb).  Pt:Pd ratios in this interval average less than 1:1 and are similar to the upper portion of hole UB01-3.

The second unit corresponds to the Sandy fault identified on the surface and contains white to yellow phlogopitic micas throughout.  This rock type is elevated in K and Mg relative to the upper portion of the hole. Pt:Pd ratios are highly variable, ranging up to 24:1 but consistently average more than 2:1.

From 228.6 to 284.6 feet corresponds to the highly magnetic horizon identified within the Sandy fault in surface sampling.  This interval also contains a gold enriched zone from 270.2 to 274.6 feet with an average Au value of 54 ppb and exhibits elevated Cu values (to 412 ppm). A biotite rich zone occurs from 251.1 to 264.8 feet and contains elevated Al, Na, K, Li, Ca, Sr and Sc values.  The biotite rich zone has different geochemistry from the overlying phlogopite zone but the relationship between the two zones is unclear.  Pt:Pd ratios are consistently less than 1:1.

From 284.6 to 405 feet the core is composed of alternating pyroxenite and wehrlite corresponding to surface exposures observed north of the Sandy fault in the Mt Burnett North prospect.  The geochemical signature of this unit varies considerably because of the intrusion of late(?) olivine rich wehrlite into clinopyroxenite. As was seen in the North zone, olivine rich wehrlite contains elevated Ni, Cr, Fe and Mg while pyroxenite units are enriched in elements such as Ca, Sr and Ti. Pt and Pd values in this unit are generally low while Pt:Pd ratios range up 21:1 and are highly variable but elevated relative to the more Pd-enriched Sandy fault and UB2 horizons.

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Mt. Burnett Conclusions:  Based on the results of the two drill holes completed at Mt. Burnett in 2001 the following conclusions are warranted:

1.

Three distinctive rock units were observed in drilling that correlate well with surface mapped rock type: 1) UB1 horizon is a mixed Px-Wh rock unit containing elevated Pt:Pd ratios and lacking significant hornblende; 2) Sandy fault is a granular-weathering fault zone containing elevated phlogopite and biotite micas along with dismembered blocks of PGE-bearing magnetite, and; 3) UB2 horizon hosted by magnetite-rich hornblende pyroxenite with abundant massive to disseminated magnetite and Pt:Pd ratios near parity.

2.

The UB1 horizon at Mt. Burnett is correlative with PGE-enriched magnetite-bearing Px-Wh rock discovered at Chevelle and Continental in 2003.

3.

Extensive phlogopite - magnetite alteration observed in hole UB01-03 did not return significant PGE values suggesting this alteration style is not a reliable guide to elevated PGE mineralization.

4.

Massive magnetite pods and veins intercepted in U01-03 do not contain significant PGE mineralization, an observation supported my more extensive surface saw channel sampling completed in 2003.

SAMPLING METHOD AND APPROACH

Following discovery of elevated PGE values in magnetite-bearing rocks on 2000, subsequent reconnaissance grab rock sampling was conducted with emphasis on magnetite bearing rocks.  More reliable sampling was initiated in 2001 with hand-held saw channel sampling in 4 channels at the North zone and expanded to the Jaguar, Mt. Burnett and Continental zones in 2003 (Table 1).  These channels were sampled at intervals varying between 30 and 100 centimeters.  In 2001 pan concentrate samples were collected from the six major north-south creeks crossing the property as well as from Cannery Creek and Auger soil samples were taken in the flat area north of the North Zone to evaluate the placer potential of the area.  A test shovel soil grid was completed the Jaguar zone in 2001 and a second was placed over the Lexus zone in 2003.  The North, Jaguar and Mt Burnett targets were diamond drilled in 2001 and 2003.  Limited zoning samples collected at Continental, North and Jaguar zones in 2003 and were spaced at nominal 25 meter centers and were designed to be collected on set coordinates without regard to rock type, alteration or other geologic parameters.  These samples were collected to test whether PGE depletion haloes exist on these prospects.

Sample description data for all rock samples were collected in field and then transferred to the camp computer on a regular basis.  GPS coordinates were taken at each site and downloaded to the project computer for inclusion in GIS databases.  All field data was then summarized and included in the existing project databases.   Except for the zoning samples, all rock samples were accompanied by a lithology sample that was retained for reference purposes.

Channel sampling was conducted at the North zone in 2001 and at the Jaguar, Mt. Burnett and Continental zones in 2003.  Channels were cut using a 14 inch Partner rock saw powered by a portable gasoline engine and supplied with water from surrounding ponds and

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 creeks.  Channels were cut in two parallel cuts spaced about 10 cm apart.  Individual samples were then selected and cross-cuts at right angles were made at sample boundaries to insure precise extraction of individual samples.  Standard sample width was 1 meter but varied according to outcrop geometry and geologic parameters.  Saw channel samples were then bagged and treated in the same manner as rock and core samples.  The start and finish of each channel line was marked with GPS points while sample widths were measured directly using a metric tape measure to insure accurate sample width information for inclusion in geochemical and GIS databases.

Core samples were selected using geological parameters derived from detailed core logging done on-site.  Once core logging was completed and sample intervals marked for cutting, digital photos were taken of each box of core and saved in a digital library for future reference purposes.  Core was then cut using a gasoline powered 14 inch rock saw located near the core logging facility.  Pertinent details were then input into the project database.

Stream sediment samples were collected in the South Mt. area in 2003 and consisted of 500 gram samples collected from the high energy environment of individual streams.  The extreme gradient of the South Mt. streams and the high rainfall rate in this part of Alaska made collection of samples difficult due to repeated flushing of the drainages.  Sample material was stored in water-tight Ziploc bags which were in turn enclosed in a canvas outer bag to prevent seepage and spillage during shipment.  All sample sites were tied to hand-held GPS coordinates and included in the project database.

All soil samples collected in 2001 and 2003 were taken with shovels at top of bedrock.  Thin soils cover most of the uplands in the project area however, discontinuous glacial outwash and morainal deposits occur at lower elevations on the project making consistent collection of samples at the bedrock interface critical to reliable geochemical results. Approximately 500 grams of soil was collected at each sample site and stored in water-tight Ziploc bags which were in turn enclosed in a canvas outer bag to prevent seepage and spillage during shipment.  All sample sites were tied to hand-held GPS coordinates and included in the project database.

SAMPLE PREPARATION, ANALYSES AND SECURITY

All rock samples collected during the 2000 and 2001 field programs were marked in the field using hand-held GPS units.  Sample location data and field notes were entered into an on-site computer on a regular basis and copied to CD for archival and back-up security purposes.  Each grab rock sample collected for geochemical analysis was accompanied by a separate hand sample retained by Avalon for reference purposes.  In 2001 samples destined for geochemical analysis were placed in double nylon shipping sacks and sent via Alaska Airlines air freight to Fairbanks.  Avalon Development's expediter collected the samples at Alaska Airlines and once Avalon Development inspected the sample shipping containers and the samples within the containers, all samples were picked up at Avalon's secured warehouse by representatives of Bondar-Clegg Ltd. of Fairbanks.  Samples were then crushed at Bondar Clegg's Fairbanks preparation facility to 80% passing 10 mesh and then pulverized to +95% passing -150 mesh. Sample rejects were retained in Fairbanks and returned to Avalon Development.  Sample pulps were shipped by Bondar Clegg via air freight to their main analytical facility in North Vancouver, British Colombia.  All samples were analyzed for Pt + Pd + Au by 30 gram lead

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 collection fire assay techniques with an inductively coupled plasma (ICP) finish.  In addition, each sample was analyzed for a suite of 36 trace elements using a two acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Pulps were retained by Bondar Clegg until year end at which point they were shipped via air freight to Fairbanks.  The pulps and rejects are stored in Avalon Development's secured warehouse in Fairbanks.

All sample preparation and geochemical analyses conducted for the Union Bay project in 2003 were completed by ALS Chemex in Vancouver, British Columbia.  Each reconnaissance rock sample collected for geochemical analysis was accompanied by a separate hand sample retained by Avalon for reference purposes.  One-half of the diamond drill core was retained for future use while the other half was shipped for analysis.

The entirety of each rock, channel and core sample collected  2003 was crushed to 70% passing 2 millimeter (10 mesh) and a 250 gram split was taken and pulverized to +85% passing 75 microns (200 mesh).  All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish.  In addition, each sample was analyzed for a suite of 27 trace elements using a four acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Fire assay and ICP processes were adjusted by ALS Chemex to account for the high concentrations of iron, magnesium, and chromium associated with ultramafic rocks.  Pulps and rejects were retained in Vancouver during the field season and will be returned to Pacific North West Capital's Vancouver warehouse for permanent storage at the end of the year.

The entirety of each stream sediment and soil sample was dried, sieved through a 180 micron (80 mesh) screen and pulverized to +85% passing 75 microns (200 mesh).  All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish.  In addition each sample was analyzed for a suite of 27 trace elements using a four acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Pulps and +180 micron fraction were retained in Vancouver and will be returned to Pacific North West Capital's Vancouver warehouse for permanent storage at the end of the year.

All geochemical data completed in 2001 and 2003 were transmitted electronically by Bondar Clegg and ALS Chemex to Avalon's Fairbanks office for verification and archiving.  Hard copies of each analytical certificate were delivered to Avalon with invoices.  At year-end in 2003 portable document file (pdf) digital data was sent to Avalon for permanent digital storage of each certificate issued to the Union Bay project in 2003.  Avalon's digital data are backed up on a weekly basis with archived tape back ups stored off-site in a fire-proof safe.

DATA VERIFICATION

A total of 60 sample blanks were inserted into the geochemistry stream in 2001.  All blanks were composed of Browns Hill Quarry basalt from the Fairbanks Mining District, Alaska and were inserted on a 1 for 25 basis into the sample sequence. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis.  Analyses performed by Bondar-Clegg on the 2001 blanks from the Union Bay project indicate no unusual or spurious sample results.  No reliable standards for PGE

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 mineralization were available during 2001.  To verify the analysis results from Bondar Clegg, the pulps from 50 grab rock samples were submitted to ALS Chemex for check assay.  The samples sent to ALS Chemex returned similar Pt, Pd and Au values therefore the analytical results from Bondar Clegg are thought to be both precise and accurate.

A total of 127 sample blanks composed of Browns Hill Quarry basalt from the Fairbanks Mining District, Alaska were inserted on a 1 for 25 basis into the sample sequence during all phases of the 2003 program. Analyses performed in 2003 by ALS Chemex on blanks from the Union Bay project indicate no unusual or spurious sample results.

Prior to the beginning of the 2003 field season, Avalon Development contracted with the University of Alaska's Mineral Industry Research Laboratory (MIRL) to create two standard samples from existing rock and drill core material from the Union Bay project.  One standard was set at 2.5 grams of Pt per metric tonne while the second was set at 0.5 grams of Pt per metric tonne.  Avalon provided the rock material and labor while Dr. Ted Wilson of MIRL provided the equipment, training and oversight of the standard preparation.  Crushing, grinding and sieving equipment provided were new.

Rock material used to make the standards was already in reject form and was derived from samples collected from the Union Bay project in 2001.  Prior to pulverizing the ring mill container was scoured with unmineralized quartz sand and then thoroughly cleaned, including removal of the O-ring seal.  Four hundred grams of dry pulped ore was then placed in the ring mill and pulverized for 7 minutes. To reduce higher grade PGE contamination, the lower-grade standard was prepared first.  The process was repeated for the higher grade standard.  Once each bulk standard was created, the sample was roll-homogenized and 9 separate samples collected from each of the two standards for round-robin assay work at ALS Chemex and SGS - Xral.  Both labs were instructed as to analytical techniques required, which were the same as those used throughout the 2003 season (see above).  The results of the blind check assays are presented in Table 18.

Initial analytical results from the sample standard testing indicated good accuracy and repeatability within the labs at ALS Chemex and SGS Xral.  Values returned from the labs for the higher standard (2.5 gpt Pt) ranged from 2,240 to 2,830 and averaged 2,488 ppb Pt.  Values returned from the labs for the lower standard (0.5 gpt Pt) ranged from 419 to 743 and averaged 517 ppb Pt.  Except for gold and silver values, Chemex values are consistently but not significantly higher that those coming from Xral.  All standards were analyzed by the same methods currently used for project samples analyzed in 2003 (Au, Pt, Pt by lead collection fire assay with multi-element data by ICP using 4 acid digestion).

Table 17: Comparison of blind standard sample assays for the 2003 Union Bay standards.

Standard	Standard Pt_ppb	Lab	Pt_ppb	Pd_ppb	Cr_ppm	Cu_ppm	Fe_perc	Mg_perc	Ni_ppm
493972	500	Chemex	743	164	10000	24	15.8	13.95	610
493973	500	Chemex	516	154	10000	25	15.65	13.6	618
493976	500	Chemex	509	150	10000	35	15.55	13.7	599
493977	500	Xral	472	132	3510	24.7	14.04	13.83	491
493979	500	Xral	419	132	4100	23.4	13.74	13.34	486

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493982	500	Xral	438	132	3670	23.9	14	13.8	493
DUP493977	500	Xral	527	143	3330	23.7	14.07	13.9	496
493971	2500	Chemex	2810	570	7920	14	13.7	15	625
493974	2500	Chemex	2340	530	8190	51	13.9	15	639
493975	2500	Chemex	2300	525	8030	30	13.65	15	619
493978	2500	Xral	2240	509	3760	14.6	11.32	15	501
493980	2500	Xral	2410	519	3950	14.7	11.73	15	501
493981	2500	Xral	2830	510	3970	15	11.58	15	504

A total of 33 selected grab rock samples from the 2003 reconnaissance rock sampling were re-submitted to ALS Chemex for duplicate Pt, Pd and Au fire assay analyses.  While blanks submitted at the time of original assay suggest nothing abnormal about the results, significant values were re-assayed as a matter of internal quality assurance/quality control.  Table 19 is a summary of the samples re-submitted from the 2003 reconnaissance sampling program.

Table 19 Comparison of Pt and Pd rerun values from rock samples submitted for check assay

Pt Reruns	% Change	Pd Reruns	% Change
Average	1.7%	Average	1.3%
Maximum	78.7%	Maximum	77.2%
Minimum	-44.7%	Minimum	-33.0%
Stand Dev	23.0	Stand Dev	20.0

Examination of the check assays conducted by ALS Chemex indicate that rerun rock samples returned consistently higher values for both Pt and Pd.  In addition, the standard deviation for the samples rerun were extremely high at 23 for Pt and 20 for Pd. The ranges above and below the mean were asymmetrical for both Pt and Pd with the range above the mean for Pt being nearly double the range below the mean while the range above the mean for Pd was over twice that of the range below the mean.  Closer examination of the actual data (Appendix 2) indicates that sample 394503, a magnetite vein from the Continental zone, had the single largest standard deviation in rerun samples (78 for Pt, 77 for Pd).  Eliminating this one sample also eliminates the asymmetry in the ranges seen but does not radically change the standard deviation between original and rerun samples.  There is no coherent or consistent pattern that explains where the differences occur between original and rerun samples.  Some of the smallest percentage changes were seen in the highest grade Pt and Pd samples while mid-range Pt and Pd values (500-1,000 ppb) produced the largest percentage changes.  In conclusion, ALS Chemex analytical techniques for resubmitted rock samples appear to be accurate (mean of the percentage change is relatively small) but not precise (the standard deviations of the percentage change are widely variant).  Additional research into sample variability is planned for 2004.

A total of 55 selected samples from the 2003 channel sampling were re-submitted to ALS Chemex for duplicate Pt, Pd and Au fire assay analyses.  While blanks submitted at the time of original assay suggest nothing abnormal about the results, significant values were re-assayed as a matter of internal quality assurance/quality control.  Table 19 is a summary of the samples re-submitted from the 2003 channel sampling program.

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Table 19 Comparison of Pt and Pd rerun values from channel

samples submitted for check assay

Pt Reruns	% Change	Pd Reruns	% Change
Average	-8.0%	Average	-5.9%
Maximum	41.2%	Maximum	33.3%
Minimum	-150.0%	Minimum	-90.0%
Stand Dev	34.2	Stand Dev	20.0

Examination of the check assays conducted by ALS Chemex indicate that rerun channel samples returned slightly lower average values for both Pt and Pd.  The average percentage change was -8% for Pt and -6% for Pd.  Standard deviations of the percentage change were substantial at 34 and 20 for Pt and Pd, respectively however, examination of the individual rerun assays results indicates the majority of this variance occurs in samples where Pt and Pd values were near or at the lower detection level where analytical inaccuracies are normally higher. In conclusion, ALS Chemex analytical techniques for resubmitted channel samples appear to be accurate (mean of the percentage change is relatively small) but not precise (the standard deviations of the percentage change are widely variant).  Additional research into sample variability is planned for 2004.

A total of 51 selected core samples from the 2003 drilling at the North and Jaguar zones were re-submitted to ALS Chemex for duplicate Pt, Pd and Au fire assay analyses.  While blanks submitted at the time of original assay suggest nothing abnormal about the results, significant values were re-assayed as a matter of internal quality assurance/quality control.  Table 20 is a summary of the samples re-submitted from the 2003 drilling program.

Table 20: Comparison of Pt and Pd rerun values from drill core samples submitted for check assay.

Pt Reruns	% Change	Pd Reruns	% Change
Average	768.8%	Average	1755.1%
Maximum	360.4%	Maximum	400.0%
Minimum	-97.1%	Minimum	-84.2%
Stand Dev	88.4	Stand Dev	120.6

Evaluation of the results from re-assayed drill core are hampered to some degree by the fact that a fair percentage of samples re-submitted contained less than detection limit values for Pt and/or Pd.  As a consequence, original or rerun samples with values less than detection limit were removed from the dataset prior to statistical analysis.  Unlike rerun rock samples, rerun core samples showed an extremely large average percentage change in values for both Pt (768%) and Pd (1,755%).  In addition, core samples showed an extreme asymmetry about the mean with the range for Pt above the average percentage change nearly 4 times the range below the mean while the range for Pd above the average percentage change was over 4 times the range below the mean.  Standard deviations of the percentage change for Pt (88) and Pd (120) also were extremely large.  In conclusion, ALS Chemex analytical techniques appear to be neither accurate nor precise for drill core samples from the Union Bay project.  Additional research into sample variability is planned for 2004.

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ADJACENT PROPERTIES

The only mineral properties adjacent to the Union Bay claim block are the patented claim block covering the old Union Bay iron oxide deposit, two unpatented federal mining claims covering the same mineralization along the west coast of the project (Jankowski claims) and a patented homestead at the mouth of Cannery Creek (Figure 2).  The iron oxide property, located on the western side of the Union Bay PGE prospect, was drilled by Columbia Iron Mining, a subsidiary of U.S. Steel, in the 1950's.  A portion of the property was patented in the early 1970's and has subsequently been sold to private owners living outside Alaska.  These owners control both the surface and mineral rights covering the patented mining claims.  The patented mining claims cover an area of approximately 322 acres. The unpatented federal lode claims are owned by Benny Jankowski, a local prospector living on the claims.  One grab rock sample was collected on the Jankowski claims in 2001 but no other work has been completed on the Jankowski claims since that time. The Cannery Creek homestead covers the old salmon cannery that once occupied this area and is owned by a Ketchikan resident.

MINERAL PROCESSING AND METALLURGICAL TESTING

Preliminary petrographic analysis by scanning electron microscope (SEM) and electron microprobe (EMP) of a limited number of samples from Union Bay indicate the presence of several PGM and sulfides hosted in stratiform horizons containing up to 14 distinct "events" in a given horizon (CSMA Consultants, 2000; Jedwab, 2001).  PGMs identified include: PtFe alloys, erlichmanite (OsS2), hollingworthite (RhAsS), native Os, Os-Ir alloys, Ir-Pt alloys, Rh-Fe alloys, PtSb, a possible PtIr sulfide, as well as trace pyrite and chalcopyrite (Maas et. al, 1995, J. Jedwab, per. Comm., 2001). Additional EMP and backscatter electron imaging work conducted by Van Treeck and others (2003) indicates PGMs from the North zone contain a PtFe rich composite core (Pt from 64-81%, Fe from 14-18%) which is surrounded by Fe-Mg-Al-Cr spinel.  The cores also have minor amounts of Pd and Cu while the rims of these grains contain neither of these elements.  No other PGM beneficiation or recovery studies have been undertaken at Union Bay.

A limited number of 6 element nickel-sulfide PGE analyses were completed on samples collected in 2000 and 2001 (Table 21). These samples indicate that PGE mineralization at Union Bay is significantly depleted in Ir relative to chondrite normalized Ir values from other Ural Alaska type complexes around the world (Van Treeck, written comm., 2003).  Given that Ir is relatively immobile during hydrothermal alteration processes, the depleted Ir values at Union Bay suggest PGEs were not deposited in a magmatic setting but rather were concentrated during a later hydrothermal event.  An additional 15 six-element PGE analyses from selected 2003 core and rock samples were being analyzed at the time this report was completed.

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Table 21: Six element PGE analyses from the Union Bay project, 2000 and 2001.

Sample #	Os_ppb	Ir_ppb	Ru_ppb	Rh_ppb	Pt_ppb	Pd_ppb	Year
493327	700	233	-50	170	3961	2895	2000
493328	130	68	-50	48	1052	95	2000
493347	220	77	-50	72	4223	1802	2000
493348	140	72	-50	56	3037	412	2000
493349	380	154	-50	160	15910	1397	2000
493351	98	31	-50	29	533	107	2000
493352	44	23	-50	22	454	236	2000
493364	120	61	-50	47	2448	92	2000
493368	12	12	-50	8	19	2	2000
493369	260	112	-50	56	1373	551	2000
493371	160	73	-50	75	5030	284	2000
464966	208	72.6	3	97	10691	661	2001
464967	101	43.7	2	51	4030	310	2001
464971	290	89.8	19	80	2480	1760	2001
464976	134	49.5	4	44	4150	134	2001
464980	26	9.1		10	1170	37	2001
464966D	184	68.5	3	93	10837	673	2001

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

There currently are no mineral resources or mineral reserves on the Union Bay project. Columbia Iron outlined mineral resources at the Union Bay iron deposit on an adjacent property (see Adjacent Properties) that were estimated at 900 million tons grading 18-20% Fe and 2% Ti (Maas and others, 1995). The 900 million ton Union Bay magnetite deposit is thought to be a type 2 magnetite occurrence (see "Geologic Setting").

OTHER RELEVANT DATA AND INFORMATION

The are no other data available to the author that bear directly on the PGE potential of the Union Bay project.

INTERPRETATION AND CONCLUSIONS

The Union Bay project is a platinum group element exploration target hosted in a Ural - Alaska complex that intrude Gravina Belt assemblage rocks of the Alexander Platinum Belt of southern Southeast Alaska.  PGE mineralization was discovered on the 15,000 acre Union Bay project in 2000 with follow-up discoveries and limited drilling in 2001.  Additional discoveries of highly anomalous PGE mineralization occurred in 2003. Platinum group element mineralization at Union Bay appears to be genetically related to late-stage magnetite mineralization hosted in pyroxenite and wehrlite units stretching from the North zone on the

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eastern end of the property to at least the Continental zone on the west, a distance in excess of 6 kilometers.  The highest PGE values are associated with irregular magnetite veins in a mixed pyroxenite - wehrlite unit although elevated PGE values have been encountered in pyroxenite and hornblende pyroxenite.  The PGE mineralization is genetically associated with Al-Cr-Ti spinels which are referred to as magnetite in the field.  Other physical forms of magnetite, ranging from euhedral disseminated magnetite to massive podiform magnetite also occur on the project but normally have considerably lower PGE values.  Mineralized magnetite veins contain Pt:Pd ratios around 10:1 while ratios approach parity in the host rocks immediately adjacent to the veins.  Elevated Cr, Ti and V values often are associated with PGE mineralization and sporadic As, Sb, Bi and Cu are present locally. Cu-enriched PGE mineralization with Pt:Pd ratios closer to parity has been identified in two areas of the property and suggests metal zonation may have occurred during PGE deposition.  Subsequent structural dissection has resulted in juxtaposition of primitive ultramafic units with more evolved mafic - ultramafic units. A significant portion of the property has yet to be explored on a reconnaissance basis and only three of the eight known PGE-enriched zones have received drilling.  The Union Bay property has potential to host significant accumulations of PGE mineralization and warrants additional work.

RECOMMENDATIONS

Based on field, laboratory and literature studies completed to date, the following recommendations for future work are warranted at Union Bay:

1.

Acquire digital elevation model data over the project area to allow construction of accurate topographic and shaded relief maps with contour intervals down to 3 meters. Current USGS DEM data are accurate only to 30 meters, far too coarse for prospect scale work at Continental, Chevelle, North, Jaguar and Cannery Creek zones.  Unless this task can be completed from existing photogrammetric, radar or LIDAR databases, it will require airborne collection of the data prior to commencement of field activities. Depending on the method used to complete this work, the estimated maximum cost of this work is $75,000.

2.

A low level, closely spaced airborne magnetic gradiometer and multi-channel electromagnetic survey should be flown over the Union Bay property to identify new areas containing high quantities of magnetite and/or sulfide that do not outcrop or that could not be investigated due to steep terrain in some areas.  This program should be conducted in March or April to allow reduction and interpretation of the data prior to commencement of field activities. The estimated cost of this work is $175,000.

3.

Following completion of airborne geophysical surveys, reconnaissance-scale mapping, rock and saw channel sampling and zoning sampling should be conducted to the south, west and north of the Continental zone, at Chevelle, on the north side of Mt. Burnett and in the area north and west of the North and Jaguar zones to determine the extent and PGE content of the mixed pyroxenite - wehrlite package.  This program should be conducted from an on-site base camp in April - May to insure that collection, analysis and interpretation of rock sampling data are completed prior to commencement of additional drilling. The estimated cost of this work is $140,000.

4.

Drilling should be conducted on the Continental zone following completion of airborne geophysical surveys and reconnaissance ground surveys to determine the

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geometry and grade of mineralization discovered in 2003.  Drilling should be concentrated on east-west lines with both vertical and west-directed angle holes to test all of the structural blocks mapped in this area of the project. This program should commence in mid-June and will be supported from the Vixen Harbor base camp with full time helicopter support. The estimated cost of this work is $1,300,000.

5.

Grid-controlled soil and rock sampling should be conducted over the Cannery Creek prospect following completion of airborne geophysical surveys.  Consideration should also be given to ground electromagnetic and possible gravity geophysics.  This program should commence after mid-June and will be supported from the Vixen Harbor base camp with helicopter support.  The estimated cost of this work is $25,000.

6.

Reconnaissance-scale mapping and geochemical sampling should be extended to other parts of the property not previously investigated. Refinement of exploration target areas may be possible with the aid of airborne magnetic and EM data.  This program should commence after mid-June and will be supported from the Vixen Harbor base camp with helicopter support.  The estimated cost of this work is $25,000.

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REFERENCES CITED

Avalon, 2000, Summary report for the Union Bay PGE property, Ketchikan mining district, Alaska: Geol. Rept. UB00-1, unpublished final report for 2000 prepared by Avalon Development Corp. for Intl. Freegold Mineral Development Inc., 12p.

Avalon, 2001, 2001 summary report for the Union Bay PGE prospect, Ketchikan Mining District, Alaska: Geol. Rept. UB01-1, unpublished final report for 2001 prepared by Avalon Development Corp. for Quaterra Resources Inc., 27p.

Avalon, 2003, 2003 Final report for the Union Bay PGE prospect, Ketchikan Mining District, Alaska: Geol. Rept. UB03-1, unpublished final report for 2003 prepared by Avalon Development Corp. for Pacific North West Capital and Freegold Ventures, 66p.

Berg, H.C.; Elliot, R.L.; Koch, R.D.; Carten, R.B. and Wahl, F.A., 1976, Preliminary geologic map of the Craig D1 and parts of the Craig C1 and D2 quadrangles, Alaska: U.S. Geol. Surv. Open File Rept. 76-30, 1 map.

Bittenbender, P.E., K.M. Maas, J.C. Still, and E.C. Redman, 1993, Mineral investigations in the Ketchikan mining district, Alaska, 1992: Ketchikan to Hyder areas. BuMines OFR 114-93, 86 pp., 7 maps.

Clark, A.L., and W.R. Greenwood, 1972, Geochemistry and distribution of platinum-group metals in mafic to ultramafic complexes of southern and southeastern Alaska.  U.S. Geol. Surv. Prof. Paper 800-C, pp. C157-C160.

CSMA Consultants, 2000, Initial SEM Mineralogy - Platinum Samples, Union Bay project, Alaska: Internal Report for Intl. Freegold Mineral Development, 2 p.

Dahlin, D.C., Rule, A.R., and Brown, L.L., 1981, Beneficiation of potential platinum resources from southeastern Alaska. BuMines RI 8553, 14 pp.

Dodin, D.A., Chernyshev, N.M., and Yackevich, B.A., 2000, Platinum-metal deposits in Russia: Russian publisher unknown, 729 pages.

Elliott, S.J. and Martin, A.R., 1991, Alaskan-type intrusive complexes of the Fifield belt, central New South Wales in Elliott, S.J. and Martin, A.R., editors, Geology and Mineralization of the Fifield platinum province, New South Wales: Geol. Soc. Australia, Sixth Intl. Platinum Symp., pp. 4-11.

Fechner, S.A., 1988, Bureau of Miners Mineral Investigation of the Goodnews bay Mining District, Alaska: U.S. Bur. Mines, Open File Rept. OFR1-88, 230 p.

Foley, J.Y., Burns, L.E., Schneider, C.L., and Forbes, R.B., 1989, Preliminary report of platinum group element occurrences in Alaska: Alaska Division of Geological and Geophysical Surveys PDF 89-20, 33 pp.

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Foley, J.Y., Light, T.D., Nelson, S.W. and Harris, R.A., 1997, Mineral occurrences associated with mafic-ultramafic and related alkaline complexes in Alaska: Econ. Geol. Monograph 9, pp. 396-449.

Foley, J. Y, 1990, Clarence Strait field report: U.S. Bur. Mines, unpublished report, Juneau office, 9 p.

Freeman, C.J., 2002, Summary report for the Duke Island Cu-Ni-PGE property, Ketchikan mining district, Alaska: Geol. Rept. DK02-01, Unpub. Internal Rept., Quaterra Res., 19 p.

Gehrels, G.E. and Berg, H.C., 1988, A review of the regional geology and tectonics of southeastern Alaska: U.S. Geol. Surv. Open File Rept. 88-659,  24p., 1 sheet.

Gehrels, G.E. and Berg, H.C., 1994, Geology of southeastern Alaska in Plafker, G and Berg, H.C., 1994, Geology of North America, Vol. G-1, the Geology of Alaska: Geol. Soc. Amer., pp. 451-467.

Goles, G.G, 1979, Trace elements in ultramafic rocks: in Ultramafic and related rocks, P.J. Wyllie, editor, pp. 352-362

Himmelberg, G.R. and Loney, R.A., 1995, Characteristics and petrogenesis of Alaskan-type ultramafic - mafic intrusions, southeastern, Alaska: U.S. Geol. Surv. Prof. Paper 1564, 47p.

Hinderman, T.K. and Ellis, W., 2001, Bristol Bay Native Corporation's Kemuk Prospect, Southwestern Alaska: Alaska Earth Sciences, internal report, 5 p.

Irvine, T.N., 1974, Petrology of the Duke Island ultramafic complex, southeastern Alaska: Geol. Soc. Amer., Memoir 138, 240 p.

Jedwab, J., 2001, Union Bay data: Email correspondence to Avalon Development, March 28, 2001, 1 p.

Kennedy, G.C. and Walton, M.S., 1946, Geology and associated mineral deposits of some ultrabasic rock bodies in southeastern Alaska: U.S. Geol. Surv. Bull. 947-D, pp. 80-83.

King, P., 2000, SEM data, Union Bay project, Alaska: unpub. Private report, CSMA Consultants, Cornwall, England, 4 p.

Maas, Kenneth M., Bittenbender, Peter E., Still, Jan C., 1995, Mineral Investigations in the Ketchikan mining District Southeastern Alaska. U.S. Bur. Mines Open File Report 11-95, pp. 175-182.

Malich, K.N., 1991, Petrographic association of platinum-bearing ultramafics in concentrically zoned plutons of the Siberian craton: Dolkady Akademii Nauk USSR, Vol. 3318, pp. 1452-1457.

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Mertie, J. B., 1969, Economic geology of the platinum metals: U.S. Geol. Surv. Prof. Paper 630, 120p.

Mogessie, A., Belette, K., Hoinkes, G. and Ettinger, K., 1999, Platinum mineralization in the Yubdo ultramafic rocks, western Ethiopia.

Nixon, G.T., Cabris, L.J., and Laflamme, J.H.G., 1990, Platinum-group element mineralization in lode and placer deposits associated with the Tulameen Alaska-type complex, British Columbia; Can. Mineral, Vol. 28, pp. 503-535.

Plafker, G. and Berg, H.C., 1994, Overview of geology and tectonic evolution of Alaska, in Plafker, G. and Berg, H.C., eds., Geology of Alaska: Geol. Soc. America, Geology of North America, V. G-1, pp. 989-1021

Razin, L.V., 1976, Geologic and genetic features of forsterite dunites and their platinum-group distribution; Econ. Geol., V, 71, pp. 1371-1376.

Rubin, C.M. and Saleeby, J.B., 1992, Tectonic history of the eastern edge of the Alexander Terrane, southeast Alaska: Tectonics, V. 11, pp. 586-602.

Ruckmick, J.C., and Noble, J.A., 1959, Origin of the ultramafic complex at Union Bay, southeastern Alaska.  Geol. Soc. Am. Bull., V 70, No. 8, pp. 981-1018.

Streckheisen, A., 1973, Plutonic rocks: classification and nomenclature recommended by the International Union of Geological Scientists Subcommittee on the systematics of igneous rocks: Geotimes, V.18, pp. 26-30.

Taylor, H.P., Jr., 1979, Zoned ultramafic complexes of Southern Alaska: in Ultramafic and related rocks, P.J. Wyllie, editor, pp. 97-118.

Tolstyhk, N.D., Siderov, E.G., Laajoki, K.V.O., Krivenko, A.P. and Podlipskiy, M., 2000, Association of platinum-group minerals in placers of the Pustaya River, Kamchatka, Russia: Canadian Mineral., Vol. 38, pp. 1251-1264.

Tistl, M., 1994, Geochemistry of platinum group elements of the zoned ultramafic Alto Condoto complex, northwest Columbia: Econ. Geol., Vol. 89, pp. 158-167.

USGS, 1977, Aeromagnetic map of the Ketchikan, Prince Rupert and northeastern Craig quadrangles, Alaska: U.S. Geol. Surv., Open File Rept. 77-359, 1 map.

Van de Poel, W. I. and Hinderman, T. K., 2001, Summary report on lode platinum exploration, 2001, Goodnews Bay, Alaska: Corral Creek Corp., Internal Report, 2 p.

Van Treeck, C. J, Newberry, R.J and Freeman, C.J, 2003, PGE enriched magnetite of the Union Bay Alaskan-type intrusive complex and its hydrothermal origin: Intl. Symposium of Society of Geol. Applied to Ore Deposits, Athens, in press, 5 pp.

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Van Treeck, 2004, PGE enriched magnetite of the Union Bay Alaskan-type intrusive complex: unpub M.Sc. thesis, Univ. of Alaska - Fairbanks, in press.

Zohan, Z., 2002, Alaskan-type complexes and their platinum-group element mineralization in Cabri, L.J., editor, Geology, geochemistry, mineralogy and mineral beneficiation of the Platinum group elements: Canadian Institute of Mining, Metallurgy and Petroleum, Spec. Vol. 54, pp 669-719.

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STATEMENT OF QUALIFICATIONS

CURTIS J. FREEMAN

Avalon Development Corporation

P.O. Box 80268, Fairbanks, Alaska  99708

Phone 907-457-5159, Fax 907-455-8069, Email Avalon@alaska.net

I, CURTIS J. FREEMAN, Certified Professional Geologist #6901 HEREBY CERTIFY THAT:

I am currently employed as President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.

2. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978).  I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

3. I am a member of the American Institute of Professional Geologists, the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada.

4.  From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional organization (as defined by NI43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI43-101.

6. I am responsible for preparations of all sections of the report entitled Executive Summary Report for the Union Bay PGE Property, Ketchikan Mining District, Alaska and dated April 6, 2004 (the "Technical Report") relating to the Union Bay platinum group metal deposit.  I have worked on this property on numerous occasions between May 2001 and September 2003 for durations ranging from 1 to 21 days.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.

9. I am not independent of the issuer apply all of the tests in section 1.5 of NI43-101.  I own controlling interest in Avalon Development Corporation which owns 29,000 common shares of Freegold Ventures Limited which were issued to Avalon Development as part of a finder's

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 fee agreement for work conducted by Avalon Development for Freegold between 1993 and 2003. I also own 23,500 common shares of Pacific North West Capital Corp. which were purchased on the open market in 1998.  I own controlling interest in Anglo Alaska Gold Corporation which owns 800,000 common shares of Freegold Ventures Limited which were issued to Anglo Alaska as part of a finder's fee agreement for work conducted by Anglo Alaska for Freegold between 2001 and 2003. I own no other interest in any company or entity that owns or controls an interest in the properties which comprise the Union Bay project.

10. I have read NI43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and the publication by them, including publication of the Technical Report in the public company files on their websites accessible by the public.

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EXHIBIT A:

UNION BAY PROJECT

KETCHIKAN RECORDING DISTRICT

FEDERAL MINING CLAIMS

No.	Claim_Name	Township	Range	Section-1	Section-2	Meridian	AA_Num
1	MB 1	70S	87E	30		Copper River	82439
2	MB 2	70S	87E	30		Copper River	82440
3	MB 3	70S	87E	29		Copper River	82441
4	MB 4	70S	87E	30		Copper River	82442
5	MB 5	70S	87E	30		Copper River	82443
6	MB 6	70S	87E	29		Copper River	82444
7	MB 7	70S	87E	19	30	Copper River	82445
8	MB 8	70S	87E	19	30	Copper River	82446
9	MB 9	70S	87E	20	29	Copper River	82447
10	MB 10	70S	87E	19		Copper River	82448
11	MB 11	70S	87E	19		Copper River	82449
12	MB 12	70S	87E	20		Copper River	82450
13	MB 13	70S	87E	19		Copper River	82451
14	MB 14	70S	87E	19		Copper River	82452
15	MB 15	70S	87E	20		Copper River	82453
16	MB 16	70S	87E	19		Copper River	82454
17	MB 17	70S	87E	19		Copper River	82455
18	MB 18	70S	87E	20		Copper River	82456
19	MB 19	70S	87E	19		Copper River	82457
20	MB 20	70S	87E	19		Copper River	82458
21	MB 21	70S	87E	20		Copper River	82459
22	MB 22	70S	87E	19		Copper River	82460
23	MB 23	70S	87E	19		Copper River	82461
24	MB 24	70S	87E	20		Copper River	82462
25	MB 25	70S	87E	19		Copper River	82463
26	MB 26	70S	87E	19		Copper River	82464
27	MB 27	70S	87E	20		Copper River	82465
28	MB 28	70S	87E	20		Copper River	82466
29	MB 29	70S	87E	20		Copper River	82467
30	MB 30	70S	87E	20	21	Copper River	82468
31	MB 31	70S	87E	19		Copper River	82469
32	MB 32	70S	87E	19		Copper River	82470
33	MB 33	70S	87E	20		Copper River	82471
34	MB 34	70S	87E	20		Copper River	82472
35	MB 35	70S	87E	20		Copper River	82473
36	MB 36	70S	87E	20	21	Copper River	82474
37	MB 37	70S	87E	19		Copper River	82475
38	MB 38	70S	87E	19		Copper River	82476
39	MB 39	70S	87E	20		Copper River	82477
40	MB 40	70S	87E	20		Copper River	82478
41	MB 41	70S	87E	20		Copper River	82479

AVALON DEVELOPMENT CORPORATION

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907-457-5159  Fax: 907-455-8069  avalon@alaska.net

42	MB 42	70S	87E	20	21	Copper River	82480
No.	Claim_Name	Township	Range	Section-1	Section-2	Meridian	AA_Num
43	UB 1	70S	87E	29		Copper River	82481
44	UB 2	70S	87E	28	29	Copper River	82482
45	UB 3	70S	87E	28		Copper River	82483
46	UB 4	70S	87E	28		Copper River	82484
47	UB 5	70S	87E	28		Copper River	82485
48	UB 6	70S	87E	29		Copper River	82486
49	UB 7	70S	87E	28	29	Copper River	82487
50	UB 8	70S	87E	28		Copper River	82488
51	UB 9	70S	87E	28		Copper River	82489
52	UB 10	70S	87E	28		Copper River	82490
53	UB 11	70S	87E	29		Copper River	82491
54	UB 12	70S	87E	28	29	Copper River	82492
55	UB 13	70S	87E	28		Copper River	82493
56	UB 14	70S	87E	28		Copper River	82494
57	UB 15	70S	87E	28		Copper River	82495
58	UB 16	70S	87E	29		Copper River	82496
59	UB 17	70S	87E	29		Copper River	82497
60	UB 18	70S	87E	28	29	Copper River	82498
61	UB 19	70S	87E	28		Copper River	82499
62	UB 20	70S	87E	28		Copper River	82500
63	UB 21	70S	87E	28		Copper River	82501
64	UB 22	70S	87E	29		Copper River	82502
65	UB 23	70S	87E	29		Copper River	82503
66	UB 24	70S	87E	28	29	Copper River	82504
67	UB 25	70S	87E	28		Copper River	82505
68	UB 26	70S	87E	28		Copper River	82506
69	UB 27	70S	87E	28		Copper River	82507
70	UB 28	70S	87E	29		Copper River	82508
71	UB 29	70S	87E	29		Copper River	82509
72	UB 30	70S	87E	28	29	Copper River	82510
73	UB 31	70S	87E	28		Copper River	82511
74	UB 32	70S	87E	28		Copper River	82512
75	UB 33	70S	87E	28		Copper River	82513
76	UB 34	70S	87E	29		Copper River	82514
77	UB 35	70S	87E	29		Copper River	82515
78	UB 36	70S	87E	28	29	Copper River	82516
79	UB 37	70S	87E	28		Copper River	82517
80	UB 38	70S	87E	28		Copper River	82518
81	UB 39	70S	87E	28		Copper River	82519
82	UB 40	70S	87E	29		Copper River	82520
83	UB 41	70S	87E	29		Copper River	82521
84	UB 42	70S	87E	28	29	Copper River	82522
85	UB 43	70S	87E	28		Copper River	82523
86	UB 44	70S	87E	28		Copper River	82524
87	UB 45	70S	87E	28		Copper River	82525

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

88	UB 46	70S	87E	27		Copper River	82526
89	UB 47	70S	87E	27		Copper River	82527
90	UB 48	70S	87E	27		Copper River	82528
No.	Claim_Name	Township	Range	Section-1	Section-2	Meridian	AA_Num
91	UB 49	70S	87E	20	29	Copper River	82529
92	UB 50	70S	87E	20	29	Copper River	82530
93	UB 51	70S	87E	20	21	Copper River	82531
94	UB 52	70S	87E	21	28	Copper River	82532
95	UB 53	70S	87E	21	28	Copper River	82533
96	UB 54	70S	87E	21	28	Copper River	82534
97	UB 55	70S	87E	22	27	Copper River	82535
98	UB 56	70S	87E	22	27	Copper River	82536
99	UB 57	70S	87E	22	27	Copper River	82537
100	UB 58	70S	87E	20		Copper River	82538
101	UB 59	70S	87E	20		Copper River	82539
102	UB 60	70S	87E	20	21	Copper River	82540
103	UB 61	70S	87E	21		Copper River	82541
104	UB 62	70S	87E	21		Copper River	82542
105	UB 63	70S	87E	21		Copper River	82543
106	UB 64	70S	87E	22		Copper River	82544
107	UB 65	70S	87E	22		Copper River	82545
108	UB 66	70S	87E	22		Copper River	82546
109	UB 67	70S	87E	20		Copper River	82547
110	UB 68	70S	87E	20		Copper River	82548
111	UB 69	70S	87E	20	21	Copper River	82549
112	UB 70	70S	87E	21		Copper River	82550
113	UB 71	70S	87E	21		Copper River	82551
114	UB 72	70S	87E	21		Copper River	82552
115	UB 73	70S	87E	22		Copper River	82553
116	UB 74	70S	87E	22		Copper River	82554
117	UB 75	70S	87E	22		Copper River	82555
118	UB 76	70S	87E	20		Copper River	82556
119	UB 77	70S	87E	20		Copper River	82557
120	UB 78	70S	87E	20	21	Copper River	82558
121	UB 79	70S	87E	21		Copper River	82559
122	UB 80	70S	87E	21		Copper River	82560
123	UB 81	70S	87E	21		Copper River	82561
124	UB 82	70S	87E	22		Copper River	82562
125	UB 83	70S	87E	22		Copper River	82563
126	UB 84	70S	87E	22		Copper River	82564
127	UB 85	70S	87E	20		Copper River	82565
128	UB 86	70S	87E	20		Copper River	82566
129	UB 87	70S	87E	20	21	Copper River	82567
130	UB 88	70S	87E	21		Copper River	82568
131	UB 89	70S	87E	21		Copper River	82569
132	UB 90	70S	87E	21		Copper River	82570
133	UB 91	70S	87E	22		Copper River	82571

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

134	UB 92	70S	87E	22		Copper River	82572
135	UB 93	70S	87E	22		Copper River	82573
136	UB 94	70S	87E	20		Copper River	82574
137	UB 95	70S	87E	20		Copper River	82575
138	UB 96	70S	87E	20	21	Copper River	82576
No.	Claim_Name	Township	Range	Section-1	Section-2	Meridian	AA_Num
139	UB 97	70S	87E	21		Copper River	82577
140	UB 98	70S	87E	21		Copper River	82578
141	UB 99	70S	87E	21		Copper River	82579
142	UB 100	70S	87E	22		Copper River	82580
143	UB 101	70S	87E	22		Copper River	82581
144	UB 102	70S	87E	22		Copper River	82582
145	UB 103	70S	87E	22		Copper River	82583
146	UB 104	70S	87E	22		Copper River	82584
147	UB 105	70S	87E	22		Copper River	82585
148	UB 106	70S	87E	27		Copper River	82719
149	UB 107	70S	87E	27		Copper River	82720
150	UB 108	70S	87E	27		Copper River	82721
151	UB 109	70S	87E	27		Copper River	82722
152	UB 110	70S	87E	27		Copper River	82723
153	UB 111	70S	87E	27		Copper River	82724
154	UB 112	70S	87E	27		Copper River	82725
155	UB 113	70S	87E	27		Copper River	82726
156	UB 114	70S	87E	27		Copper River	82727
157	UB 115	70S	87E	27		Copper River	82728
158	UB 116	70S	87E	27		Copper River	82729
159	UB 117	70S	87E	27		Copper River	82730
160	UB 118	70S	87E	27		Copper River	82731
161	UB 119	70S	87E	27		Copper River	82732
162	UB 120	70S	87E	27		Copper River	82733
163	UB 121	70S	87E	27		Copper River	82734
164	UB 122	70S	87E	27		Copper River	82735
165	UB 123	70S	87E	27		Copper River	82736
166	UB 124	70S	87E	27		Copper River	82737
167	UB 125	70S	87E	27		Copper River	82738
168	UB 126	70S	87E	27		Copper River	82739
169	QTUBL 1	70S	87E	21		Copper River	82988
170	QTUBL 2	70S	87E	21		Copper River	82989
171	QTUBL 3	70S	87E	21		Copper River	82990
172	QTUBL 4	70S	87E	21		Copper River	82991
173	QTUBL 5	70S	87E	21		Copper River	82992
174	QTUBL 6	70S	87E	21		Copper River	82993
175	QTUBL 7	70S	87E	21		Copper River	82994
176	QTUBL 8	70S	87E	21		Copper River	82995
177	QTUBL 9	70S	87E	22		Copper River	82996
178	QTUBL 10	70S	87E	21		Copper River	82997
179	QTUBL 11	70S	87E	21		Copper River	82998

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

180	QTUBL 12	70S	87E	21		Copper River	82999
181	QTUBL 13	70S	87E	21	22	Copper River	83000
182	QTUBL 14	70S	87E	22		Copper River	83001
183	QTUBL 15	70S	87E	16	17	Copper River	83002
184	QTUBL 16	70S	87E	16	21	Copper River	83003
185	QTUBL 17	70S	87E	16	21	Copper River	83004
186	QTUBL 18	70S	87E	16	21	Copper River	83005
No.	Claim_Name	Township	Range	Section-1	Section-2	Meridian	AA_Num
187	QTUBL 19	70S	87E	15	16	Copper River	83006
188	QTUBL 20	70S	87E	15	22	Copper River	83007
189	QTUBL 21	70S	87E	16	17	Copper River	83008
190	QTUBL 22	70S	87E	16		Copper River	83009
191	QTUBL 23	70S	87E	16		Copper River	83010
192	QTUBL 24	70S	87E	16		Copper River	83011
193	QTUBL 25	70S	87E	15	16	Copper River	83012
194	QTUBL 26	70S	87E	15		Copper River	83013
195	QTUBL 27	70S	87E	16	17	Copper River	83014
196	QTUBL 28	70S	87E	16		Copper River	83015
197	QTUBL 29	70S	87E	16		Copper River	83016
198	QTUBL 30	70S	87E	16		Copper River	83017
199	QTUBL 31	70S	87E	15	16	Copper River	83018
200	QTUBL 32	70S	87E	15		Copper River	83019
201	QTUBL 33	70S	87E	16	17	Copper River	83020
202	QTUBL 34	70S	87E	16		Copper River	83021
203	QTUBL 35	70S	87E	16		Copper River	83022
204	QTUBL 36	70S	87E	16		Copper River	83023
205	QTUBL 37	70S	87E	15	16	Copper River	83024
206	QTUBL 38	70S	87E	16	17	Copper River	83025
207	QTUBL 39	70S	87E	16		Copper River	83026
208	QTUBL 40	70S	87E	16		Copper River	83027
209	QTUBL 41	70S	87E	16		Copper River	83028
210	QTUBL 42	70S	87E	15		Copper River	83029
211	QTUBL 43	70S	87E	26	27	Copper River	83030
212	QTUBL 44	70S	87E	26		Copper River	83031
213	QTUBL 46	70S	87E	22	23	Copper River	83033
214	QTUBL 47	70S	87E	23	26	Copper River	83034
215	QTUBL 49	70S	87E	22	23	Copper River	83036
216	QTUBL 50	70S	87E	23		Copper River	83037
217	QTUBL 52	70S	87E	22	23	Copper River	83039
218	QTUBL 53	70S	87E	23		Copper River	83040
219	QTUBL 55	70S	87E	22	23	Copper River	83042
220	QTUBL 56	70S	87E	23		Copper River	83043
221	QTUBL 58	70S	87E	22	23	Copper River	83045
222	QTUBL 59	70S	87E	23		Copper River	83046
223	QTUBL 61	70S	87E	22	23	Copper River	83048
224	QTUBL 62	70S	87E	23		Copper River	83049
225	QTUBL 64	70S	87E	22	23	Copper River	83051

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

226	QTUBL 65	70S	87E	23		Copper River	83052
227	QTUBL 67	70S	87E	22		Copper River	83054
228	QTUBL 68	70S	87E	22		Copper River	83055
229	QTUBL 69	70S	87E	22	23	Copper River	83056
230	QTUBL 70	70S	87E	23		Copper River	83057
231	QTUBL 72	70S	87E	22		Copper River	83059
232	QTUBL 73	70S	87E	22		Copper River	83060
233	QTUBL 74	70S	87E	22	23	Copper River	83061
234	QTUBL 75	70S	87E	23		Copper River	83062
No.	Claim_Name	Township	Range	Section-1	Section-2	Meridian	AA_Num
235	QTUBL 77	70S	86E	26		Copper River	83064
236	QTUBL 78	70S	86E	26		Copper River	83065
237	QTUBL 79	70S	86E	25	26	Copper River	83066
238	QTUBL 80	70S	86E	25		Copper River	83067
239	QTUBL 81	70S	86E	25		Copper River	83068
240	QTUBL 82	70S	86E	25		Copper River	83069
241	QTUBL 83	70S	87E	30		Copper River	83070
242	QTUBL 84	70S	86E	26		Copper River	83071
243	QTUBL 85	70S	86E	26		Copper River	83072
244	QTUBL 86	70S	86E	25	26	Copper River	83073
245	QTUBL 87	70S	86E	25		Copper River	83074
246	QTUBL 88	70S	86E	25		Copper River	83075
247	QTUBL 89	70S	86E	25		Copper River	83076
248	QTUBL 90	70S	87E	30		Copper River	83077
249	QTUBL 91	70S	86E	26		Copper River	83078
250	QTUBL 92	70S	86E	26		Copper River	83079
251	QTUBL 93	70S	86E	25	26	Copper River	83080
252	QTUBL 94	70S	86E	25		Copper River	83081
253	QTUBL 95	70S	86E	25		Copper River	83082
254	QTUBL 96	70S	86E	25		Copper River	83083
255	QTUBL 97	70S	87E	30		Copper River	83084
256	QTUBL 98	70S	86E	26		Copper River	83085
257	QTUBL 99	70S	86E	26		Copper River	83086
258	QTUBL 100	70S	86E	25	26	Copper River	83087
259	QTUBL 101	70S	86E	25		Copper River	83088
260	QTUBL 102	70S	86E	25		Copper River	83089
261	QTUBL 103	70S	86E	25		Copper River	83090
262	QTUBL 104	70S	87E	30		Copper River	83091
263	QTUBL 105	70S	86E	26		Copper River	83092
264	QTUBL 106	70S	86E	26		Copper River	83093
265	QTUBL 107	70S	86E	25	26	Copper River	83094
266	QTUBL 108	70S	86E	25		Copper River	83095
267	QTUBL 109	70S	86E	25		Copper River	83096
268	QTUBL 110	70S	86E	25		Copper River	83097
269	QTUBL 111	70S	87E	30		Copper River	83098
270	QTUBL 112	70S	86E	25	26	Copper River	83099
271	QTUBL 113	70S	86E	25		Copper River	83100

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

272	QTUBL 114	70S	86E	25		Copper River	83101
273	QTUBL 115	70S	86E	25		Copper River	83102
274	QTUBL 116	70S	87E	30		Copper River	83103
275	QTUBL 117	70S	86E	25	26	Copper River	83104
276	QTUBL 118	70S	86E	25		Copper River	83105
277	QTUBL 119	70S	86E	25		Copper River	83106
278	QTUBL 120	70S	86E	25		Copper River	83107
279	QTUBL 121	70S	87E	30		Copper River	83108
280	QTUBL 122	70S	86E	25	26	Copper River	83109
281	QTUBL 123	70S	86E	25		Copper River	83110
282	QTUBL 124	70S	86E	25		Copper River	83111
No.	Claim_Name	Township	Range	Section-1	Section-2	Meridian	AA_Num
283	QTUBL 125	70S	86E	25		Copper River	83112
284	QTUBL 126	70S	87E	30		Copper River	83113
285	QTUBL 127	70S	86E	23	24	Copper River	83114
286	QTUBL 128	70S	86E	24	25	Copper River	83115
287	QTUBL 129	70S	86E	24	25	Copper River	83116
288	QTUBL 130	70S	86E	24	25	Copper River	83117
289	QTUBL 131	70S	87E	19	30	Copper River	83118
290	QTUBL 132	70S	86E	24		Copper River	83119
291	QTUBL 133	70S	86E	24		Copper River	83120
292	QTUBL 134	70S	86E	24		Copper River	83121
293	QTUBL 135	70S	87E	19		Copper River	83122
294	QTUBL 136	70S	86E	24		Copper River	83123
295	QTUBL 137	70S	86E	24		Copper River	83124
296	QTUBL 138	70S	86E	24		Copper River	83125
297	QTUBL 139	70S	87E	19		Copper River	83126
298	QTUBL 140	70S	86E	24		Copper River	83127
299	QTUBL 141	70S	86E	24		Copper River	83128
300	QTUBL 142	70S	86E	24		Copper River	83129
301	QTUBL 143	70S	87E	19		Copper River	83130
302	QTUBL 144	70S	86E	23	24	Copper River	83131
303	QTUBL 145	70S	86E	24		Copper River	83132
304	QTUBL 146	70S	86E	24		Copper River	83133
305	QTUBL 147	70S	86E	24		Copper River	83134
306	QTUBL 148	70S	87E	19		Copper River	83135
307	QTUBL 149	70S	86E	23	24	Copper River	83136
308	QTUBL 150	70S	86E	24		Copper River	83137
309	QTUBL 151	70S	86E	24		Copper River	83138
310	QTUBL 152	70S	86E	24		Copper River	83139
311	QTUBL 153	70S	87E	19		Copper River	83140
312	QTUBL 154	70S	86E	23	24	Copper River	83141
313	QTUBL 155	70S	86E	24		Copper River	83142
314	QTUBL 156	70S	86E	24		Copper River	83143
315	QTUBL 157	70S	86E	24		Copper River	83144
316	QTUBL 158	70S	87E	19		Copper River	83145
317	QTUBL 159	70S	86E	23	24	Copper River	83146

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

318	QTUBL 160	70S	86E	24		Copper River	83147
319	QTUBL 161	70S	86E	24		Copper River	83148
320	QTUBL 162	70S	86E	24		Copper River	83149
321	QTUBL 163	70S	87E	19		Copper River	83150
322	QTUBL 164	70S	86E	23	24	Copper River	83151
323	QTUBL 165	70S	86E	24		Copper River	83152
324	QTUBL 166	70S	86E	24		Copper River	83153
325	QTUBL 167	70S	86E	24		Copper River	83154
326	QTUBL 168	70S	87E	19		Copper River	83155
327	QTUBL 169	70S	86E	23	26	Copper River	83156
328	QTUBL 170	70S	86E	26		Copper River	83157
329	QTUBL 171	70S	86E	26		Copper River	83158
330	QTUBL 172	70S	86E	26		Copper River	83159
No.	Claim_Name	Township	Range	Section-1	Section-2	Meridian	AA_Num
331	QTUBL 173	70S	86E	26		Copper River	83160
332	QTUBL 174	70S	86E	23	24	Copper River	83161
333	QTUBL 175	70S	86E	23	24	Copper River	83162
334	QTUBL 176	70S	86E	24		Copper River	83163
335	QTUBL 177	70S	86E	24		Copper River	83164
336	QTUBL 178	70S	86E	23		Copper River	83165
337	QTUBL 179	70S	86E	23		Copper River	83166
338	QTUBL 180	70S	86E	23		Copper River	83167
339	QTUBL 181	70S	86E	23		Copper River	83168
340	FGUBL 1	70S	87E	30		Copper River	84686
341	FGUBL 2	70S	87E	30		Copper River	84687
342	FGUBL 3	70S	87E	29		Copper River	84688
343	FGUBL 4	70S	87E	30		Copper River	84689
344	FGUBL 5	70S	87E	30		Copper River	84690
345	FGUBL 6	70S	87E	29		Copper River	84691
346	FGUBL 7	70S	87E	30		Copper River	84692
347	FGUBL 8	70S	87E	30		Copper River	84693
348	FGUBL 9	70S	87E	29		Copper River	84694
349	FGUBL 10	70S	87E	30		Copper River	84695
350	FGUBL 11	70S	87E	30		Copper River	84696
351	FGUBL 12	70S	87E	29		Copper River	84697
352	FGUBL 13	70S	87E	29		Copper River	84698
353	FGUBL 14	70S	87E	30		Copper River	84699
354	FGUBL 15	70S	87E	30		Copper River	84700
355	FGUBL 16	70S	87E	29		Copper River	84701
356	FGUBL 17	70S	87E	29		Copper River	84702
357	FGUBL 18	70S	87E	30		Copper River	84703
358	FGUBL 19	70S	87E	30		Copper River	84704
359	FGUBL 20	70S	87E	29		Copper River	84705
360	FGUBL 21	70S	87E	29		Copper River	84706
361	FGUBL 22	70S	86E	35		Copper River	84707
362	FGUBL 23	70S	86E	35		Copper River	84708
363	FGUBL 24	70S	86E	35	36	Copper River	84709

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

364	FGUBL 25	70S	86E	36		Copper River	84710
365	FGUBL 26	70S	86E	36		Copper River	84711
366	FGUBL 27	70S	86E	36		Copper River	84712
367	FGUBL 28	70S	87E	31		Copper River	84713
368	FGUBL 29	70S	87E	31		Copper River	84714
369	FGUBL 30	70S	87E	31		Copper River	84715
370	FGUBL 31	70S	87E	32		Copper River	84716
371	FGUBL 32	70S	87E	32		Copper River	84717
372	FGUBL 33	70S	86E	35		Copper River	84718
373	FGUBL 34	70S	86E	35		Copper River	84719
374	FGUBL 35	70S	86E	35	36	Copper River	84720
375	FGUBL 36	70S	86E	36		Copper River	84721
376	FGUBL 37	70S	86E	36		Copper River	84722
377	FGUBL 38	70S	86E	36		Copper River	84723
378	FGUBL 39	70S	87E	31		Copper River	84724
No.	Claim_Name	Township	Range	Section-1	Section-2	Meridian	AA_Num
379	FGUBL 40	70S	87E	31		Copper River	84725
380	FGUBL 41	70S	87E	31		Copper River	84726
381	FGUBL 42	70S	87E	32		Copper River	84727
382	FGUBL 43	70S	87E	32		Copper River	84728
383	FGUBL 44	70S	86E	35		Copper River	84729
384	FGUBL 45	70S	86E	35	36	Copper River	84730
385	FGUBL 46	70S	86E	36		Copper River	84731
386	FGUBL 47	70S	86E	36		Copper River	84732
387	FGUBL 48	70S	86E	36		Copper River	84733
388	FGUBL 49	70S	87E	31		Copper River	84734
389	FGUBL 50	70S	87E	31		Copper River	84735
390	FGUBL 51	70S	87E	31		Copper River	84736
391	FGUBL 52	70S	87E	32		Copper River	84737
392	FGUBL 53	70S	87E	32		Copper River	84738
393	FGUBL 54	70S	86E	35		Copper River	84739
394	FGUBL 55	70S	86E	35		Copper River	84740
395	FGUBL 56	70S	86E	35	36	Copper River	84741
396	FGUBL 57	70S	86E	36		Copper River	84742
397	FGUBL 58	70S	86E	36		Copper River	84743
398	FGUBL 59	70S	86E	36		Copper River	84744
399	FGUBL 60	70S	87E	31		Copper River	84745
400	FGUBL 61	70S	87E	31		Copper River	84746
401	FGUBL 62	70S	87E	31		Copper River	84747
402	FGUBL 63	70S	87E	32		Copper River	84748
403	FGUBL 64	70S	87E	32		Copper River	84749
404	FGUBL 65	70S	86E	35		Copper River	84750
405	FGUBL 66	70S	86E	35		Copper River	84751
406	FGUBL 67	70S	86E	35	36	Copper River	84752
407	FGUBL 68	70S	86E	36		Copper River	84753
408	FGUBL 69	70S	86E	36		Copper River	84754
409	FGUBL 70	70S	86E	36		Copper River	84755

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

410	FGUBL 71	70S	87E	31		Copper River	84756
411	FGUBL 72	70S	87E	31		Copper River	84757
412	FGUBL 73	70S	87E	31		Copper River	84758
413	FGUBL 74	70S	87E	32		Copper River	84759
414	FGUBL 75	70S	87E	32		Copper River	84760
415	FGUBL 76	70S	86E	35		Copper River	84761
416	FGUBL 77	70S	86E	35		Copper River	84762
417	FGUBL 78	70S	86E	35		Copper River	84763
418	FGUBL 79	70S	86E	36		Copper River	84764
419	FGUBL 80	70S	86E	36		Copper River	84765
420	FGUBL 81	70S	86E	36		Copper River	84766
421	FGUBL 82	70S	87E	31		Copper River	84767
422	FGUBL 83	70S	87E	31		Copper River	84768
423	FGUBL 84	70S	87E	31		Copper River	84769
424	FGUBL 85	70S	87E	32		Copper River	84770
425	FGUBL 86	70S	87E	32		Copper River	84771
426	FGUBL 87	70S	86E	35		Copper River	84772
No.	Claim_Name	Township	Range	Section-1	Section-2	Meridian	AA_Num
427	FGUBL 88	70S	86E	35		Copper River	84773
428	FGUBL 89	70S	86E	35	36	Copper River	84774
429	FGUBL 90	70S	86E	36		Copper River	84775
430	FGUBL 91	70S	86E	36		Copper River	84776
431	FGUBL 92	70S	86E	36		Copper River	84777
432	FGUBL 93	70S	87E	31		Copper River	84778
433	FGUBL 94	70S	87E	31		Copper River	84779
434	FGUBL 95	70S	87E	31		Copper River	84780
435	FGUBL 96	70S	87E	32		Copper River	84781
436	FGUBL 97	70S	87E	32		Copper River	84782
437	FGUBL 98	70S	86E	35		Copper River	84783
438	FGUBL 99	70S	86E	35		Copper River	84784
439	FGUBL 100	70S	86E	35	36	Copper River	84785
440	FGUBL 101	70S	86E	36		Copper River	84786
441	FGUBL 102	70S	86E	36		Copper River	84787
442	FGUBL 103	70S	86E	36		Copper River	84788
443	FGUBL 104	70S	87E	31		Copper River	84789
444	FGUBL 105	70S	87E	31		Copper River	84790
445	FGUBL 106	70S	87E	31		Copper River	84791
446	FGUBL 107	70S	87E	32		Copper River	84792
447	FGUBL 108	70S	87E	32		Copper River	84793
448	FGUBL 109	70S	86E	35		Copper River	84794
449	FGUBL 110	70S	86E	35	36	Copper River	84795
450	FGUBL 111	70S	86E	36		Copper River	84796
451	FGUBL 112	70S	86E	36		Copper River	84797
452	FGUBL 113	70S	86E	36		Copper River	84798
453	FGUBL 114	70S	87E	31		Copper River	84799
454	FGUBL 115	70S	87E	31		Copper River	84800
455	FGUBL 116	70S	87E	31		Copper River	84801

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

456	FGUBL 117	70S	87E	32		Copper River	84802
457	FGUBL 118	70S	87E	32		Copper River	84803
458	FGUBL 122	70S	87E	26	27	Copper River	84807
459	FGUBL 123	70S	87E	26		Copper River	84808
460	FGUBL 126	70S	87E	26	27	Copper River	84811
461	FGUBL 127	70S	87E	26		Copper River	84812
462	FGUBL 130	70S	87E	26	27	Copper River	84815
463	FGUBL 131	70S	87E	26		Copper River	84816
464	FGUBL 134	70S	87E	26	27	Copper River	84819
465	FGUBL 135	70S	87E	26		Copper River	84820
466	FGUBL 138	70S	87E	26	27	Copper River	84823
467	FGUBL 139	70S	87E	26		Copper River	84824
468	FGUBL 142	70S	87E	26	27	Copper River	84827
469	FGUBL 143	70S	87E	26		Copper River	84828
470	FGUBL 146	70S	87E	26	27	Copper River	84831
471	FGUBL 147	70S	87E	26		Copper River	84832
472	FGUBL 150	70S	87E	34		Copper River	84835
473	FGUBL 151	70S	87E	34		Copper River	84836
474	FGUBL 152	70S	87E	34	35	Copper River	84837
No.	Claim_Name	Township	Range	Section-1	Section-2	Meridian	AA_Num
475	FGUBL 153	70S	87E	35		Copper River	84838
476	FGUBL 156	70S	87E	34		Copper River	84841
477	FGUBL 157	70S	87E	34		Copper River	84842
478	FGUBL 158	70S	87E	34	35	Copper River	84843
479	FGUBL 159	70S	87E	35		Copper River	84844
480	FGUBL 161	70S	87E	34		Copper River	84846
481	FGUBL 162	70S	87E	34		Copper River	84847
482	FGUBL 163	70S	87E	34	35	Copper River	84848
483	FGUBL 164	70S	87E	35		Copper River	84849
484	FGUBL 166	70S	87E	34		Copper River	84851
485	FGUBL 167	70S	87E	34		Copper River	84852
486	FGUBL 168	70S	87E	34	35	Copper River	84853
487	FGUBL 169	70S	87E	35		Copper River	84854
488	FGUBL 171	70S	87E	34		Copper River	84856
489	FGUBL 172	70S	87E	34		Copper River	84857
490	FGUBL 173	70S	87E	34	35	Copper River	84858
491	FGUBL 174	70S	87E	35		Copper River	84859
492	FGUBL 175	70S	87E	34		Copper River	84860
493	FGUBL 176	70S	87E	34		Copper River	84861
494	FGUBL 177	70S	87E	34	35	Copper River	84862
495	FGUBL 178	70S	87E	35		Copper River	84863
496	FGUBL 179	70S	87E	34		Copper River	84864
497	FGUBL 180	70S	87E	34		Copper River	84865
498	FGUBL 181	70S	87E	34	35	Copper River	84866
499	FGUBL 182	70S	87E	34		Copper River	84867
500	FGUBL 183	70S	87E	34		Copper River	84868
501	FGUBL 184	70S	87E	34	35	Copper River	84869

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

502	FGUBL 185	70S	87E	34		Copper River	84870
503	FGUBL 186	70S	87E	34		Copper River	84871
504	FGUBL 187	70S	87E	34	35	Copper River	84872
505	FGUBL 188	70S	87E	8	9	Copper River	84873
506	FGUBL 189	70S	87E	8	9	Copper River	84874
507	FGUBL 190	70S	87E	9		Copper River	84875
508	FGUBL 191	70S	87E	9		Copper River	84876
509	FGUBL 192	70S	87E	9		Copper River	84877
510	FGUBL 193	70S	87E	8	9	Copper River	84878
511	FGUBL 194	70S	87E	9	16	Copper River	84879
512	FGUBL 195	70S	87E	9	16	Copper River	84880
513	FGUBL 196	70S	87E	9	16	Copper River	84881
514	FGUBL 197	70S	87E	16	17	Copper River	84882
515	FGUBL 198	70S	87E	16		Copper River	84883
516	FGUBL 199	70S	87E	16		Copper River	84884
517	FGUBL 200	70S	87E	16		Copper River	84885
518	FGUBL 201	70S	87E	15		Copper River	84886
519	FGUBL 202	70S	87E	16	17	Copper River	84887
520	FGUBL 203	70S	87E	16		Copper River	84888
521	FGUBL 204	70S	87E	16		Copper River	84889
522	FGUBL 205	70S	87E	16		Copper River	84890
No.	Claim_Name	Township	Range	Section-1	Section-2	Meridian	AA_Num
523	FGUBL 206	70S	87E	15		Copper River	84891
524	FGUBL 207	70S	87E	16	17	Copper River	84892
525	FGUBL 208	70S	87E	16		Copper River	84893
526	FGUBL 209	70S	87E	16		Copper River	84894
527	FGUBL 210	70S	87E	16		Copper River	84895
528	FGUBL 211	70S	87E	15		Copper River	84896
529	FGUBL 212	70S	87E	15		Copper River	84897
530	FGUBL 213	70S	87E	16	17	Copper River	84898
531	FGUBL 214	70S	87E	16		Copper River	84899
532	FGUBL 215	70S	87E	16		Copper River	84900
533	FGUBL 216	70S	87E	16		Copper River	84901
534	FGUBL 217	70S	87E	15		Copper River	84902
535	FGUBL 218	70S	87E	15		Copper River	84903
536	FGUBL 219	70S	87E	15		Copper River	84904
537	FGUBL 220	70S	87E	15		Copper River	84905
538	FGUBL 221	70S	87E	15		Copper River	84906
539	FGUBL 222	70S	87E	15		Copper River	84907
540	FGUBL 223	70S	87E	15		Copper River	84908
541	FGUBL 224	70S	87E	15		Copper River	84909
542	FGUBL 225	70S	87E	15		Copper River	84910
543	FGUBL 226	70S	87E	15	22	Copper River	84911
544	FGUBL 227	70S	87E	7	8	Copper River	84912
545	FGUBL 228	70S	87E	8		Copper River	84913
546	FGUBL 229	70S	87E	8		Copper River	84914
547	FGUBL 230	70S	87E	8		Copper River	84915

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

548	FGUBL 231	70S	87E	7		Copper River	84916
549	FGUBL 232	70S	87E	7	8	Copper River	84917
550	FGUBL 233	70S	87E	8		Copper River	84918
551	FGUBL 234	70S	87E	8		Copper River	84919
552	FGUBL 235	70S	87E	8		Copper River	84920
553	FGUBL 236	70S	87E	7	18	Copper River	84921
554	FGUBL 237	70S	87E	7	18	Copper River	84922
555	FGUBL 238	70S	87E	7	8	Copper River	84923
556	FGUBL 239	70S	87E	8	17	Copper River	84924
557	FGUBL 240	70S	87E	8	17	Copper River	84925
558	FGUBL 241	70S	87E	8	17	Copper River	84926
559	FGUBL 242	70S	86E	13		Copper River	84927
560	FGUBL 243	70S	87E	18		Copper River	84928
561	FGUBL 244	70S	87E	18		Copper River	84929
562	FGUBL 245	70S	87E	17	18	Copper River	84930
563	FGUBL 246	70S	87E	17		Copper River	84931
564	FGUBL 247	70S	87E	17		Copper River	84932
565	FGUBL 248	70S	87E	17		Copper River	84933
566	FGUBL 249	70S	86E	13		Copper River	84934
567	FGUBL 250	70S	87E	18		Copper River	84935
568	FGUBL 251	70S	87E	18		Copper River	84936
569	FGUBL 252	70S	87E	17	18	Copper River	84937
570	FGUBL 253	70S	87E	17		Copper River	84938
No.	Claim_Name	Township	Range	Section-1	Section-2	Meridian	AA_Num
571	FGUBL 254	70S	87E	17		Copper River	84939
572	FGUBL 255	70S	87E	17		Copper River	84940
573	FGUBL 256	70S	86E	13		Copper River	84941
574	FGUBL 257	70S	87E	18		Copper River	84942
575	FGUBL 258	70S	87E	18		Copper River	84943
576	FGUBL 259	70S	87E	17	18	Copper River	84944
577	FGUBL 260	70S	87E	17		Copper River	84945
578	FGUBL 261	70S	87E	17		Copper River	84946
579	FGUBL 262	70S	87E	17		Copper River	84947
580	FGUBL 263	70S	86E	13		Copper River	84948
581	FGUBL 264	70S	87E	18		Copper River	84949
582	FGUBL 265	70S	87E	18		Copper River	84950
583	FGUBL 266	70S	87E	17	18	Copper River	84951
584	FGUBL 267	70S	87E	17		Copper River	84952
585	FGUBL 268	70S	87E	17		Copper River	84953
586	FGUBL 269	70S	87E	17		Copper River	84954
587	FGUBL 270	70S	86E	13		Copper River	84955
588	FGUBL 271	70S	87E	18		Copper River	84956
589	FGUBL 272	70S	87E	18		Copper River	84957
590	FGUBL 273	70S	87E	17	18	Copper River	84958
591	FGUBL 274	70S	87E	17		Copper River	84959
592	FGUBL 275	70S	87E	17		Copper River	84960
593	FGUBL 283	70S	87E	17		Copper River	84968

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

594	FGUBL 277	70S	86E	13		Copper River	84962
595	FGUBL 278	70S	87E	18		Copper River	84963
596	FGUBL 279	70S	87E	18		Copper River	84964
597	FGUBL 280	70S	87E	17	18	Copper River	84965
598	FGUBL 281	70S	87E	17		Copper River	84966
599	FGUBL 282	70S	87E	17		Copper River	84967
600	FGUBL 276	70S	87E	17		Copper River	84961
601	FGUBL 290	70S	87E	17		Copper River	84975
602	FGUBL 284	70S	86E	13		Copper River	84969
603	FGUBL 285	70S	87E	18		Copper River	84970
604	FGUBL 286	70S	87E	18		Copper River	84971
605	FGUBL 287	70S	87E	17	18	Copper River	84972
606	FGUBL 288	70S	87E	17		Copper River	84973
607	FGUBL 289	70S	87E	17		Copper River	84974
608	FGUBL 297	70S	87E	17		Copper River	84982
609	FGUBL 291	70S	86E	13		Copper River	84976
610	FGUBL 292	70S	87E	18		Copper River	84977
611	FGUBL 293	70S	87E	18		Copper River	84978
612	FGUBL 294	70S	87E	17	18	Copper River	84979
613	FGUBL 295	70S	87E	17		Copper River	84980
614	FGUBL 296	70S	87E	17		Copper River	84981
615	FGUBL 304	70S	87E	17	20	Copper River	84989
616	FGUBL 298	70S	86E	13	24	Copper River	84983
617	FGUBL 299	70S	87E	18	19	Copper River	84984
618	FGUBL 300	70S	87E	18	19	Copper River	84985
No.	Claim_Name	Township	Range	Section-1	Section-2	Meridian	AA_Num
619	FGUBL 301	70S	87E	17	18	Copper River	84986
620	FGUBL 302	70S	87E	17	20	Copper River	84987
621	FGUBL 303	70S	87E	17	20	Copper River	84988
622	FGUBL 305	70S	87E	32		Copper River	84990
623	FGUBL 306	70S	87E	32	33	Copper River	84991
624	FGUBL 307	70S	87E	33		Copper River	84992
625	FGUBL 308	70S	87E	33		Copper River	84993
626	FGUBL 309	70S	87E	33		Copper River	84994
627	FGUBL 310	70S	87E	34		Copper River	84995
628	FGUBL 311	70S	87E	32		Copper River	84996
629	FGUBL 312	70S	87E	32	33	Copper River	84997
630	FGUBL 313	70S	87E	33		Copper River	84998
631	FGUBL 314	70S	87E	33		Copper River	84999
632	FGUBL 315	70S	87E	33		Copper River	85000
633	FGUBL 316	70S	87E	34		Copper River	85001
634	FGUBL 317	70S	87E	32		Copper River	85002
635	FGUBL 318	70S	87E	32	33	Copper River	85003
636	FGUBL 319	70S	87E	33		Copper River	85004
637	FGUBL 320	70S	87E	33		Copper River	85005
638	FGUBL 321	70S	87E	33		Copper River	85006
639	FGUBL 322	70S	87E	34		Copper River	85007

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

640	FGUBL 323	70S	87E	32		Copper River	85008
641	FGUBL 324	70S	87E	32	33	Copper River	85009
642	FGUBL 325	70S	87E	33		Copper River	85010
643	FGUBL 326	70S	87E	33		Copper River	85011
644	FGUBL 327	70S	87E	33		Copper River	85012
645	FGUBL 328	70S	87E	34		Copper River	85013
646	FGUBL 329	70S	87E	32		Copper River	85014
647	FGUBL 330	70S	87E	32	33	Copper River	85015
648	FGUBL 331	70S	87E	33		Copper River	85016
649	FGUBL 332	70S	87E	33		Copper River	85017
650	FGUBL 333	70S	87E	33		Copper River	85018
651	FGUBL 334	70S	87E	34		Copper River	85019
652	FGUBL 335	70S	87E	32		Copper River	85020
653	FGUBL 336	70S	87E	32	33	Copper River	85021
654	FGUBL 337	70S	87E	33		Copper River	85022
655	FGUBL 338	70S	87E	33		Copper River	85023
656	FGUBL 339	70S	87E	33		Copper River	85024
657	FGUBL 340	70S	87E	34		Copper River	85025
658	FGUBL 341	70S	87E	32		Copper River	85026
659	FGUBL 342	70S	87E	32	33	Copper River	85027
660	FGUBL 343	70S	87E	33		Copper River	85028
661	FGUBL 344	70S	87E	33		Copper River	85029
662	FGUBL 345	70S	87E	33		Copper River	85030
663	FGUBL 346	70S	87E	34		Copper River	85031
664	FGUBL 347	70S	87E	32		Copper River	85032
665	FGUBL 348	70S	87E	32	33	Copper River	85033
666	FGUBL 349	70S	87E	33		Copper River	85034
No.	Claim_Name	Township	Range	Section-1	Section-2	Meridian	AA_Num
667	FGUBL 350	70S	87E	33		Copper River	85035
668	FGUBL 351	70S	87E	33		Copper River	85036
669	FGUBL 352	70S	87E	34		Copper River	85037
670	FGUBL 353	70S	87E	32		Copper River	85038
671	FGUBL 354	70S	87E	32	33	Copper River	85039
672	FGUBL 355	70S	87E	33		Copper River	85040
673	FGUBL 356	70S	87E	33		Copper River	85041
674	FGUBL 357	70S	87E	33		Copper River	85042
675	FGUBL 358	70S	87E	34		Copper River	85043
676	FGUBL 359	71S	87E	6		Copper River	85044
677	FGUBL 360	71S	87E	6		Copper River	85045
678	FGUBL 361	71S	87E	6		Copper River	85046
679	FGUBL 362	71S	87E	5		Copper River	85047
680	FGUBL 363	71S	87E	5		Copper River	85048
681	FGUBL 364	71S	87E	5		Copper River	85049
682	FGUBL 365	71S	87E	4	5	Copper River	85050
683	FGUBL 366	71S	87E	4		Copper River	85051
684	FGUBL 367	71S	87E	4		Copper River	85052
685	FGUBL 368	71S	87E	4		Copper River	85053

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

686	FGUBL 369	71S	87E	3		Copper River	85054
687	FGUBL 370	71S	87E	3		Copper River	85055
688	FGUBL 371	71S	87E	3		Copper River	85056
689	FGUBL 372	71S	87E	6		Copper River	85057
690	FGUBL 373	71S	87E	6		Copper River	85058
691	FGUBL 374	71S	87E	6		Copper River	85059
692	FGUBL 375	71S	87E	3		Copper River	85060
693	FGUBL 376	71S	87E	3		Copper River	85061
694	FGUBL 377	71S	87E	3		Copper River	85062
695	FGUBL 378	71S	86E	2		Copper River	85063
696	FGUBL 379	71S	86E	1	2	Copper River	85064
697	FGUBL 380	71S	86E	1		Copper River	85065
698	FGUBL 381	71S	86E	1		Copper River	85066
699	FGUBL 382	71S	86E	1		Copper River	85067
700	FGUBL 383	71S	86E	2		Copper River	85068
701	FGUBL 384	71S	86E	1	2	Copper River	85069
702	FGUBL 385	71S	86E	1		Copper River	85070
703	FGUBL 386	71S	86E	1		Copper River	85071
704	FGUBL 387	71S	86E	1	2	Copper River	85072
705	FGUBL 388	71S	86E	1		Copper River	85073
706	FGUBL 389	71S	86E	1		Copper River	85074
707	FGUBL 390	71S	86E	1		Copper River	85075
708	FGUBL 391	71S	86E	1		Copper River	85076
709	FGUBL 392	71S	86E	1		Copper River	85077
710	FGUBL 393	71S	86E	1		Copper River	85078
711	FGUBL 394	71S	86E	1		Copper River	85079

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

UNION BAY PROJECT

KETCHIKAN RECORDING DISTRICT

FEDERAL MINING CLAIMS

No.	Claim Name	Township	Range	Section	Meridian	ADL#
1	QTUBST 1	70S	86E	14	Copper River	604428
2	QTUBST 2	70S	86E	14	Copper River	604429
3	QTUBST 3	70S	86E	14	Copper River	604430
4	QTUBST 4	70S	86E	14	Copper River	604431
5	QTUBST 5	70S	86E	14	Copper River	604432
6	QTUBST 6	70S	86E	13	Copper River	604576

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net